Agilent Technologies, Inc.

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report to Stockholders

nnual Report Consolidated Financial Statements



Agilent Technologies

Notice of 2003 Annual Meeting and Proxy Statement

Proxy

2002 Annual Report to Stockholders

2002 Annual Report Consolidated Financial Statements

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306

Edward W. Barnholt
Chairman of the Board, President and
Chief Executive Officer

Proxy

Agilent Technologies

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Agilent Technologies, Inc. ("Agilent") to be held on Tuesday, March 4, 2003, at 10 a.m. at the South San Francisco Conference Center located at 255 South Airport Boulevard, South San Francisco, California (U.S.A.). Details regarding admission to the annual meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

As we did last year, this year, as a cost-saving measure, we are combining our Proxy Statement, Annual Report and Annual Report Financial Statements into a single document. Also enclosed in this package is a proxy card for you to record your vote and a return envelope for your proxy card.

If you are unable to attend the annual meeting in person, you may participate through the web or by telephone. To participate in the live webcast, log on at www.investor.agilent.com and select "Company Presentations". To listen by telephone, please call 1-800-289-0468. The webcast will begin at 10 a.m. and will remain on the company website for 28 days. You cannot record your vote on this website or at this phone number.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. You may vote on the Internet, by telephone or by completing and mailing the enclosed proxy card. Voting over the Internet, by phone or by written proxy will ensure your representation at the annual meeting, if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of, and continued interest in, Agilent.

Sincerely,

Edward W. Barnholt

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Proxy

2003 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

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AGILENT TECHNOLOGIES, INC.

395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000

Notice of Annual Meeting of Stockholders

TIME	10:00 a.m. on Tuesday, March 4, 2003
PLACE	South San Francisco Conference Center South San Francisco, California (U.S.A.)
ITEMS OF BUSINESS	(1) To elect directors to a 3-year term. (2) To ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent accountants. (3) To amend the Agilent Technologies, Inc. 1999 Stock Option Plan (the "Stock Plan") to permit the exchange of options issued under the Stock Plan having an exercise price greater than $25.00 for a lesser number of new options to be granted at least six months and one day from the cancellation of the surrendered options. (4) To consider such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments thereof if you were a stockholder at the close of business on Monday, January 6, 2003.
ANNUAL MEETING ADMISSION	Two cut-out admission tickets are included on the back cover of this combined document. Please contact Agilent's Corporate Secretary at Agilent's corporate headquarters if you need additional tickets. The annual meeting will begin promptly at 10 a.m. In order to avoid any disruption for those in attendance, late comers will not be seated.
VOTING BY PROXY	Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on the proxy card.

By Order of the Board

D. Craig Nordlund
Senior Vice President, General Counsel and Secretary

This proxy statement and accompanying proxy card are being distributed on or about January 15, 2003.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: ***Why am I receiving these materials?***

A: Agilent's Board of Directors (the "Board") is providing these proxy materials for you in connection with Agilent's annual meeting of stockholders, which will take place on March 4, 2003. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement.

Q: ***What information is contained in these materials?***

A: The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. Agilent's 2002 Annual Report and audited financials statements, proxy card and return envelope are also enclosed.

Q: ***What proposals will be voted on at the annual meeting?***

A: There are three proposals scheduled to be voted on at the annual meeting:

- the election of directors for a 3-year term;
- the ratification of the appointment of PricewaterhouseCoopers LLP as Agilent's independent accountants; and
- the approval of an amendment to the Stock Plan to permit the exchange of options issued under the Stock Plan having an exercise price greater than $25.00 for a lesser number of new options to be granted at least six months and one day from the cancellation of the surrendered options (the "Option Exchange Program").

Q: ***What is Agilent's voting recommendation?***

A: Agilent's Board recommends that you vote your shares "FOR" each of the nominees to the Board, "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Agilent's independent accountants and "FOR" the approval of the Option Exchange Program.

Q: ***What shares owned by me can be voted?***

A: All shares owned by you as of the close of business on January 6, 2003 (the "Record Date") may be voted by you. You may cast one vote per share of common stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record, including shares purchased through Agilent Technologies, Inc. 1999 Stock Plan ("Stock Plan") and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or shares purchased through Agilent Technologies, Inc. 401(k) Plan ("401(k) Plan").

Q: ***What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

A: Most stockholders of Agilent hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Agilent's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Agilent. As the stockholder of record, you have the right to grant your voting proxy directly to Agilent or to vote in person at the annual meeting. Agilent has enclosed a proxy card for you to use. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Q: How can I vote my shares in person at the annual meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the annual meeting, Agilent recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting by Internet, telephone or completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details.

Q: Can I change my vote?

A: You may change your proxy instructions at any time prior to the vote at the annual meeting. You may accomplish this by entering a new vote by Internet or telephone or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions) or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the ratification of PricewaterhouseCoopers LLP and the approval of the Stock Plan amendment to permit the Option Exchange Program, you may vote "FOR", "AGAINST" or "ABSTAIN". If you "ABSTAIN", it has the same effect as a vote "AGAINST". If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. Any undirected shares that you hold in the 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Q: What is the voting requirement to approve each of the proposals?

A: In the election for directors, the two persons receiving the highest number of "FOR" votes will be elected. The auditors proposal and the proposal to amend the Stock Plan to permit the Option Exchange Program require the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes, as described in "What is the quorum requirement for the annual meeting?" in the section entitled "Additional

Questions and Information Regarding the Annual Meeting and Stockholder Proposals" herein. In tabulating the voting result for any particular proposal, shares, which constitute broker non-votes, are not considered entitled to vote.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: How can I obtain an admission ticket for the annual meeting?

A: Two cut-out admission tickets are included on the back of this combined document. A limited number of tickets are available for additional joint owners. To request additional tickets, please contact Agilent's Corporate Secretary at Agilent's corporate headquarters. If you forget to bring an admission ticket, you will be admitted to the annual meeting only if you are listed as a stockholder of record as of January 6, 2003, and bring proof of identification. If you hold your shares through a stock broker or other nominee and fail to bring an admission ticket, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of January 6, 2003.

Q: Where can I find the voting results of the annual meeting?

A: Agilent will announce preliminary voting results at the annual meeting and publish final results in Agilent's quarterly report on Form 10-Q for the second quarter of fiscal 2003.

BOARD STRUCTURE AND COMPENSATION

The Board is divided into three classes serving staggered three-year terms. The Board has 8 directors and the following 4 committees: (1) Audit and Finance, (2) Compensation, (3) Nominating/Corporate Governance and (4) Executive. The membership during the 2002 fiscal year and the function of each committee are described below. During the 2002 fiscal year, the Board held 11 meetings. The Audit and Finance, Nominating/Corporate Governance, Compensation and Executive Committees held 7, 2, 7 and 6 meetings, respectively, during the 2002 fiscal year. Each director attended at least 75% of all Board and applicable committee meetings.

Name of Director	Audit and Finance	Compensation	Nominating	Executive
Non-Employee Directors:				
Gerald Grinstein[1]		X	X*	X*
James G. Cullen[2]		X	X	
Thomas E. Everhart[3]	X		X	
Robert J. Herbold[4]	X		X	
Walter B. Hewlett[5]	X		X	
Heidi Kunz[6]	X*		X	
David M. Lawrence, M.D.[7]		X*	X	
A. Barry Rand[8]		X	X	
Employee Directors:				
Edward W. Barnholt[9]				X

X = Committee member; * = Chairperson

(1) Mr. Grinstein has served as a director and Chairman of the Board since August 1999. Mr. Grinstein has indicated that he intends to retire from the Board in accordance with age guidelines for Board membership when his term expires at this year's annual meeting. Accordingly, he will not stand for re-election. In November 2002, in anticipation of Mr. Grinstein's planned retirement, Mr. Barnholt succeeded Mr. Grinstein as Chairman of the Board and Mr. Grinstein was appointed Lead Director. After he retires, he will be succeeded by Dr. Lawrence as the Lead Director.

(2) Mr. Cullen has served as a director since April 2000.

(3) Dr. Everhart served as a director from July 1999 to February 2002.

(4) Mr. Herbold has served as a director since June 2000.

(5) Mr. Hewlett has served as a director since July 1999.

(6) Ms. Kunz has served as a director since February 2000.

(7) Dr. Lawrence has served as a director since July 1999. Upon Mr. Grinstein's retirement from the Board, Dr. Lawrence will also serve as the Lead Director.

(8) Mr. Rand has served as a director since November 2000.

(9) Mr. Barnholt has served as a director since May 1999 and Chairman of the Board since November 2002.

Audit and Finance Committee

The Audit and Finance Committee is responsible for the oversight of the quality and integrity of Agilent's financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent accountants, the performance of its internal audit function and independent accountants and significant financial matters. In discharging its duties, the Audit and Finance Committee is expected to:

- have the sole authority to select, compensate, oversee, evaluate and replace the independent accountants;
- review and approve the scope of the annual internal and external audit;

- review and pre-approve the engagement of Agilent's independent accountants to perform audit and non-audit services and the related fees;
- meet independently with Agilent's internal auditing staff, independent accountants and senior management;
- review the integrity of the company's financial reporting process;
- review the company's financial statements and disclosures and U.S. Securities & Exchange Commission filings;
- review funding and investment policies, implementation of funding policies and investment performance of Agilent's benefit plans;
- monitor compliance with the company's standards of business conduct; and
- review disclosures from Agilent's independent accountants regarding Independence Standards Board Standard No. 1.

Compensation Committee

The Compensation Committee reviews the performance of Agilent's elected officers and other key employees and determines, approves and reports to the Board on the elements of their compensation, including total cash compensation and long-term equity based incentives. In addition, the Compensation Committee:

- approves and monitors Agilent's benefit plan offerings;
- supervises and oversees the administration of Agilent's incentive compensation, variable pay and stock programs;
- recommends to the Board the annual retainer fee as well as other compensation for non-employee directors; and
- has sole authority to retain and terminate executive compensation consultants.

Nominating/Corporate Governance Committee

The charter of the Nominating/Corporate Governance Committee is to propose a slate of directors for election by Agilent's stockholders at each annual meeting and to appoint candidates to fill any vacancies on the Board. It is also responsible for approving management succession plans, addressing the Board's organizational issues and developing and reviewing corporate governance principles applicable to Agilent. During fiscal year 2002, the Nominating/Corporate Governance Committee met twice. The Nominating/Corporate Governance Committee will consider nominees recommended by security holders provided such recommendations are made in accordance with the procedures described in this proxy statement under "Additional Questions and Information Regarding the Annual Meeting and Stockholder Proposals."

Executive Committee

The Executive Committee meets or takes written action when the Board is not otherwise meeting. The Committee has full authority to act on behalf of the Board, except that it cannot amend Agilent's Bylaws, recommend any action that requires the approval of the stockholders, fill vacancies on the Board or any Board committee, fix director compensation, amend or repeal any non-amendable or non-repealable resolution of the Board, declare a distribution to the stockholders except at rates determined by the Board, appoint other committees, or take any action not permitted under Delaware law to be delegated to a committee.

Statement on Corporate Governance

Agilent has had formal corporate governance standards in place since the company's inception in 1999. We have reviewed internally and with the Board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the proposed rules of the U.S. Securities & Exchange Commission and the proposed new listing standards of the New York Stock Exchange regarding corporate governance policies and processes. We believe that our current standards already meet most of the proposed requirements. In anticipation of the adoption of these rule changes, we have amended the charters of our Compensation Committee and our Audit and Finance Committee to voluntarily implement certain of the proposed rules and standards. Agilent and the Board and its committees will further amend, to the extent necessary, its standards and charters once final rules have been adopted. You can access the latest standards and charters of Agilent and the Board and its committees in the "Corporate Governance" section of www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations.

DIRECTOR COMPENSATION ARRANGEMENTS AND STOCK OWNERSHIP GUIDELINES

Director Compensation Arrangements

The following table provides information on Agilent's compensation and reimbursement practices during the fiscal year ended October 31, 2002 for non-employee directors. Directors who are employed by Agilent do not receive any compensation for their Board activities.

COMPENSATION TABLE FOR THE 2002 FISCAL YEAR	
Annual Director Retainer[1,2]	$90,000
Annual Retainer for Non-Employee Board Chairman[2]	$360,000
Minimum Percentage of Annual Retainer to be Paid in Agilent Stock Options[3]	75%
Additional Retainer for Committee Chairs	$5,000

(1) All directors served the entire 2002 fiscal year, except for Mr. Everhart who served until February 22, 2002.

(2) Given that many employees were asked to take a 10% reduction in salary during fiscal year 2002, the non-employee directors also elected to take a 10% reduction in their retainers for the fiscal year 2002. The adjusted amount is shown. It is anticipated that the retainers will be restored to prior levels in fiscal 2003.

(3) Stock options were valued using the Present Value of Expected Gain (PVEG) methodology. Initial grants are made at the time of a director's election to the Board and cover the period extending through February 28 of the following year. Annual retainer grants are made on or shortly following Agilent's annual stockholders' meeting.

Currently, Agilent's practice is to grant a one-time stock option valued at $250,000 to all new directors when they join the Board. No new members joined the board during the fiscal year ended October 31, 2002.

Stock Ownership Guidelines

Agilent's stock ownership guidelines require each director to own a minimum of 2,000 shares of Agilent stock.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Agilent's Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires.

The terms for three directors will expire at this 2003 annual meeting. However, Mr. Grinstein has indicated his intention to retire from the Board in accordance with the age guidelines for Board membership at the end of his term, and accordingly, he will not stand for re-election. Votes cannot be cast and proxies cannot be voted other than for the two nominees named below. Directors elected at the 2003 annual meeting will hold office for a three-year term expiring at the annual meeting in 2006 (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal). All of the nominees are currently directors of Agilent. There are no family relationships among Agilent's executive officers and directors.

Nominees for Three-Year Terms That Will Expire in 2006

Edward W. Barnholt
Age 59

Mr. Barnholt has served as Agilent's President and Chief Executive Officer and as a director since May 1999 and also as Chairman of the Board since November 2002. Before being named Agilent's Chief Executive Officer, Mr. Barnholt served as Executive Vice President and General Manager of Hewlett-Packard Company's Measurement Organization from 1998 to 1999, which included the business organizations that have become Agilent. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company's Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard Company in 1993 and an Executive Vice President in 1996. He is a director of KLA-Tencor Corporation.

Robert J. Herbold
Age 60

Mr. Herbold has been a director of Agilent since June 2000. He was an Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 to April 2001 and currently serves as an Executive Vice President (part-time) of Microsoft Corporation. Prior to joining Microsoft, Mr. Herbold was a Senior Vice President at The Procter & Gamble Company from 1990 to 1994. Mr. Herbold is a director of Weyerhaeuser Corp. and Cintas Corp. He is the Managing Director of the consulting firm Herbold Group, LLC.

Agilent's Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

Agilent's directors listed below whose terms are not expiring this year will continue in office for the remainder of their terms or earlier in accordance with Agilent's Bylaws. Information regarding the business experience of each of such directors is provided below.

Directors Whose Terms Will Expire in 2004

James G. Cullen
Age 60

Mr. Cullen has served as a director since April 2000. Mr. Cullen was President and Chief Operating Officer of Bell Atlantic from 1997 to June 2000 and a member of the office of chairman from 1993 to June 2001. Prior to this appointment, Mr. Cullen was a

President and Chief Executive Officer of the Telecom Group of Bell Atlantic from 1995 to 1997. Prior to the creation of Bell Atlantic on January 1, 1984, Mr. Cullen held management positions with New Jersey Bell from 1966 to 1981 and AT&T from 1981 to 1983. Mr. Cullen is a member of the board of directors of Johnson & Johnson, Prudential Insurance Company and Quantum Bridge Communications.

Walter B. Hewlett
Age 58

Mr. Hewlett has served as a director since July 1999. Mr. Hewlett is an independent software developer involved with computer applications in the humanities. He participated in the formation of Vermont Telephone Company of Springfield, Vermont in 1994 and currently serves as its Chairman. Mr. Hewlett founded the Center for Computer Assisted Research in the Humanities in 1984, for which he serves as a director. He has been a trustee of The William and Flora Hewlett Foundation since its founding in 1966 and currently serves as its Chairman. In 1997, Mr. Hewlett was elected to the Board of Overseers of Harvard University. Mr. Hewlett has served as a director of the Public Policy Institute of California since 1998.

Directors Whose Terms Will Expire in 2005

Heidi Kunz
Age 48

Ms. Kunz has been a director of Agilent since February 2000. Ms. Kunz has served as an Executive Vice President and the Chief Financial Officer of Gap, Inc. since 1999. Prior to assuming her current position, Ms. Kunz served as the Chief Financial Officer of ITT Industries, Inc. from 1995 to 1999. From 1979 to 1995, Ms. Kunz held senior financial management positions at General Motors Corporation, including Vice President and Treasurer.

David M. Lawrence, M.D.
Age 62

Dr. Lawrence has been a director of Agilent since July 1999. Dr. Lawrence has been Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals since May 2002. He served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer.
Dr. Lawrence is a director of Pacific Gas and Electric Company and Raffles Medical Group, Inc.

A. Barry Rand
Age 58

Mr. Rand has been a director of Agilent since November 2000. He was the Chairman and Chief Executive Officer of Avis Group Holdings, Inc. from November 1999 to March 2001. Prior to joining Avis Group, Mr. Rand was Executive Vice President for Worldwide Operations at Xerox Corporation from 1995 to 1999. Mr. Rand is Chairman Emeritus of Avis Group and is a director of Abbott Laboratories and AT&T Wireless.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT ACCOUNTANTS

The Audit and Finance Committee of the Board has appointed PricewaterhouseCoopers LLP as Agilent's independent accountants to audit its consolidated financial statements for the 2003 fiscal year. During the 2002 fiscal year, PricewaterhouseCoopers LLP served as Agilent's independent accountants and also provided certain tax and other non-audit services. Although Agilent is not required to seek stockholder approval of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit and Finance Committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Agilent's Board recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Agilent's independent accountants.

PROPOSAL NO. 3

AMENDMENT OF THE AGILENT TECHNOLOGIES, INC. 1999 STOCK PLAN (THE "STOCK PLAN") TO PERMIT THE EXCHANGE OF OPTIONS ISSUED UNDER THE STOCK PLAN HAVING AN EXERCISE PRICE GREATER THAN $25.00 FOR A LESSER NUMBER OF NEW OPTIONS TO BE GRANTED AT LEAST SIX MONTHS AND ONE DAY FROM THE CANCELLATION OF THE SURRENDERED OPTIONS (THE "OPTION EXCHANGE PROGRAM").

After careful consideration, our Board of Directors has determined that it would be in the best interests of Agilent and our stockholders to amend the Stock Plan to permit the Option Exchange Program. Under the Option Exchange Program, eligible employees, other than our directors, Named Executive Officers and other Section 16 officers, will be offered the one-time opportunity to exchange their stock options that have an exercise price greater than $25.00 for a lesser number of options to be issued at least six months and one day from the date the surrendered options are cancelled. The new options would have an exercise price equal to the fair market value (the average of the high and low sales price as quoted in The Wall Street Journal) ("FMV") of our common stock on the date of the new grant. The text of the Stock Plan amendment is attached as Appendix A. This approval requires the affirmative vote of a majority of the outstanding shares present in person or represented by proxy and entitled to vote at our annual meeting.

Stock options are intended to encourage our employees to act as owners, which helps align their interests with those of stockholders. The objective of our Stock Plan is to encourage ownership in Agilent by key personnel whose long-term employment is considered essential to Agilent's continued progress and thereby encourage recipients to act in the stockholders' interest and share in Agilent's success.

Like many other companies in the technology industry, our stock price experienced a steep increase in the year 2000, at a time when Agilent was a new company. And like other companies in our industry, our stock price declined in 2001 and 2002, during the overall stock market downturn. Unfortunately, sustained adverse economic conditions have had a negative effect on the entire technology sector, including markets in which Agilent operates. As a result of the extreme volatility in the stock market and our stock price, approximately 70% of our stock options had exercise prices significantly higher than the current stock price as of January 6, 2003.

This means that the majority of our stock options no longer are effective as incentives to motivate and retain employees. Although these stock options are not likely to be exercised as long as Agilent's stock price is lower than the applicable exercise price, they will remain on Agilent's books with the potential to dilute stockholders' interests for up to ten years from the grant date unless they are cancelled.

As a company, we have had to take steps to reduce expenses and scale back operations in response to a decreased demand for our products and services. These steps have included reducing our workforce, implementing a hiring freeze, instituting temporary pay reductions, cutting back significantly on our use of temporary workers and reducing discretionary spending. As of October 31, 2002, we had reduced our workforce by approximately 8,000 people as a result of these restructuring activities.

The Option Exchange Program would provide an opportunity to motivate our remaining workforce to achieve future growth. By realigning the exercise prices of previously-granted stock options with the current value of our common stock, in a manner that is intended to be economically neutral to stockholders based on the exchange ratios set out below, we believe that the Stock Plan will again become an important tool to help motivate our employees to continue to create stockholder value.

STOCK OPTION EXCHANGE PROGRAM

Under the proposed Option Exchange Program, participating employees would surrender unexercised options they currently hold with an exercise price greater than $25.00 per share and in return receive new stock option grants to purchase fewer shares, in accordance with a specified exchange ratio. Optionees who are Agilent employees in a country in which the program is offered on the date that the Option Exchange Program is commenced would be eligible to elect to participate, and would need to have been continuously employed and remain Agilent employees on the date of the new grant to receive new options. The new options would have an exercise price equal to the FMV of our common stock on the new option grant date. The ratios of surrendered options to replacement options would vary from 1.5 to 1, to 4 to 1, depending upon the exercise price of the surrendered options.

We have structured the Option Exchange Program to strike a balance between stockholder and employee interests and it was designed to create a value neutral exchange. The Option Exchange Program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing fewer options in their place. In addition, by conducting this exchange rather than granting new options to supplement the underwater options, we are avoiding potential additional dilution to our stockholders' interests.

If 100% of eligible options were to be exchanged and new grants made in accordance with the exchange ratios set out below, the number of shares underlying options outstanding would be reduced by approximately 20 million shares, or 23% of all outstanding options.

Background

The Stock Plan allows Agilent to grant options, stock appreciation rights and stock awards to regular employees. Stock options encourage our employees to act as owners, which helps align their interests with those of stockholders.

As of November 30, 2002, there were 72,142,662 shares underlying options outstanding under our Stock Plan and 39,541,126 shares available for grant (not including options converted from Hewlett-Packard Company which are ineligible for exchange). Of the outstanding options, as of November 30, 2002, options to purchase 47,483,800 shares of common stock would be eligible for exchange under the proposed Option Exchange Program. The market value of the common stock underlying the options eligible for exchange was $947,776,648 as of January 6, 2003 based upon the closing price as reported in The Wall Street Journal for that date.

Exercise Price of Eligible Employee Grants	Number of Shares Underlying Options as of Nov. 30, 2002	Weighted Average Exercise Price	Weighted Average Remaining Life of Option
$25.01 to $39.99	32,576,932	$ 32.06	8.2 years
$40.00 to $69.99	4,594,783	$ 51.38	7.6 years
$70.00 to $89.99	10,081,050	$ 77.58	7.2 years
$90.00 and above	231,035	$116.22	7.2 years
Total Number of Shares Underlying Options Eligible for Exchange	47,483,800		

Details of the Option Exchange Program

Implementing the Stock Option Exchange Program

The Agilent Board of Directors authorized the Option Exchange Program in November 2002, upon the recommendation of its Compensation Committee and subject to stockholder approval of the amendment to the Stock Plan. If this proposal is approved, this one-time offer to exchange options may commence at any time after the annual meeting at the discretion of Agilent's Compensation Committee.

If you approve the Stock Plan amendment and the Option Exchange Program commences, eligible employees will be offered the opportunity to participate in the Option Exchange Program under an Offer of Exchange to be filed with the SEC and distributed to all eligible employees. Employees will be given at least twenty (20) business days in which to accept the offer of the new options in exchange for the surrender of their eligible options. The surrendered options will be cancelled on the first business day following this election period. The new options will be granted no earlier than six months and one day following the cancellation of the old options.

Eligibility

If implemented, the Option Exchange Program will be open to all Agilent employees who hold options, worldwide, where feasible and practical under local regulations as determined by Agilent. The Option Exchange Program will not be available to our Board of Directors, Named Executive Officers and other Section 16 officers. The program also will not be available to any former employees or to retirees. An employee who tenders his or her options for exchange must also have been continuously employed with Agilent and be an eligible employee on the date of the new grant in order to receive the new options. If an optionee is no longer an Agilent employee for any reason, including layoff, termination, voluntary resignation, death or disability, on the date that the Option Exchange Program commences, that optionee cannot participate in the program. If an optionee is no longer an Agilent employee for any reason on the date that the new grants are made, even if he or she had elected to participate and had tendered his or her options for exchange, that individual would not receive a new grant and the tendered options would be forfeited. Options that are not vested at termination of employment cannot be exercised and will be forfeited. Voting in favor of this proposal at the Annual Meeting does not constitute an election to participate in the Option Exchange Program.

Exchange Ratios

The exchange ratios for the Option Exchange Program – how many current options an employee must surrender in order to receive one new option – were determined in a manner intended to minimize stockholder dilution. New option grants calculated according to the exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis.

Options will not be issued for fractional shares. The ratios set out below were established based on the Agilent stock price at the beginning of January 2003, after consultation with independent third-party experts on stock plans and stockholder proposals.

Exercise Price Range	Exchange Ratio [Cancelled to New]
$25.01 to $39.99	1.5 to 1
$40.00 to $69.99	2.0 to 1
$70.00 to $89.99	2.5 to 1
$90.00 and above	4.0 to 1

Options tendered that have been granted within the six months prior to the commencement of the exchange offer would be replaced at a 1 to 1 exchange ratio and would vest in accordance with the vesting schedule of options they are replacing.

Election to Participate

Under the Option Exchange Program, eligible employees may make a one-time election to cancel grants of stock options that have an exercise price higher than $25.00 and exchange them for new options in accordance with the exchange ratios set out above.

Participation in the Option Exchange Program will be voluntary. Options granted prior to the six months preceding the exchange offer may be cancelled at the employee's discretion on a grant-by-grant basis. Once an employee elects to participate, however, he or she must also surrender any options granted to such employee in the six months preceding the commencement of the exchange offer. This six-month rule is necessary in order to avoid unfavorable accounting treatment for Agilent.

Exercise Price of New Options

All new options will be granted with an exercise price equal to the FMV of our common stock on the date of the new grant.

Vesting of New Options

Except in certain countries outside of the United States as determined by Agilent, the replacement options will vest 50% each year over two years, dependent upon continued employment with Agilent, as two years is the average vesting time remaining for most of our outstanding options. This means that all replacement options would be completely unvested at the time of the new grant, regardless of whether the options exchanged were partially or wholly vested. As described above, however, any replacement options given in exchange for options granted in the six months prior to the commencement of the Option Exchange Program vest in accordance with the vesting schedule of the options they are replacing.

Employees will have the choice to exercise their new options at any time after they have vested. Options will only vest if the optionee remains an Agilent employee and may only be exercised by an Agilent employee. Options that are not vested at termination of employment cannot be exercised and will be forfeited. Except as described above, the new options will be completely unvested on the date of grant, regardless of whether the surrendered options were partially or completely vested.

Term of New Options

The term of an option is the length of time during which it may be exercised. Except in certain countries outside of the United States as determined by Agilent, under the Option Exchange Program, each new option will have a term equal to the remaining term of the surrendered option it replaces. This ensures that the employees who participate in the exchange offer will not derive any additional benefit from an elongated term in which to exercise. For example, our typical option term is ten years. An employee who surrenders a grant received on May 17, 2000 with a ten-year term extending until May 16, 2010 would receive a replacement option with a term that also ends on May 16, 2010.

Other Conditions of New Options

The other terms and conditions of the new options will be set forth in an option agreement to be entered into as of the new grant date, and will be governed by the Stock Plan. Replacement options will be non-qualified options under U.S. tax laws, regardless of whether the options tendered for exchange are incentive stock options. The shares of common stock for which the new options will be exercisable have already been registered with the SEC as part of our Stock Plan registrations.

Stock Appreciation Rights

We grant stock appreciation rights (SARs) in those countries where the grant of stock options is either illegal or impractical. These SARs will be eligible for the Option Exchange Program on essentially the same terms and conditions as described above for stock options. SAR holders who tender their SARs will receive new SARs in the same proportion as option holders receive new options, as outlined in the exchange ratio table above.

Accounting Treatment

We have structured the program to comply with current Financial Accounting Standards Board guidelines so that Agilent will receive the same accounting treatment for the new options as it does for its current options. In other words, the program has been designed so that we will not be subject to accounting compensation charges against our earnings from the new options.

U.S. Federal Income Tax Consequences

The exchange of options should be treated as a non-taxable exchange and Agilent and our employees should recognize no income for U.S. federal income tax purposes upon the grant of the new options. All new options granted under the Option Exchange Program will be non-qualified stock options for U.S. federal income tax purposes.

Potential Modification to Terms to Comply with Governmental Requirements

The terms of the Option Exchange Program will be described in a Tender Offer Statement that will be filed with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible that we will need to alter the terms of the Option Exchange Program to comply with SEC comments. In addition, it is currently our intention to make the program available to our employees who are located outside of the United States, where permitted by local law and where we determine it is practical to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the United States to comply with local requirements, or for tax or accounting reasons.

Benefits of the Option Exchange Program to Employees and Officers

Because the decision whether to participate in the Option Exchange Program is completely voluntary, we are not able to predict who will participate, how many options any particular group of employees will elect to exchange, nor the number of replacement options that we may grant. As noted above, however, our Named Executive Officers, other Section 16 officers and members of our Board of Directors are not eligible to participate in the Option Exchange Program. Of the outstanding options held by eligible employees as of November 30, 2002, the maximum number of shares of common stock underlying options, which could be exchanged, is 47,483,800 and the maximum number of shares of common stock underlying the new options which could be issued under the above exchange ratios would be 28,105,525.

Proxy

Effect on Stockholders

We are not able to predict the impact the Option Exchange Program will have on your rights as a stockholder because we are unable to predict how many option holders will exchange their options or what the future market price of Agilent's stock will be at the time of the new grant. The program was designed to be value neutral to stockholders and to avoid the dilution in ownership that normally results from supplemental grants of new stock options.

Agilent's Board recommends a vote FOR the Stock Plan amendment to permit the Option Exchange Program.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 17, 2002, concerning:

- beneficial ownership of Agilent's common stock by the FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, as a group, and The David and Lucile Packard Foundation, the only beneficial owners of more than 5% of Agilent's common stock;
- beneficial ownership of Agilent's common stock by each director and each of the executive officers named in the Summary Compensation Table herein; and
- beneficial ownership of Agilent's common stock by all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the U.S. Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire as of February 15, 2003, 60 days after December 17, 2002, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

BENEFICIAL OWNERSHIP TABLE

	Shares of Agilent Beneficially Owned		
Name of Beneficial Owner	Number	Nature	Percentage (1)
Byron J. Anderson	12,481	Direct	
	260,760	Vested Options (2)	
	236	Indirect (3)	
	273,477		*
Edward W. Barnholt	52,399	Direct	
	1,645,827	Vested Options	
	432	Indirect (4)	
	1,698,658		*
James G. Cullen	2,000	Direct	
	13,946	Vested Options	
	3,000	Indirect (5)	
	18,946		*
Adrian T. Dillon	84,361	Direct (6)	
	50,000	Vested Options	
	134,361		*
The David and Lucile Packard Foundation (7) 300 Second Street, Suite 200 Los Altos, CA 94022	38,727,525		8.2%
FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, as a group (8) 82 Devonshire Street Boston, MA 02109	31,695,382		6.7%
Gerald Grinstein	37,097	Direct	
	81,981	Vested Options	
	119,078		*

Name of Beneficial Owner	Shares of Agilent Beneficially Owned		
	Number	Nature	Percentage (1)
Robert J. Herbold	2,500	Direct	
	15,082	Vested Options	
	17,582		*
Hewlett Family Accounts (9)			
Walter B. Hewlett	1,002,239	Direct	
	34,637	Vested Options	
	57,121	Indirect (10)	
	1,093,997		*
William R. Hewlett Revocable Trust	13,036,909		2.8%
The William and Flora Hewlett Foundation	5,014,889		1.1%
Packard Humanities Institute	4,910,828		1.0%
Flora Family Foundation	491,128		*
Public Policy Institute of California	194,613		*
Heidi Kunz	2,000	Direct	
	14,520	Vested Options	
	16,520		*
David M. Lawrence, M.D.	1,546	Direct	
	49,432	Vested Options	
	3,966	Indirect (11)	
	54,944		*
A. Barry Rand	3,000	Direct	
	18,562	Vested Options	
	21,562		*
John E. Scruggs	22,963	Direct	
	434,767	Vested Options	
	457,730		*
William P. Sullivan	385	Direct	
	354,656	Vested Options	
	355,041		*
Jack P. Trautman	9,035	Direct	
	23,750	Vested Options	
	32,785		*
All current directors and executive officers as a group (20 persons) (12)	5,247,271		1.1%

* Represents holdings of less than one percent.

(1) Percentage ownership is calculated based upon 471,224,539 shares of Agilent common stock outstanding on December 17, 2002.

(2) "Vested Options" are options that may be exercised as of February 15, 2003.

(3) Consists of shares held by Mr. Anderson's son for which Mr. Anderson has no pecuniary interest and disclaims beneficial ownership.

(4) Consists of shares held by Mr. Barnholt's son, for which Mr. Barnholt has no pecuniary interest and disclaims beneficial ownership.

(5) Consists of shares held by Mr. Cullen's Family Limited Partnership.

(6) Includes 33,334 shares of restricted stock that are subject to forfeiture upon termination of Mr. Dillon's employment for any reason other than retirement due to age, permanent and total disability or as part of a voluntary separation agreement. 50% of these shares shall vest

on December 3, 2003 and 50% shall vest on December 3, 2004 so long as Mr. Dillon remains continuously employed as Executive Vice President and Chief Financial Officer through those dates.

(7) The address and number of shares of Agilent common stock beneficially owned by The David and Lucile Packard Foundation is based on the Schedule 13G filed by the foundation with the U.S. Securities and Exchange Commission on January 18, 2002.

(8) The address and number of shares of Agilent common stock beneficially owned by FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson is based on the Schedule 13G filed by this group with the U.S. Securities and Exchange Commission on February 13, 2002.

(9) Mr. Hewlett shares voting and investment power over the shares held by the William R. Hewlett Revocable Trust, the Packard Humanities Institute and the Public Policy Institute of California (the "PPIC"). Mr. Hewlett is a board member of the PPIC. However, Mr. Hewlett has excused himself from any PPIC decisions dealing with Agilent stock. Mr. Hewlett does not have voting or investment power over the shares held by the William and Flora Hewlett Foundation, as voting and investment power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee. Mr. Hewlett is the Chair of the Investment Committee in the Flora Family Foundation, but he has excused himself from any Flora Family Foundation decisions dealing with Agilent stock. Mr. Hewlett disclaims any beneficial interest in the foregoing shares, because he has no pecuniary interest in the shares.

(10) Consists of 17,433 shares held by Mr. Hewlett as custodian for his daughter, 19,688 shares held by Mr. Hewlett's spouse, and 20,000 shares held in the James S. Hewlett Trust for which Mr. Hewlett is a trustee.

(11) Consists of shares held for the benefit of Dr. Lawrence's children in the Lawrence 2000 Irrevocable Trust of which Dr. Lawrence and his spouse are the trustees.

(12) Does not include shares owned by directors and executive officers who served as directors and executive officers during all or part of the 2002 fiscal year but were not serving in that capacity as of December 17, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Agilent's directors, executive officers and holders of more than 10% of Agilent common stock to file with the U.S. Securities and Exchange Commission reports regarding their ownership and changes in ownership of Agilent stock. Agilent believes that during the 2002 fiscal year, its officers, directors and 10% stockholders complied with all Section 16(a) filing requirements, with the exception of one late report for Mr. Rand. Mr. Rand inadvertently did not report the purchase of 2,650 shares on September 19, 2002 until a Form 4 filing made on October 1, 2002. In making these statements, Agilent has relied upon examination of the copies of Forms 3, 4 and 5 provided to the company and the written representations of its directors and officers.

Proxy

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about our equity compensation plans as of October 31, 2002. All outstanding awards relate to our common stock.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	73,838,554	$40	80,541,985 (1),(2),(3)
Equity compensation plans not approved by security holders	—	—	—
Total	73,838,554	$40	80,541,985

(1) Includes 28,592,376 of securities authorized and available for issuance in connection with the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "423(b) Plan").

(2) Shares authorized for issuance in connection with the 423(b) Plan are subject to an automatic annual increase of the lesser of 1 percent of the outstanding common stock of Agilent or an amount determined by the Compensation Committee of our Board of Directors. In no event shall the number of shares authorized for issuance in connection with the 423(b) Plan exceed 75 million shares.

(3) We issue securities under our equity compensation plans in forms other than options, warrants or rights. Under the Agilent Technologies, Inc. 1999 Stock Plan, (the "Stock Plan"), we may issue Stock Awards, as that term is defined in the Stock Plan. No more than 10 percent of the total shares available for issuance under the Stock Plan will constitute Stock Awards. Under the Agilent Technologies, Inc. 1999 Non-Employee Director Stock Plan (the "1999 Non-Employee Director Stock Plan"), we may issue Special Compensation, as that term is defined in Section 7 of the 1999 Non-Employee Director Stock Plan. The total maximum amount of common stock that we can issue in the form of Special Compensation cannot exceed one million shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain compensation information for (i) the chief executive officer, (ii) the four other executive officers of Agilent who, based on their salary and bonus compensation, were the most highly compensated for the fiscal year ended October 31, 2002 and (iii) one individual who was an executive officer during the fiscal year ended October 31, 2002 and would have been one of the four most highly compensated executive officers for the fiscal year ended October 31, 2002 but for the fact that he was not an executive officer as of October 31, 2002 (the "Named Executive Officers"). All information set forth in this table reflects compensation earned by these individuals for services with Agilent for the fiscal year ended October 31, 2002, as well as their compensation for each of the fiscal years ending October 31, 2001 and October 31, 2000.

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(4)	Securities Underlying Options (#)	All Other Compensation ($)(5)
Edward W. Barnholt	2002	$ 925,000	$ 0	$ 0	$ 0	750,000	$8,000
Chairman of the Board,	2001	941,666	0	0	0	500,000	6,800
President and Chief Executive Officer	2000	1,000,000	660,000	0	46,908	750,000	6,800
Adrian T. Dillon(6)	2002	552,493	650,000	265,713(3)	1,365,000	200,000	5,075
Executive Vice President,	2001	N/A	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer	2000	N/A	N/A	N/A	N/A	N/A	N/A
William P. Sullivan	2002	532,500	0	0	0	300,000	3,553
Executive Vice President,	2001	473,125	0	0	0	200,000	6,800
Chief Operating Officer	2000	440,000	205,260	0	0	150,000	7,300
Byron J. Anderson	2002	485,625	0	0	0	175,000	8,000
Senior Vice President,	2001	488,125	0	0	0	75,000	6,800
Electronic Products and Solutions	2000	500,000	173,684	0	21,311	100,000	6,800
Jack P. Trautman(7)	2002	367,410	67,120	0	0	111,500	472
Senior Vice President,	2001	N/A	N/A	N/A	N/A	N/A	N/A
Automated Test	2000	N/A	N/A	N/A	N/A	N/A	N/A
John E. Scruggs(8)	2002	462,504	135,641	0	0	150,000	8,000
Senior Vice President,	2001	463,336	0	0	0	85,000	6,800
Automated Test	2000	470,000	243,930	0	19,778	100,000	6,800

(1) The salaries for the 2001 fiscal year and the 2002 fiscal year reflect a temporary 10% reduction from April 1, 2001 to July 31, 2002.

(2) This column reflects a one-time signing bonus of $650,000 paid to Mr. Adrian T. Dillon and the payments under the Agilent Performance-Based Compensation Plan described under "Report of the Compensation Committee of the Board on Executive Compensation."

(3) This amount reflects $165,452 of relocation expenses and $100,261 of interest, calculated at the applicable market rate of 6.875% per annum that would have been payable on a $2,500,000 loan from Agilent to Mr. Adrian T. Dillon had the loan not been interest free. See "Secured Relocation – Related Loan to Executive Officer".

(4) For fiscal year 2002, the amount disclosed in this column reflects the dollar value of 50,000 shares of restricted stock granted to Mr. Adrian T. Dillon on December 3, 2001. As of October 31, 2002, Mr. Dillon held 50,000 shares of restricted stock with a dollar value of $687,500 on that date. Mr. Dillon will have the right to receive any cash dividends paid to or made with respect to Agilent's common stock.

For fiscal years 2001 and 2000, no compensatory restricted stock awards were granted to Agilent executives.

For fiscal year 2000, the amounts disclosed reflect the dollar values of Hewlett-Packard Company's ("HP") and Agilent's common stock, which were contributed under the Hewlett-Packard Company Employee Stock Purchase Plan (the "HP ESPP") and the Agilent Legacy Stock Purchase Plan, respectively. Under such plans, eligible employees (including Executive Officers) receive one share as a match ("Matching Shares") for every two shares purchased. In February 2000, eligible Agilent employees stopped participating in the HP ESPP and commenced participating in the Agilent Legacy Stock Purchase Plan. As of June 2, 2000, HP Matching Shares held by Agilent employees were forfeited and replaced with Agilent Matching Shares. The Agilent Matching Shares vest two years after the date of purchase. As of October 31, 2002, all of the Matching Shares under the Agilent Legacy Stock Purchase Plan were fully vested according to original plan terms and there are no more restricted shares left under the Agilent Legacy Stock Purchase Plan.

(5) Amounts disclosed in this column include payment of Agilent's contributions under the Agilent Technologies, Inc. 401(k) Plan. In fiscal year 2002, Agilent made a 401(k) matching contribution of $8,000 on behalf of each of Messrs. Barnholt, Anderson, and Scruggs, of $3,553 for Mr. Sullivan, of $5,075 for Mr. Dillon and of $472 for Mr. Trautman.

(6) Mr. Dillon commenced his employment with Agilent on December 3, 2001.

(7) Mr. Trautman commenced his executive officer position on May 21, 2002.

(8) Mr. Scruggs resigned from his executive officer position on July 1, 2002 and retired as an employee as of October 31, 2002.

Option Grants in Last Fiscal Year

The following table shows all grants of options to acquire shares of Agilent common stock granted to the Named Executive Officers listed in the Summary Compensation Table for the fiscal year ended October 31, 2002.

Name	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Agilent Employees in Fiscal Year	Exercise or Base Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($) 5%(3)	10%(3)
Edward W. Barnholt	750,000	3.84%	$25.67	Nov. 2011	$12,107,794	$30,683,527
Adrian T. Dillon	200,000	1.02%	27.30	Dec. 2011	3,433,765	8,701,834
William P. Sullivan ..	300,000	1.54%	25.67	Nov. 2011	4,843,118	12,273,411
Byron J. Anderson ..	175,000	0.90%	25.67	Nov. 2011	2,825,152	7,159,490
Jack P. Trautman ...	35,000	0.18%	25.67	Nov. 2011	565,030	1,431,898
	80,000	0.41%	29.13	May 2012	1,465,576	3,714,057
John E. Scruggs	150,000	0.77%	25.67	Nov. 2011	2,421,559	6,136,705

(1) The options granted are exercisable 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.

(2) The options were granted at an exercise price equal to the fair market value of Agilent common stock on the grant date, calculated as the average of the high and low market price on that date.

(3) Potential realizable value assumes that the common stock appreciates at the rate shown (compounded annually) from the grant date until the option expiration date. It is calculated based on the U.S. Securities and Exchange Commission requirements and does not represent the estimated growth of the future stock price by Agilent nor the present value of the stock options.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows aggregate exercises of options to purchase Agilent's common stock in the fiscal year ended October 31, 2002 by the Named Executive Officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options as Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward W. Barnholt	0	$0	1,115,461	1,530,366	$283,689	$0
Adrian T. Dillon	0	0	0	200,000	0	0
William P. Sullivan	0	0	185,648	531,508	0	0
Byron J. Anderson	0	0	15,000	160,000	0	0
Jack P. Trautman	0	0	164,584	289,926	0	0
John E. Scruggs	0	0	161,474	273,293	0	0

The value of unexercised Agilent options is based on the difference between the exercise price and the average of the high and low market prices of Agilent common stock on October 31, 2002 of $13.89.

Pension Plans

The following table shows the estimated annual benefits payable on retirement to Agilent's eligible employees in the United States under the Agilent Technologies, Inc. Deferred Profit Sharing Plan (the "Deferred Plan"), Agilent's Retirement Plan (the "Retirement Plan") and Agilent's Excess Benefit Retirement Plan (the "Excess Benefit Plan"). To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service with Hewlett-Packard Company to that eligible employee's service with Agilent.

ESTIMATED ANNUAL RETIREMENT BENEFITS

Highest Five-Year Average Compensation	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service
$ 400,000	$ 86,462	$115,283	$144,103	$172,924
500,000	108,962	145,283	181,603	217,924
600,000	131,462	175,283	219,103	262,924
700,000	153,962	205,283	256,603	307,924
800,000	176,462	235,283	294,103	352,924
900,000	198,962	265,283	331,603	397,924
1,000,000	221,462	295,283	369,103	442,924
1,100,000	243,962	325,283	406,603	487,924
1,200,000	266,462	355,283	444,103	532,924
1,300,000	288,962	385,283	481,603	577,924
1,400,000	311,462	415,283	519,103	622,924
1,500,000	333,962	445,283	556,603	667,924

For fiscal year 2002, benefits exceeding $160,000 will be paid pursuant to the Excess Benefit Plan. No more than $170,000 (as adjusted from time to time by the U.S. Internal Revenue Service) of eligible compensation may be taken into account in calculating benefits payable under the Retirement Plan or the Deferred Profit Sharing Plan. Benefits attributable to annual earnings over $170,000 are payable under the Excess Benefit Plan. Benefits payable under the Excess Benefit Plan are available in a lump sum or up to 15 annual installments.

Proxy

The compensation used to determine the benefits summarized in the table above equals base pay, without deducting for the 10% temporary salary reduction. The covered compensation for each of the Named Executive Officers is the highest five-year average of such base pay for such Named Executive Officer.

Named Executive Officers have been credited with the following years of service as of October 31, 2002: Mr. Barnholt, 30 years; Mr. Anderson, 30 years; Mr. Scruggs, 30 years; Mr. Sullivan, 26 years; Mr. Trautman, 2 years (Mr. Trautman has 26 years of settled credited service from the Hewlett-Packard Retirement Plans, previously paid by Hewlett-Packard); and Mr. Dillon, 1 year. Retirement benefits shown are expressed as a single life annuity at age 65 and reflect the maximum offset currently in effect under Section 401(l) of the Code, to compute the offset for such benefits under the pension plan. For purposes of calculating the benefit, an employee cannot be credited with more than 30 years of service. Benefits under the Retirement Plan are payable in the form of a single life annuity, a qualified joint and survivor annuity or a lump sum.

Secured Relocation-Related Loan to Executive Officer

On February 5, 2002, Agilent made a relocation loan to Mr. Adrian T. Dillon, Executive Vice President and Chief Financial Officer, as part of the employment package required to induce Mr. Dillon to join Agilent and move from Cleveland, Ohio to the San Francisco Bay Area. In place of a standard relocation bonus, Agilent provided a loan of $2.5 million to be used for the purchase of a home. Provided that Mr. Dillon remains at Agilent, the loan will be forgiven over a five-year period at 20% per year. The loan is secured by a deed of trust on the house. The unforgiven portion of the note plus 10% per annum interest will be due in full (i) upon insolvency of Mr. Dillon, (ii) upon any transfer of the property without the prior written consent of Agilent, (iii) within three months of termination of employment for any reason and (iv) within one year following the death of Mr. Dillon. If the amount due is not paid within five (5) days of the due date, at the option of Agilent, the unforgiven portion shall begin to accrue interest equal to 15% per annum. In accordance with the Sarbanes-Oxley Act, Agilent will not materially modify or renew this loan and, in the future, will not provide any new loans to its executive officers as required under the Sarbanes-Oxley Act.

Change of Control Arrangements

Each of Messrs. Barnholt, Dillon, Sullivan, Anderson and Trautman, as well as five (5) other executive officers who are not Named Executive Officers, has signed a Change of Control Severance Agreement. Under these agreements, in the event that within 24 months of a change of control of Agilent, Agilent or its successor terminates the employment of such an executive without cause or an event constituting good reason occurs and the executive resigns within 3 months of such an event, the executive will be entitled to: (i) two times, and with respect to Mr. Barnholt, three times the sum of such executive's base salary and target bonus, (ii) payment of COBRA continuation premiums for up to 12 months, (iii) full vesting of all outstanding options and restricted stock awards and (iv) a prorated portion of any bonus for the performance period in which the termination occurs. To the extent that the payment of these benefits trigger the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or any comparable federal, state, local or foreign excise tax, Agilent will pay Mr. Barnholt an additional amount to cover all additional tax liability arising from the application of such excise tax.

In exchange for such consideration, each executive has agreed (i) to execute a release of all of the executive's rights and claims relating to his employment, (ii) not to solicit any of Agilent's or its successor's employees for 2 years and (iii) not to compete for 1 year with up to 15 competitors of Agilent or its successor, as determined by Agilent or its successor.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD ON EXECUTIVE COMPENSATION

Agilent's executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"). The Compensation Committee, which is composed of non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the elected corporate officers. The Compensation Committee has furnished the following report on executive compensation for fiscal year 2002.

Compensation Philosophy

The goal of the executive compensation program is to provide a total compensation package composed of pay, stock and benefits. The total package reflects Agilent's performance and is designed to inspire and reward superior performance by executives, business organizations and Agilent.

Executive Compensation Practices

Each year the Compensation Committee surveys the executive compensation practices of selected S&P 500 High Technology companies. The Compensation Committee's practice is to target direct compensation levels for Agilent's executives at the 50th percentile of total direct compensation of surveyed companies. Total direct compensation includes base pay, short-term bonus at target and long-term incentives. Overall, individual performance is measured against the following factors; these factors may vary as required by business conditions:

- long-term strategic goals;
- short-term business goals;
- revenue and profit goals;
- customer satisfaction;
- new business creation;
- total stockholder return;
- the development of employees; and
- the fostering of teamwork and other Agilent values.

In setting the goals and measuring an executive's performance against those goals, Agilent considers the performance of its competitors and general economic and market conditions. None of the factors included in Agilent's strategic and business goals are assigned a specific weight. Instead, the Compensation Committee recognizes that the relative importance of these factors may change in order to adapt Agilent's operations to specific business challenges and to reflect changing economic and marketplace conditions.

Components of Executive Compensation

The compensation program for executive officers consists of the following four components:

- base pay;
- short-term bonus;
- long-term incentives; and
- benefits.

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. Base pay for each executive officer is established each year based on a salary range that corresponds to the executive officer's job responsibilities and the executive officer's overall individual job performance.

Short-Term Bonus

The Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees ("Performance-Based Compensation Plan") provides for cash compensation to be paid semi-annually when performance targets are achieved. During fiscal year 2002, the executive officers participated in the Performance-Based Compensation Plan. Actual bonuses paid to executive officers are based on achievement of profit, revenue, and return on invested capital goals established for each performance period.

Long-Term Incentives

The long-term incentive program is designed to encourage creation of long-term value for our stockholders and equity ownership by our executives. During fiscal year 2002, Agilent made stock option grants to Agilent's executive officers under the Stock Plan. Each grant allows the officer to acquire shares of Agilent's common stock, subject to the completion of a four-year vesting period, and continued employment with Agilent. These shares may be acquired at a fixed price per share (the market price on the grant date) over a ten-year period. An executive's grant amount, if any, is based on competitive market, the position of the executive and individual and business unit performance.

Benefits

The global benefits philosophy provides employees protection from catastrophic events and offers health and welfare benefits typical in the given country in which Agilent operates. In addition, through the benefits survey process, benefits offered by competitors, as well as benefits that set Agilent apart as an employer, may be incorporated into the benefits package. Where applicable, employees are responsible for managing benefit choices, balancing their own level of risk and return.

Policy Regarding Compensation in Excess of $1 Million a Year

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid to Agilent's Named Executive Officers. Certain compensation is specifically exempt from the deduction limit to the extent that it does not exceed $1 million during any fiscal year or is "performance based" as defined in Section 162(m) of the Code. The Compensation Committee considers the net cost to Agilent. Accordingly, the Stock Plan and the Performance-Based Compensation Plan (the annual variable pay plan) have been designed to qualify under Section 162(m) of the Code.

Stock Ownership Guidelines

Agilent's stock ownership guidelines are designed to increase an executive's equity stake in Agilent and more closely align his or her interests with those of our stockholders. The guidelines provide that the President and Chief Executive Officer should attain an investment level in Agilent's stock equal to five times his annual targeted total cash compensation under the Performance-Based Compensation Plan, including direct ownership of at least 20,000 shares of Agilent stock. All other executive officers should attain an investment level equal to three times their targeted total cash compensation under the Performance-Based Compensation Plan, including direct ownership of at least 15,000 shares for the Chief Financial Officer and Chief Operating Officer and at least 10,000 shares for all other executive officers. In each case, such investment levels must be attained within five years of the election to their executive officer positions.

Compensation for the Chief Executive Officer

Edward W. Barnholt has served as President and Chief Executive Officer since May 4, 1999. The Compensation Committee used the executive compensation practices described above to determine Mr. Barnholt's fiscal year 2002 compensation. In setting both the cash-based and equity-based elements of Mr. Barnholt's compensation, the Compensation Committee made an overall assessment of Mr. Barnholt's leadership in establishing Agilent's long-term and short-term strategic, operational and business goals. Mr. Barnholt's total compensation reflects a consideration of both competitive forces and Agilent's performance.

The Compensation Committee surveyed the total direct compensation for chief executive officers of selected high technology companies. Based on this information, the Compensation Committee determined a median around which the Compensation Committee built a competitive range for cash-based and equity-based elements of the compensation package. As a result of this review, the Compensation Committee determined a mix of base salary and bonus opportunity, along with an equity position to align Mr. Barnholt's compensation with the performance of Agilent. The resulting total compensation package was competitive for CEOs running companies comparable in size and complexity to Agilent.

Additionally, as part of the review process, the Compensation Committee assessed Agilent's financial and business results compared to other companies within the high-technology industry; Agilent's financial performance relative to its financial performance in prior periods; Agilent's market competitiveness as measured by customer feedback, new business creation and product generation; and the health of the Agilent organization as measured by employee surveys and the ability to attract and retain key talent.

For fiscal year 2002, the specific recommendation for Mr. Barnholt positioned his target total cash compensation at $2,300,000: base salary remained at $1,000,000, with a $1,300,000 bonus opportunity under the Performance-Based Compensation Plan. The bonus opportunity could have increased to $2,600,000 if maximum performance objectives were achieved. Consistent with the Performance-Based Compensation Plan, the performance objectives were based on Agilent's profit, revenue and return on invested capital goals.

In determining the stock option grant for Mr. Barnholt, the Compensation Committee evaluated his total direct compensation compared to CEO's of comparable companies and determined that an award of a non-qualified stock option to purchase 750,000 shares of Agilent common stock was appropriate.

Given the continued downturn in the markets that we serve, and the subsequent impact on Agilent's financial results, Mr. Barnholt did not receive any payout under the Performance-Based Compensation Plan in fiscal 2002. In addition, all Agilent executives agreed to a 10% pay reduction from April 1, 2001 through July 31, 2002.

Submitted by:

Compensation Committee

David M. Lawrence, M.D., Chairperson
James G. Cullen
Gerald Grinstein
A. Barry Rand

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the preceding section. There are no members of the Compensation Committee who were officers or employees of Agilent or any of its subsidiaries during the fiscal year, formerly officers of Agilent, or had any relationship otherwise requiring disclosure hereunder.

AUDIT AND FINANCE COMMITTEE REPORT

During fiscal year 2002, the Audit and Finance Committee of the Board reviewed the quality and integrity of Agilent's financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent accountants, the performance of its internal audit function and independent accountants and significant financial matters. Each of the Audit and Finance Committee members satisfies the definition of independent director as established in the New York Stock Exchange Listing Standards. Agilent operates with a November 1 to October 31 fiscal year. The Audit and Finance Committee met seven times during the 2002 fiscal year.

The Board adopted a written charter for the Audit and Finance Committee on May 17, 2000 and operated under that charter during the 2002 fiscal year. The Audit and Finance Committee has reviewed the relevant requirements of the Sarbanes-Oxley Act, the proposed rules of the U.S. Securities and Exchange Commission and the proposed new listing standards of the New York Stock Exchange regarding audit committee policies. Although some of these rules and standards had not yet been finalized at the time of the printing of this proxy statement, the Board adopted an amendment to the charter on November 20, 2002 to voluntarily implement certain of these proposed rules and standards. A copy of this amended charter has been attached to this proxy statement as Appendix B. The Audit and Finance Committee intends to further amend its charter, if necessary, when the rules and standards are finalized to reflect additional requirements or changes from the proposals. You can access the latest charter in the "Corporate Governance" section of www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations.

The Audit and Finance Committee has reviewed Agilent's audited consolidated financial statements and discussed such statements with management. The Audit and Finance Committee has discussed with PricewaterhouseCoopers LLP, Agilent's independent accountants during the 2002 fiscal year, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees) as amended.

The Audit and Finance Committee received from PricewaterhouseCoopers LLP the written disclosures required by Independence Standards Board Standard No. 1 and discussed with it its independence. Based on the review and discussions noted above, the Audit and Finance Committee recommended to the Board that Agilent's audited consolidated financial statements be included in Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2002, and be filed with the U.S. Securities and Exchange Commission.

Submitted by:

Audit and Finance Committee

Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett

Audit Fees

The following table sets forth the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP for audit services rendered in connection with the consolidated financial statements and reports for fiscal year 2002 and for other services rendered during fiscal year 2002 on behalf of Agilent and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services, which have been billed or will be billed to Agilent:

Audit Fees	
Annual Audit Fees	$3,000,000
Total Audit Fees	$3,000,000
Non-Audit Fees	
Design and Implementation of Financial Information Systems	$ 0
All Other Fees:	
Tax services	$7,440,000
Audit, accounting and due diligence services related to Agilent's acquisitions and divestitures activities	24,000
Other accounting and auditing services including statutory audits of Agilent's international operations, as required	1,690,000
Consulting services	0
Total Non-Audit Fees	$9,154,000

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent accountants for the fiscal year ending October 31, 2003, the Audit and Finance Committee has considered whether the non-audit services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Incorporation by Reference

The Report of the Compensation Committee of the Board on Executive Compensation and the Audit and Finance Committee Report (including reference to the independence of the Audit and Finance Committee members) above and the Stock Price Performance Graph on the following page, are not deemed filed with the U.S. Securities and Exchange Commission and shall not be deemed incorporated by reference into any prior or future filings made by Agilent under the U.S. Securities & Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Agilent specifically incorporates such information by reference.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the three-year cumulative total stockholder return assuming the investment of $100 (and the reinvestment of any dividends thereafter) on November 18, 1999, the first trading day of Agilent's common stock, in each of Agilent's common stock, the S&P 500 Index, and a peer group, based on the S&P Information Technology Index.[1] We have changed our peer group this year because the peer group we used in prior years was based on the S&P High Technology Index that was discontinued on December 31, 2001. We've also included that peer group through October 31, 2001.[2] Agilent's stock price performance shown in the following graph is not indicative of future stock price performance.

Comparison of 3 Years (11/18/99 to 10/31/02) Cumulative Total Return* Among Agilent Technologies, The S&P 500 Index, The S&P High Technology Peer Group and The S&P Information Technology Peer Group Composite


DOLLARS
250
200
150
100
50
0
11/18/99
1/31/00
4/30/00
7/31/00
10/31/00
1/31/01
4/30/01
7/31/01
10/31/01
1/31/02
4/30/02
7/31/02
10/31/02
Agilent Technologies
S&P 500
S&P Information Technology Peer Group
S&P High Technology Peer Group

---

(1) The current peer group is composed of companies that are members of the S&P Information Technology Index and are in sectors related to Agilent's businesses. They are: Electronic Equipment and Instruments (excluding Agilent), Networking Equipment, Semiconductor Equipment, Semiconductors, Telecommunications Equipment. These sectors are selected by Agilent with the underlying companies chosen and maintained by S&P:

Electronic Equipment And Instruments	Networking Equipment	Semiconductor Equipment	Semiconductors	Telecommunications Equipment
Jabil Circuit	Avaya Inc.	Applied Materials	Advanced Micro Devices	ADC Telecommunications
Millipore	Cisco Systems	KLA-Tencor Corp.	Altera Corp.	Andrew Corp.
Molex		Novellus Systems	Analog Devices	Ciena Corp.
PerkinElmer Inc.		Teradyne Inc.	Applied Micro Circuits	Comverse Technology
Sanmina-SCI			Broadcom Corporation	Corning Inc.
Solectron			Intel Corp.	JDS Uniphase Corp.
Symbol Technologies			Linear Technology	Lucent Technologies
Tektronix Inc.			LSI Logic	Motorola Inc.
Thermo Electron			Maxim Integrated Products	Qualcomm Inc.
Waters			Micron Technology	Scientific-Atlanta
			National Semiconductor	Tellabs Inc.
			Nvidia	
			PMC-Sierra Inc.	
			QLogic	
			Texas Instruments	
			Xilinx Inc.	

(2) The former peer group was composed of companies that were members of the S&P High Technology Index (discontinued by S&P on 12/31/01 and replaced by the S&P Information Technology Index) and were in sectors related to Agilent's businesses. They were: Communications Equipment, Computers (Networking), Electronics (Instrumentation) (excluding Agilent), Electronics (Semiconductor), and Equipment (Semiconductor). These sectors were selected by Agilent with the underlying companies chosen and maintained by S&P:

Communications Equipment	Computers (Networking)	Electronics (Instrumentation), excluding Agilent	Electronics (Semiconductors)	Equipment (Semiconductor)
ADC Telecommunications	Avaya Inc.	Perkin-Elmer Inc.	Advanced Micro Devices	Applied Materials
Andrew Corp.	Cisco Systems	Tektronix Inc.	Altera Corp.	KLA-Tencor Corp.
Ciena Corp.	Network Appliances		Analog Devices	Novellus Systems
Comverse Technology			Applied Micro Circuits	Teradyne Inc.
Corning Inc.			Broadcom Corporation	
JDS Uniphase Corp.			Conexant Systems	
Lucent Technologies			Intel Corp.	
Motorola Inc.			Linear Technology	
Nortel Networks Corp.			LSI Logic	
Qualcomm Inc.			Maxim Integrated Products	
Scientific-Atlanta			Micron Technology	
Tellabs Inc.			National Semiconductor	
			PMC-Sierra Inc.	
			QLogic	
			Texas Instruments	
			Vitesse Semiconductor	
			Xilinx Inc.	

ADDITIONAL QUESTIONS AND INFORMATION REGARDING THE ANNUAL MEETING AND STOCKHOLDER PROPOSALS

Q: ***What happens if additional proposals are presented at the annual meeting?***

A: Other than the three proposals described in this proxy statement, Agilent does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Edward W. Barnholt, Agilent's Chairman of the Board, President and Chief Executive Officer, and D. Craig Nordlund, Agilent's Senior Vice President, General Counsel and Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Agilent's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: ***What class of shares is entitled to be voted?***

A: Each share of Agilent's common stock outstanding as of the close of business on January 6, 2003, the Record Date, is entitled to one vote at the annual meeting. On the Record Date, Agilent had approximately 471,233,186 shares of common stock issued and outstanding.

Q: ***What is the quorum requirement for the annual meeting?***

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: ***Who will count the vote?***

A: A representative of ADP Investor Communication Services will tabulate the votes and act as the inspector of election.

Q: ***Is my vote confidential?***

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Agilent or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to Agilent's management.

Q: ***Who will bear the cost of soliciting votes for the annual meeting?***

A: Agilent will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Agilent's directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Agilent has retained the services of Georgeson Shareholder Communications Inc. ("Georgeson") to aid in the solicitation of proxies. Agilent estimates that it will pay Georgeson a fee of $25,000 for its services plus per call fees for any individual solicitations and reasonable out-of-pocket expenses. In addition, Agilent may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: ***May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?***

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in Agilent's proxy statement for next year's annual meeting, the written proposal must be received by Agilent no later than September 17, 2003 and should contain such information as is required under Agilent's Bylaws. Such proposals will need to comply with the U.S. Securities and Exchange Commission's regulations regarding the inclusion of stockholder proposals in Agilent-sponsored proxy materials. In order for a stockholder proposal to be raised from the floor during next year's annual meeting, written notice must be received by Agilent no later than September 17, 2003 and should contain such information as required under Agilent's Bylaws. If we do not receive notice of your proposal within this time frame, our management will use its discretionary authority to vote the shares it represents as the Board may recommend.

Nomination of Director Candidates: Agilent's Bylaws permit stockholders to nominate directors at a stockholder meeting. In order to make a director nomination at an annual stockholder meeting, it is necessary that you notify Agilent not fewer than 120 days before the first anniversary of the date that the proxy statement for the preceding year's annual meeting was released to the stockholders. Agilent's 2003 Proxy Statement was released on January 15, 2003. Thus, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by Agilent not later than September 17, 2003. In addition, the notice must meet all other requirements contained in Agilent's Bylaws and include any other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Copy of Bylaw Provisions: You may contact the Agilent Corporate Secretary at Agilent's corporate headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Q: ***How do I obtain a separate set of voting materials if I share an address with other stockholders?***

A: To reduce expenses, in some cases, we are delivering one set of voting materials to certain stockholders who share an address, unless otherwise requested by one or more of the stockholders. A separate proxy card is included in the voting materials for each of these stockholders. If you have only received one set, you may request separate copies of the voting materials at no additional cost to you by calling us at (650) 752-5522 or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records. You may also contact us by calling or writing if you would like to receive separate voting materials for future annual meetings.

Q: ***If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?***

A: You may request that we send you and the other stockholders who share an address with you only one set of voting materials by calling us at (650) 752-5522 or by writing to us at: Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records.

YOU MAY RECEIVE A COPY OF AGILENT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2002 WITHOUT CHARGE BY SENDING A WRITTEN REQUEST TO AGILENT TECHNOLOGIES, INC., 395 PAGE MILL ROAD, PALO ALTO, CALIFORNIA 94306, ATTN: INVESTOR RELATIONS.

By Order of the Board



D. CRAIG NORDLUND
Senior Vice President, General Counsel
and Secretary
Dated: January 9, 2003

APPENDIX A

Text of Amendment to Agilent Technologies, Inc. 1999 Stock Plan

The following is the complete text of the amendment to Section 9(a)(iv) of the 1999 Stock Plan. The language proposed by this amendment is indicated in italics.

AMENDMENT NO. 1
TO THE
AGILENT TECHNOLOGIES, INC. 1999 STOCK PLAN
(Restatement, effective May 21, 2002)

AGILENT TECHNOLOGIES, INC. (the "Company"), having adopted the Agilent Technologies, Inc. 1999 Stock Plan (the "Plan"), and having amended and restated the Plan most recently as of May 21, 2002, hereby amends Section 9(a)(iv) of the restated Plan, effective as of [DATE], 2003, to read as follows:

Section 9. Option Exercise Price and Consideration.

(a) Exercise Price

(iv) Other than in connection with a change in the Company's capitalization (as described in Section 15(a)), Options may not be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the exercise price of such Incentive Stock Options or Nonstatutory Stock Options; *provided, however, that the Company may effect a one-time exchange offer to be commenced in the discretion of the Committee no sooner than March 4, 2003 pursuant to which Employees granted Options pursuant to this Plan with an exercise price greater than $25.00 per share shall be given the one-time opportunity to elect to cancel such unexercised Options (the "Cancelled Options"), in exchange for the grant of replacement Options to purchase Shares of Common Stock in accordance with the exchange ratios set out below for each Share underlying the Cancelled Options (the "Replacement Options").*

Exercise Price Range	Exchange Ratio [Cancelled to New]
$25.01 to $39.99	1.5 to 1
$40.00 to $69.99	2.0 to 1
$70.00 to $89.99	2.5 to 1
$90.00 and above	4.0 to 1

Replacement Options shall be granted no less than six months and one day following the cancellation of the Cancelled Options, at a per Share exercise price equal to 100% of the Fair Market Value per Share on the Grant Date, and shall be granted to those who elected to participate, subject to continued employment with the Company. Except in certain countries outside of the United States as determined by the Committee in its sole discretion, each Replacement Option shall have a term equal to the remaining term of the Cancelled Option. Except in certain countries outside of the United States as determined by the Committee in its sole discretion, each Replacement Option shall be scheduled to vest as to 50% of the Shares subject thereto on the first anniversary of the Grant Date and as to the remaining 50% of the Shares subject thereto on the second anniversary of the Grant Date, subject to continued employment with the Company. Notwithstanding the foregoing, the Company's Directors, Named Executive Officers specified in the Company's Proxy Statement for the 2003 Annual Meeting, other Officers and non-U.S. Participants as determined in the sole discretion of the Committee shall not participate in this exchange offer, and this exchange offer will be structured so that the Company avoids incurring compensation charges for financial accounting purposes.

Proxy

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Amendment No. 1 to the restated Plan on the date indicated below.

Agilent Technologies, Inc.

By ______________________________

Title:

Dated: , 2003

APPENDIX B

AUDIT AND FINANCE COMMITTEE CHARTER

I. MEMBERSHIP

A. The Audit and Finance Committee (the "Committee") of the Board of Directors (the "Board") shall consist of at least three directors whose qualifications include financial literacy, independence and accounting or related financial expertise as determined under the Sarbanes-Oxley Act (the "Act") and applicable rules of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"). At least one member of the Committee must be a "financial expert" under the requirements of the Act. No member of the Committee may serve on the audit committee of more than three public companies, including the Company, unless the Board of Directors determines that such simultaneous service will not impair the ability of such member to effectively serve on the committee.

B. No member of the Committee shall receive compensation other than director's fees for service as a director of the Company, including reasonable compensation for serving on the Committee and regular benefits that other directors receive.

II. PURPOSE

A. The Committee serves as the representative of the Board for the general oversight of Company affairs relating to:

1. The quality and integrity of the Company's financial statements,
2. The Company's compliance with legal and regulatory requirements,
3. The independent auditor's qualifications and independence, and
4. The performance of the Company's internal audit function and independent auditors.

B. Through its activities, the Committee facilitates open communication among directors, independent auditors, the internal auditor and management by meeting in private session regularly with these parties.

C. The Committee also provides oversight regarding significant financial matters, including borrowings, currency exposures, dividends, share issuance and repurchases, and the financial aspects of the Company's benefit plans.

III. MEETINGS AND PROCEDURES

A. The Committee shall convene at least four times each year.

B. It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

C. The Committee shall be given full access to the Company's internal auditors, Board Chairman, Company executives and independent auditors. When any audit has been prepared by a registered public accounting firm for the Company, the Committee shall timely receive a report from such firm on (1) all critical accounting policies and practices; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and (3) other material written communications between the registered public accounting firm and company management, such as any management letter or schedule of unadjusted differences.

IV. RESPONSIBILITIES

A. The Committee shall:

1. Have the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the independent auditor.

2. Annually review and approve the proposed scope of each fiscal year's internal and outside audit at the beginning of each new fiscal year.

3. Inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee.

4. Oversee the work of any registered public accounting firm employed by the Company, including the resolution of any disagreement between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit opinion or related work.

5. Review and approve in advance any audit and non-audit services and fees to be provided by the Company's independent auditor, other than "prohibited non-auditing services" and minor audit services, each as specified in the Act. The Committee has the sole authority to make these approvals, although such approval may be delegated to any committee member so long as the approval is presented to the full Committee at a later time.

6. At, or shortly after the end of each fiscal year, review with the independent auditor, the internal auditor and Company management, the audited financial statements and related opinion and costs of the audit of that year.

7. Review funding and investment policies, implementation of funding policies and investment performance of the Company's benefit plans.

8. Provide any recommendation, certifications and reports that may be required by the NYSE or the SEC including the report of the Committee that must be included in the Company's annual proxy statement.

9. Review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor.

10. Establish and oversee procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

11. Have the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report.

12. Ensure the rotation of the lead audit partner at least every five years.

13. Confirm with any independent auditor retained to provide audit services for any fiscal year that the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has not performed audit services for the Company in each of the five previous fiscal years of the Company and that the firm meets all legal and professional requirements for independence.

14. Discuss with management and the independent auditor the Company's policies with respect to risk assessment and risk management.

15. Meet separately, periodically, with management, with internal auditors and with the independent auditor.

16. In consultation with the independent auditor, management and the internal auditors, review the integrity of the Company's financial reporting process.

17. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

18. Review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters.

19. Review and discuss with the independent auditor the responsibility, budget and staffing of the Company's internal audit function.

20. Set clear hiring policies for employees or former employees of the independent auditor. At a minimum, these policies should provide that any registered public accounting firm may not provide audit services to the Company if the CEO, Controller, CFO, Chief Accounting Officer or any person serving in an equivalent capacity for the Company was employed by the registered public accounting firm and participated in the audit of the Company within one year of the initiation of the current audit.

21. Report regularly to the Board of Directors. Such report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

22. Perform a review and evaluation, at least annually, of the performance of the Committee. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report to Stockholders

Annual Report

2002 Annual Report Consolidated Financial Statements

To Our Shareholders

The persistent downturn in the telecommunications and electronics markets was the major factor in Agilent's 2002 results. We are obviously not pleased to report a decline in orders and revenue and a loss for the year. However, we did make substantial progress in returning the company to profitability as we moved through 2002, achieving break-even on an earnings-before-goodwill (EBG) basis in the fourth quarter.[1]

This year we also strengthened Agilent for long-term success in two ways. We made investments in R&D that are driving product and technology breakthroughs, and we became much more competitive by transforming many aspects of our operations. None of these achievements would have been possible without Agilent's people, who made superb contributions in 2002 under extremely trying conditions. In this letter I'll describe what we are doing to return to sustained profitability, the actions we're taking to build the company for the long term, and the outlook for fiscal 2003.

Our Top Priority: Restoring Profitability

At the start of the year we expected a slow but gradual improvement in the telecom and semiconductor markets, in which demand had fallen so sharply in 2001. During the first two quarters of 2002 we did see a slight improvement in the semiconductor market, and our overall orders and revenue increased. But conditions weakened again in the middle of 2002 and the outlook for 2003 declined. It was clear that we had to size the company for profitability at a much lower level of business.

In August 2002 we announced reductions in the number of Agilent employees that went beyond our previously announced plans to reduce the workforce by 8,000 people. The latest round of reductions will lower our workforce by about another 2,500 people, with many of these people scheduled to leave the company by the end of the first quarter of 2003.

These workforce reductions have been and remain very difficult for all of us. But they are a painful necessity in light of the business climate. By the end of 2002, we had completed the 8,000-person workforce reduction and had lowered our total costs, on an annual basis, by about $1.2 billion.

These workforce reductions, combined with other efforts to streamline our cost structure and reduce discretionary spending, enabled us to lower our total costs and expenses by 21 percent in 2002, on an EBG basis, compared with 2001. Our inventory reductions, along with capital spending that was about $580 million lower this year than in fiscal 2001, were the key factors in our significant improvement in asset management.

Another key to restoring profitability is to deliver a steady stream of innovative new products. In 2002 we spent $1.1 billion on research and development (R&D), on an EBG basis, compared with $1.3 billion in 2001. We maintained our investments in high-priority R&D efforts to help our customers pursue new opportunities and get the most out of their current technology investments.

New products drove market share gains in 2002 in communications test; semiconductor test; semiconductor solutions for PCs and cellular phones; and life sciences and chemical analysis. In the fourth quarter of 2002, we believe we outgrew our markets by about $125 million in revenue compared with the fourth quarter of 2001. We plan to spend approximately $1 billion on R&D in fiscal 2003 in order to leverage our market share gains and to take full advantage of any recovery in our markets.

New products were also critical to the widespread customer recognition we received this year. We won 14 industry and customer awards, including recognition from Cisco Systems, Celestica, Solectron, Brocade and Logitech.

In the fourth quarter of 2001, Agilent reported a loss, on an EBG basis, of $275 million. In Q2 of 2002, our EBG loss was $112 million, and in Q4 of this year we lost $2 million. We're encouraged by this progress, and we are determined to return to profitability in 2003.

Major Progress in Transforming How We Operate

Since Agilent became an independent company in November 1999, we have worked hard to transform our operations. These efforts take many forms but have a common goal: to make Agilent even more competitive by improving our speed, flexibility and cost-effectiveness. In 2002 we made excellent strides in this effort.

In June 2002 we launched the first phase of our new enterprise resource planning (ERP) system. This is a highly complex, ambitious program that will reduce more than 2,000 legacy information systems and applications to just a handful of best-in-class integrated information systems. The benefits from this work will be substantial. We will generate real-time information that our people and customers need. We will be able to manage assets more efficiently and share information much more readily than we can now. In short, the ERP system will enable us to function much more effectively as a single company.

Startup issues after the ERP launch made it difficult for us to meet customer expectations and had a significant impact on our third-quarter financial results. Our people performed heroically to resolve these issues and to stabilize the system in our fourth quarter.

We will continue to roll out the ERP system through fiscal 2003, and we expect to realize substantial savings from the implementation beginning in the second half of fiscal 2003. We will also apply what we have learned to the implementation of our new customer relationship management (CRM) system. This rollout is planned for the first quarter of 2003.

Progress in operations during 2002 was not limited to new information systems. We reduced the worldwide space we use by 1.6 million square feet, which saved about $90 million. We improved our on-time delivery rate and reduced the time between receipt of an order and delivery to the customer.

We will work to build on these accomplishments in our operations through 2003. Our progress in this area complements and supports our work to maintain product and technology leadership.

A Resilient Agilent Culture

Workforce reductions, navigating the downturn and the launch of our ERP system posed daunting challenges to our people and culture in 2002. I'm extremely proud of how our employees responded. They worked tirelessly to create a large number of outstanding new products and to deliver the operational improvements we achieved, while also actively supporting our citizenship-related efforts. During 2002, we were proud to be ranked 31st on Fortune magazine's annual survey of "Best Places to Work," an improvement from our ranking of 46th the previous year. The company was also named to comparable lists in other countries, including Korea (#3), Australia (#5), India (#6) and Singapore (#1). In our latest employee survey, 85 percent of our employees said they would recommend Agilent as a great place a work – a powerful testament to the culture we are building together.

Senior Management Changes

In early 2002, Adrian Dillon became executive vice president and chief financial officer after Bob Walker decided to leave the company. Adrian is making a major contribution to the evolution of our financial metrics and reporting. During the year we also named Bill Sullivan our chief operating officer, after Alain Couder left Agilent to pursue other opportunities. Bill brings a superb track record and broad skills to the urgent task of our operational transformation. In

November 2002 Jerry Grinstein, Agilent's chairman of the board, announced his plans to retire effective after the 2003 Annual Meeting. Until that time, Jerry will serve as our lead director and David Lawrence will succeed him following the meeting. Jerry was instrumental in helping us launch Agilent as an independent company, and I'm very appreciative of all he has contributed.

Business Outlook

Our top priority is to return to profitability as quickly as possible, and we believe we can achieve modest profitability in 2003. The overall outlook for 2003 is highly dependent on the pace of recovery in our markets. We believe we can achieve a revenue increase of 5 to 10 percent, based primarily on our strong new-product introductions that will enable us to build on our market share gains and enter new markets. We will continue our vigilance on costs and expenses, and we will move ahead aggressively on the operational improvements that have begun to yield very promising results.

During 2003 we will continue to strive for the right balance between the short-term challenges of a difficult environment and the long-term goals we are pursuing. The last two years have not diminished our belief in Agilent's potential or in the opportunities we are addressing. We have the people, the products and the customer relationships that success demands, and we are committed to building on these strengths during 2003.

Ned Barnholt
Chairman, President and Chief Executive Officer

---

[1]Agilent's EBG amounts exclude from earnings amortization of goodwill and other intangibles, acquisition and divestiture related items, and other one-time and non-recurring items such as restructuring.

Agilent at a Glance

Agilent delivers innovative technologies, solutions and services to a wide range of customers in communications, electronics, life sciences and chemical analysis. The breadth and depth of our expertise enable us to offer solutions across our customers' entire product life cycle from research and development to manufacturing to installation and management. With insight gained from this unique and comprehensive perspective, we can help our customers get the best products and services to market quickly and profitably.

Business Group	2002 Net Revenue	Description
Test and Measurement	**$3.3** billion	Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. These solutions include test and measurement instruments and systems; automated test equipment; communications network monitoring, management and optimization tools; and software design tools and associated services.
Semiconductor Products	**$1.6** billion	Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high-performance communications systems. We design, develop and manufacture products for the networking and personal systems markets.
Life Sciences & Chemical Analysis	**$1.1** billion	Our life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products.
Agilent Labs	Agilent Laboratories is Agilent Technologies' central research organization. Agilent Labs engages in two types of research: 1) applied research that leads to technology that can be transferred to Agilent's existing businesses in communications, life sciences and electronics, and 2) research that creates new businesses that are outside of Agilent's current markets but within Agilent's fields of interest. Agilent Labs also provides technology integration across the company.	

More than half of Agilent's revenue is generated from outside of the United States. With customers in more than 110 countries, our global presence offers a distinct competitive advantage. Agilent's manufacturing, R&D, sales and support capabilities around the world give our customers the flexibility they need in today's competitive environment

Agilent provides technologies, solutions and services to help our customers accelerate vital progress in their industries ... to make dreams **real**.

Key Products	Markets and Customers
We design, develop and manufacture test and design products that range from single-unit electronic measurement devices to large scale integrated-circuit test solutions. We provide communications equipment test solutions; installation, maintenance and operations support solutions for communications service providers; general purpose test solutions; semiconductor automated test equipment; and high-frequency electronic design tools.	The markets for our test and measurement products comprise three major customer groups: communications test, general purpose test and semiconductor test. We sell our test and measurement solutions to customers across a broad array of industries. Our customers include Agilent Financial Services, ASE Test, ASML, Intel Corporation, Lockheed Martin Corporation, Motorola, Nokia, Samsung, SBC Communications and United States Department of Defense.
Our major product areas include networking and personal systems. Within networking, we provide fiber optics products and high speed digital integrated circuits. In personal systems, our products are targeted for use in applications such as mobile phones, printers, PC peripherals and consumer electronics. Products are radio frequency and microwave communications devices, including FBAR duplexers and E-pHEMT power amplifiers; infrared emitters, detectors and transceiver modules; printing application specific integrated circuits (ASICs); optical image sensors and processors, optical position sensors, light emitting diodes (LEDs) and optocouplers.	We sell to a broad array of customers in networking and personal systems. We sell to original equipment manufacturers directly, including Hewlett-Packard, Cisco Systems, Huawei, Logitech, Nortel Networks™, and Samsung. We also sell to contract manufacturers, including Celestica, Flextronics, Jabil Circuit, Sanmina-SCI Systems and Solectron.
Our seven key product categories include microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables and services.	We sell our products and services to a broad array of customers in the life sciences and pharmaceutical as well as chemical analysis markets. Life sciences customers include Merck, GlaxoSmithKline, Pfizer, Aventis, and Pharmacia. Chemical analysis customers include Boehringer Ingelheim, Dow Chemical, BASF AG, E.I. du Pont de Nemours and Company and Akzo Nobel.

Agilent Sales and Support

Agilent sells and distributes its products and services through its direct sales force as well as a number of alternate channels, including distributors, resellers, telephone and electronic commerce. Our businesses provide a range of services and customer support, including systems integration, technical and product support, consulting and knowledge services.

Nortel Networks is a trademark of the Nortel Networks Corporation.

Officers

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

Bryon J. Anderson
Senior Vice President, General Manager, Electronic Products and Solutions Group

Dick M. Chang
Senior Vice President and General Manager, Semiconductor Products Group

Adrian T. Dillon
Executive Vice President and Chief Financial Officer

William R. Hahn
Senior Vice President, Corporate Relations

Jean M. Halloran
Senior Vice President, Human Resources

Dorothy D. Hayes
Vice President and Controller

Didier Hirsch
Vice President and Treasurer

Larry C. Holmberg
Senior Vice President Sales, Marketing and Customer Support

Marie Oh Huber
Vice President, Assistant General Counsel and Assistant Secretary

D. Craig Nordlund
Senior Vice President, General Counsel and Secretary

Thomas A. Saponas
Senior Vice President and Chief Technology Officer

William P. Sullivan
Executive Vice President and Chief Operating Officer

Jack P. Trautman
Senior Vice President and General Manager, Automated Test Group

Chris van Ingen
Senior Vice President and General Manager, Life Sciences and Chemical Analysis Group

Thomas E. White
Senior Vice President and General Manager, Communications Solutions Group

Directors

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer*

James G. Cullen
Retired President and Chief Operating Officer Bell Atlantic Corporation (now known as Verizon)

Gerald Grinstein*
Lead Director, Agilent Technologies, Inc. and Retired Chairman of the Board, Agilent Technologies, Inc., Delta Airlines and Burlington Northern Santa Fe Corporation

Robert J. Herbold
Executive Vice President (part time), Microsoft Corporation

Walter B. Hewlett
Independent Researcher and Director, Center for Computer Assisted Research in the Humanities and Public Policy Institute of California

Heidi Kunz
Executive Vice President and Chief Financial Officer, Gap, Inc.

David M. Lawrence, M.D.
Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chairman Emeritus, Former Chairman and CEO, Avis Group Holdings, Inc.

Board Committees

Audit and Finance Committee
Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett

Compensation Committee
David M. Lawrence, M.D., Chairperson
James G. Cullen
Gerald Grinstein*
A. Barry Rand

Nominating/Corporate Governance Committee
Gerald Grinstein, Chairperson*
James G. Cullen
Robert J. Herbold
Walter B. Hewlett
Heidi Kunz
David M. Lawrence
A. Barry Rand

Executive Committee
Gerald Grinstein, Chairperson*
Edward W. (Ned) Barnholt

All listed officers, except William R. Hahn, Didier Hirsch and Marie Oh Huber, are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.

* Effective November 20, 2002, in anticipation of Gerald Grinstein's planned retirement at the 2003 Annual Meeting of Stockholders, Edward W. Barnholt succeeded Mr. Grinstein as Chairman of the Board of Directors and Mr. Grinstein was appointed Lead Director. After Mr. Grinstein retires he will be succeeded by Dr. David M. Lawrence.

Agilent's annual meeting of shareholders will take place on Tuesday, March 4, 2003 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Annual Report

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. People calling from outside the United States and Canada should dial: (402) 573-9919. You can also access financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com.

Corporate Governance, Business Conduct and Ethics

Agilent's corporate governance guidelines, the charters of our Audit and Finance Committee, Compensation Committee and Nominating /Corporate Governance Committee as well as Agilent's Standards of Business Conduct are available on the Investor Relations Web site at http://www.investor.agilent.com. You can also request a hard copy of any of this information by contacting (877) 942-4200 (in the United States or Canada) or (402) 573-9919 (outside the United States and Canada).

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
P.O. Box A3504
Chicago, IL 60690-3504
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: web.queries@computershare.com.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
395 Page Mill Road
Palo Alto, CA 94306

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click on "Email Notification" to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, CA 94306
Phone: (650) 752-5000

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 71,353 registered shareholders as of December 2, 2002. Since we plan to retain future earnings to maximize the growth and development of our company, we do not anticipate paying cash dividends in the foreseeable future. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2001	High	Low
First Quarter (ended January 31, 2001)	$68.00	$38.06
Second Quarter (ended April 30, 2001)	$55.00	$25.00
Third Quarter (ended July 31, 2001)	$41.18	$26.20
Fourth Quarter (ended October 31, 2001)	$32.70	$18.00

Fiscal 2002	High	Low
First Quarter (ended January 31, 2002)	$33.30	$22.06
Second Quarter (ended April 30, 2002)	$38.00	$24.83
Third Quarter (ended July 31, 2002)	$31.25	$16.00
Fourth Quarter (ended October 31, 2002)	$18.88	$10.50

This Annual Report, including the letter titled "To Our Shareholders," contains forward-looking statements (including, without limitation, information regarding projected revenue, profitability, earnings, cash flow, R&D spending, savings from restructuring programs, breakeven cost structure, and overall financial results; the status, impact and benefits of the ERP and CRM systems implementations; and the outlook for the general economy and for the markets that Agilent serves) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through the current economic downturn and an upturn, the ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adapt our cost structures to changes in business conditions, competitive and pricing pressures, the successful implementation of Agilent's ERP and CRM systems and the ability to realize the benefits from these and other IT systems investments, the ability to improve asset performance to adapt to the current economic slowdown and other changes in demand, the ability to successfully introduce new products, and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended Oct. 31, 2002 as well as any subsequent filings made after December 20, 2002.

The materials contained in this annual report are as of January 9, 2003, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this presentation.

This Annual Report contains the full, audited financials and notes thereto contained in the following section of this booklet with the tab "Annual Report Financials". Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report to Stockholders

2002 Annual Report Consolidated Financial Statements

TABLE OF CONTENTS

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SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2002	2001	2000	1999	1998
	(in millions, except per share amounts)				
Consolidated Statement of Operations Data (1, 2, 3, 4):					
Net revenue	$ 6,010	$8,396	$9,361	$6,830	$6,612
(Loss) earnings from continuing operations before taxes	$(1,547)	$ (477)	$1,018	$ 463	$ 191
(Loss) earnings from continuing operations	$(1,022)	$ (406)	$ 672	$ 306	$ 126
Earnings from discontinued operations, net of taxes	–	6	85	206	131
(Loss) gain from the sale of discontinued operations, net of taxes	(10)	646	–	–	–
(Loss) earnings before cumulative effect of accounting changes	(1,032)	246	757	512	257
Cumulative effect of adopting SFAS No. 133, net of taxes	–	(25)	–	–	–
Cumulative effect of adopting SAB 101, net of taxes	–	(47)	–	–	–
Net (loss) earnings	$(1,032)	$ 174	$ 757	$ 512	$ 257
Net (loss) earnings per share – Basic:					
(Loss) earnings from continuing operations,	$ (2.20)	$ (0.89)	$ 1.49	$ 0.81	$ 0.33
Earnings from discontinued operations	–	0.01	0.19	0.54	0.35
(Loss) gain from the sale of discontinued operations, net	(0.02)	1.41	–	–	–
Cumulative effect of adopting SFAS No. 133, net	–	(0.05)	–	–	–
Cumulative effect of adopting SAB 101, net	–	(0.10)	–	–	–
Net (loss) earnings	$ (2.22)	$ 0.38	$ 1.68	$ 1.35	$ 0.68
Net (loss) earnings per share – Diluted:					
(Loss) earnings from continuing operations	$ (2.20)	$ (0.89)	$ 1.48	$ 0.81	$ 0.33
Earnings from discontinued operations	–	0.01	0.18	0.54	0.35
(Loss) gain from the sale of discontinued operations, net	(0.02)	1.41	–	–	–
Cumulative effect of adopting SFAS No. 133, net	–	(0.05)	–	–	–
Cumulative effect of adopting SAB 101, net	–	(0.10)	–	–	–
Net (loss) earnings	$ (2.22)	$ 0.38	$ 1.66	$ 1.35	$ 0.68
Weighted average shares used in computing basic net (loss) earnings per share	465	458	449	380	380
Weighted average shares used in computing diluted net (loss) earnings per share	465	458	455	380	380

	October 31,				
	2002	2001	2000	1999	1998
			(in millions)		
Consolidated Balance Sheet Data (1, 4):					
Working capital	$ 2,699	$2,797	$2,476	$1,275	$1,010
Total assets	$ 8,203	$7,986	$8,330	$5,364	$4,922
Senior Convertible Debentures	$ 1,150	$ —	$ —	$ —	$ —
Stockholders' equity	$ 4,627	$5,659	$5,265	$3,382	$3,022

(1) Consolidated financial data and notes for all periods present our healthcare solutions business as a discontinued operation. See Note 4, "Discontinued Operations" to the consolidated financial statements.

(2) Loss from continuing operations for the year ended October 31, 2002 includes a pre-tax restructuring charge of $474 million including a pre-tax asset impairment charge of $163 million. Loss from continuing operations for the year ended October 31, 2001 includes a pre-tax gain of $269 million relating to the sale of surplus land in California, a pre-tax restructuring charge of $154 million primarily relating to severance expenses and a pre-tax asset impairment charge of $74 million for our customer support software. Earnings from continuing operations for the year ended October 31, 1999 includes a pre-tax asset impairment charge of $51 million. Earnings from continuing operations for the year ended October 31, 1998 includes a pre-tax restructuring charge of $155 million. See Note 13, "Restructuring and Asset Impairment," to the consolidated financial statements.

(3) Consolidated statement of operations data for the year ended October 31, 2001 and 2000 includes the impact of the sale of our portfolio of lease assets to CIT Group Inc. (formerly known as Tyco Capital Corporation). In 2001, net proceeds from this sales transaction were $287 million and we recognized $254 million in net revenue from continuing operations and $131 million in cost of products from continuing operations. In 2000, net proceeds from this sales transaction were $234 million and we recognized $197 million in net revenue from continuing operations and $83 million in cost of products from continuing operations. See Note 5, "Acquisitions and Sale of Assets", to the consolidated financial statements.

(4) The historical financial data from 1998 through 1999 was carved out from the historical financial information of Hewlett-Packard using the historical results of operations and historical bases of the assets and liabilities of the Hewlett-Packard businesses that comprise our company. We began accumulating retained earnings on November 1, 1999. Therefore, the historical financial data presented for 1998 and 1999 is not indicative of our future performance and does not reflect what our consolidated financial position and results of operations would have been had we operated as a separate, stand-alone entity during those periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements including, without limitation, statements regarding our liquidity position and our expected overall growth, the material impact from the adoption of new accounting pronouncements, our financial results, the impact of the enterprise resource planning implementation, savings from restructuring programs, the length of the economic downturn, trends and growth in the markets we sell into, the anticipated completion of transactions and contracts, new product introductions and changes to our manufacturing process that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below in "Factors That May Affect Future Results" and elsewhere in this Annual Report.

Overview

Agilent Technologies, Inc. ("we", "Agilent" or the "Company"), incorporated in Delaware in May 1999, is a global diversified technology organization that provides enabling solutions to technology markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"). Hewlett-Packard distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Reclassifications

Amounts in the consolidated financial statements as of and for the years ended October 31, 2001 and October 31, 2000 have been reclassified to conform to the presentation in 2002.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may differ from these estimates and assumptions.

Our critical accounting policies are those that affect our financial statements materially and involve a significant level of judgment by management. Those policies are revenue recognition, restructuring and impairment charges, inventory valuation, retirement and post retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue is recognized on a sale to a customer only after the product or service has been delivered or installed and accepted by the customer. We record reductions to revenue for estimated product returns and distributor price protection, when appropriate. We monitor the creditworthiness of our customers and do not record revenue on sales if collection is not reasonably assured. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to revenue.

We accrue for restructuring costs when management approves and commits to a firm plan. The three main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities and asset impairments, primarily property, plant and equipment. Workforce-related charges are accrued based on an estimate of expected benefits that will be paid out to the employees. Plans to consolidate excess facilities result in charges for lease termination fees and losses anticipated from sub-lease agreements, net of estimated future sublease income. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected sales or disposals of buildings and equipment that we currently use in manufacturing, research and development and support. These estimates were derived using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB 100"), and Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3"). If the amounts and timing are significantly different from what we have estimated, the actual amount could be materially different, either higher or lower, than what we have recorded. However, as of October 31, 2002 and the date of this filing, we believe our estimates remain materially correct. Beginning January 1, 2003, we will follow new guidance provided in SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). See "New Accounting Pronouncements" below.

We continually assess the valuation of our inventory and periodically write down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. Such estimates are difficult to make under current volatile economic conditions. Reviews for excess inventory are done on a quarterly basis and required reserve levels are calculated with reference to our projected ultimate usage of that inventory. In order to determine the ultimate usage, we take into account recent sales forecasts, projected obsolescence and our current inventory levels. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher earnings from operations than expected in that period.

Retirement and post retirement benefit plans are a significant cost of doing business and yet represent obligations that will be ultimately settled far in the future and therefore are subject to estimates. Pension accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period based on the terms of the plans and the investment and funding decisions made by us. We are required to make assumptions regarding such variables as the expected long-term rate of return on assets and the discount rate applied to determine service cost and interest cost to arrive at pension income or expense for the year. As of October 31, 2002, the expected long-term rate of return in the U.S. was 8.75 percent, and ranged from 5.5 to 7.75 percent for our plans outside the U.S. We have analyzed the rates of return on assets used and determined that these rates are reasonable based on the plans' historical performance relative to the overall markets in the countries where the plans are effective. Management will continue to assess the expected long-term rate of return on plan assets assumption for each plan based on relevant market conditions as prescribed by accounting principles generally accepted in the U.S. and will make adjustments to the assumptions as appropriate. A one percent decrease in the estimated return on plan assets would result in increased pension expense of $10 million for 2003 in the U.S. and $7 million for 2003 for all plans outside the U.S. Pension expense is allocated to cost of sales, research and development and selling, general and administrative expenses in the consolidated statement of operations. See Note 15, "Retirement Plans and Post Retirement Benefits" to the consolidated financial statements for the full list of assumptions.

We have assessed the recoverability of long-lived assets, including intangible assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows according to the guidance of SFAS No. 121. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions could result in material impairment charges in future periods. Beginning November 1, 2002, we will use the new guidance provided in SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). See "New Accounting Pronouncements" below.

Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as foreign tax credit carryovers will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. As of October 31, 2002, a valuation allowance for deferred tax assets was not deemed necessary. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period. We continually evaluate strategies that would allow for the future utilization of our deferred tax assets and currently believe we have the ability to enact strategies to fully realize our deferred tax assets should our earnings in future periods not support the full realization of the deferred tax assets. We have not provided for U.S. federal income and foreign withholding tax on a portion of our non-U.S. subsidiaries' undistributed earnings as of October 31, 2002 because we intend to reinvest such earnings indefinitely. If management decides to remit these earnings to the U.S. in a future period, our provision for taxes may increase materially in that period.

Cyclical Business and General Economic Conditions

The sales of our products and services are dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demand for their products. Shifts in the semiconductor market, electronics industry, computer industry and telecommunications markets, as well as rapidly shifting global economic conditions, have had and will have significant impacts on our businesses.

In 2001, an economic downturn reduced consumer and capital spending in many of the worldwide markets that we serve. This economic downturn has continued in 2002. It also has created an imbalance of supply and demand in the wireless and semiconductor manufacturing industries. In 2002, net revenue was down 28 percent compared to 2001, and we incurred a net loss of $1,032 million compared to net earnings of $174 million in 2001. In 2002, loss from continuing operations increased 152 percent compared to 2001. In 2001, net revenue and net earnings were down 10 percent and 77 percent, respectively, compared to 2000. Our earnings from continuing operations in 2000 declined 160 percent to a loss from continuing operations in 2001. Substantially all of the impacts of this decline occurred in our test and measurement and semiconductor products businesses. Wireline telecommunication markets within our test and measurement group continue to decline and a recovery in these markets is not expected for some time. Additionally, as a capital equipment provider, our revenue is driven by the capital expenditure budgets and spending patterns of our customers, who often delay or accelerate purchases in reaction to changes in their businesses and in the economy. We expect some portions of our businesses to remain cyclical in the future. Given that a high proportion of our costs are fixed, variability in revenue as a result of these business cycles could disproportionately affect our quarterly and annual results.

Restructuring and Asset Impairment

Summary

We currently have two active restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan") and the other initiated in the fourth quarter of 2002 (the "2002 Plan") after it became clear that the actions taken in the previous year would not be sufficient to return the company to profitability. Both plans were designed to reduce costs and expenses in order to return the company to profitability without relying on an improvement in economic conditions. To date we have achieved savings of approximately $300 million per quarter, principally through reducing our workforce by 8,000 people.

Actions have been focused on segments that were impacted most severely by the changing environment – our test and measurement and semiconductor products groups – but actions were also taken to reduce the costs associated with support services such as finance and administration. Cost reductions were initiated by reducing the number of properties, particularly sales and administrative sites, and by reducing our workforce within the impacted segments.

Our 2001 Plan was substantially complete as of October 31, 2002. The 2002 Plan is still being implemented – we expect to complete it no later than the first quarter of 2004. We anticipate that we will save an additional $50 million per quarter by mid 2003 as a result of the 2002 Plan.

The 2001 Plan

In 2001, as a result of the economic downturn that impacted many of the markets that we serve, we took steps to restructure our businesses. On August 20, 2001, we announced a plan to reduce our workforce by approximately 4,000, or about nine percent, by the middle of 2002. On November 15, 2001, we enhanced and supplemented our plan by announcing a further reduction of 4,000 jobs once we had determined that the actions contemplated in August would not be sufficient to return us to profitability. Together these actions form the 2001 Plan, which was designed to reduce costs across almost all of our administrative and support services, including sales and marketing, and to focus our production activities on those products that we believed would return us to profitability, such as those in life sciences, semiconductor test and wireless telecommunications. Our plan impacted the test and measurement group and the semiconductor products group and had little direct impact on the life sciences and chemical analysis group except as the plan related to support services reductions across all of our businesses. Within the test and measurement segment, we reduced production capacity dramatically for communications test product lines and reduced production to some degree in general purpose and semiconductor test product lines. Within the semiconductor products segment we reduced production capacity significantly for product lines in networking, especially long-haul networks, and reduced production capacity for some personal systems products. The 2001 Plan was substantially complete as of October 31, 2002, although we will continue to make lease payments on a number of properties vacated as a result of this plan through at least the next 5 years.

A summary of restructuring activity for the 2001 Plan through October 31, 2002 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
	(in millions)			
Beginning balance at July 31, 2001	$ –	$ –	$ –	$ –
Total charge	117	20	17	154
Cash payments	(65)	–	–	(65)
Ending balance at October 31, 2001	52	20	17	89
Total charge	175	53	129	357
Asset impairment	–	–	(146)	(146)
Cash payments	(210)	(10)	–	(220)
Ending balance at October 31, 2002	$ 17	$ 63	$ –	$ 80

Annual Report Financials

The three main components of the 2001 Plan relate to workforce reductions, consolidation of excess facilities and impairment of property, plant and equipment.

Workforce related charges were incurred as a result of the 8,000-person workforce reduction; the cuts impacted all regions, all expense categories and most of our segments. Research and development activities were terminated on some product development initiatives, none of which were individually or in total significant to our future revenues or profitability. We also took action to reduce the number of employees at production facilities that had experienced declining demand, such as those making equipment for the long-haul wireline business.

Our plan to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited, or plan to exit in the near future, more than 100 production, support and sales facilities, or parts of facilities, across all regions, particularly in the U.S. and Japan, representing more than 3.6 million square feet, or about 19 percent, of our worldwide property. As of October 31, 2002, we have vacated approximately 40 percent of these facilities. The decision to exit individual facilities was made as a result of specific economic conditions in certain countries and as part of our strategy to centralize support services and to consolidate facilities. We lease most of these buildings from third parties, and the closures impacted all three of our segments. In most cases, we are exiting office space housing sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Asset impairment charges relate to fixed assets and were determined using estimates of the expected future cash flows generated from those assets. Impairments were recorded for machinery and equipment in production facilities that we were closing or scaling back, such as for the long-haul wireline business and for leasehold improvements in leased facilities that we planned to exit. One production facility in Kobe, Japan accounted for approximately $60 million of the $129 million of asset impairment charges in 2002. In order to determine the amount of the impairment, under the held-for-use model in accordance with SFAS No. 121, we estimated the cash flows that would result from our continued use of the building until we expect to vacate it and also estimated the sales proceeds that we expected to be able to realize. The resulting impairment was approximately 80 percent of the net book value of the facility, primarily due to the decline in the local property market.

We have incurred $511 million of expenses for the 2001 Plan through October 31, 2002: $154 million in 2001 and $357 million in 2002. The most significant revision to the plan was made in the fourth quarter of 2002, after updating our lease termination costs and sub-lease income assumptions as the real estate leasing market continued to decline, adding a number of leased sales offices and two owned production facilities to the list that we were planning to exit, including the facility in Kobe, Japan, described above; we incurred incremental asset impairment costs of $94 million and lease facility costs of $36 million in relation to these changes.

We have reduced our workforce by approximately 7,700 (approximately 6,400 from involuntary terminations and approximately 1,300 from net attrition) as of October 31, 2002 and believe we have achieved collective savings of approximately $880 million in 2002 from the restructuring efforts. Restructuring savings were $325 million in cost of sales, $160 million in research and development and $395 million in selling, general and administrative expenses. We paid approximately $210 million in cash for severance payments in 2002. The cash payments were funded using cash generated from operations, existing working capital and credit facilities, where necessary.

We expect that future savings of approximately $1.2 billion per annum will be achieved in total among all types of expenses – cost of products and services, research and development and selling, general and administrative. Savings are expected to be realized from the reductions in salary and benefit expenses, reduction in rent and other facilities costs and from savings associated with materials and supplies. We expect the restructuring plan to have a positive impact on our liquidity in 2003, as the savings generated are predominantly cash.

The 2002 Plan

On August 19, 2002, we announced our intention to further reduce our operational costs by $50 million per quarter so that we might reach profitability at target revenue levels of $1.6 billion per quarter. We concluded that we must further reduce our breakeven point given our current level of revenues because the wireline and communications markets are recovering more slowly than we anticipated. This plan primarily affects the manufacturing and field operations serving the wireline markets that are components of our test and measurement group.

A summary of restructuring activity for the 2002 Plan through October 31, 2002 is shown in the table below:

	Workforce Reduction	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)	
Beginning balance at July 31, 2002	$ –	$ –	$ –
Total charge	83	34	117
Asset impairment	–	(34)	(34)
Cash payments	(15)	–	(15)
Ending balance at October 31, 2002	$ 68	$ –	$ 68

As part of the 2002 Plan we have reduced our workforce by approximately 300 as of October 31, 2002, but collective savings were insignificant in 2002 because the plan implementation began late in the fourth quarter of 2002. We expect to reduce our workforce by 2,500 in total by the time the plan is completed. We expect to achieve the majority of the $50 million reduction in quarterly operational costs by mid-2003.

Asset impairment charges of $34 million relate to machinery and equipment, primarily owned by the semiconductor products group in Singapore. The equipment had been purchased in support of communications research but as a result of our restructuring plans we have decided to sell the equipment and conduct the research using existing equipment in the U.S.

A summary of the income statement impact of the combined plans in 2002 and 2001 is shown below. There were no significant restructuring activities in 2000.

	Years ended October 31,	
	2002	2001
	(in millions)	
Cost of products and services	$210	$ 79
Research and development	56	17
Selling, general and administrative	208	58
Total restructuring and asset impairment charges	$474	$154

Other asset impairment charges

In June 2001, we recognized a $74 million asset impairment charge with respect to our decision to cancel the development of a software system for our customer support activities. We entered into an agreement with Hewlett-Packard to extend our use of their legacy customer support systems in place of the one that we were developing. In 2002, we began to develop a new Customer Relationship Management ("CRM") system independent from Hewlett-Packard. We expect the CRM to be initially implemented in the first quarter of 2003.

Adoption of New Accounting Standards

In July 2001, we adopted SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The impact of adopting SFAS No. 141 was not material to the consolidated financial statements.

Effective November 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, and requires that all derivatives be recognized as either assets or liabilities on the balance sheet and carried at fair value. Changes in the fair value of the derivative instruments are recognized in earnings or stockholders' equity, depending on the intended use of the instrument. The adoption of SFAS No. 133 in November 2000 resulted in a cumulative pre-tax reduction in earnings of $41 million ($25 million after-tax) primarily relating to the valuation of warrants to purchase securities and a pre-tax increase in other comprehensive income of $10 million.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). During the fourth quarter of 2001, we adopted SAB 101 retroactive to the beginning of the fiscal year. The cumulative effect of the adoption, reflecting the deferral of net revenue and cost of products from October 31, 2000, resulted in a cumulative pre-tax reduction in earnings of $74 million ($47 million after tax). As a result of adopting SAB 101, delivery is considered to have occurred when title and risk of loss have transferred to the customer. For the fiscal year ended October 31, 2001, the net impact on 2001 net revenue, including amounts deferred at October 31, 2001, was an increase of $67 million of net revenue and $29 million of cost of products which were included in the cumulative effect adjustment. The results for the first three quarters of 2001 have been restated in accordance with SAB 101. Pro forma amounts for the year ended October 31, 2000 have not been presented, as the effect of the change could not be reasonably determined.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 under which goodwill will no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. We adopted SFAS No. 142 on November 1, 2002. Subsequently, we are required to evaluate our existing goodwill and intangible assets and make any necessary reclassification in order to comply with the new criteria in SFAS No. 142. Based on our assessment, effective in the first quarter of 2003, approximately $6 million of intangible assets associated with workforce-in-place will be reclassified to goodwill.

As part of our assessment, we used the fair value measurement requirement, rather than the previously required undiscounted cash flows approach, and as a result we expect to record a transitional impairment loss from the implementation of SFAS No. 142 as a change in accounting principle in the first quarter of 2003. The fair value of the reporting units was determined primarily by the income approach, which estimates the fair value based on the future discounted cash flows. The first step evaluation of reporting units on a fair value basis, as required by SFAS No. 142, indicated that an impairment exists in the communications solutions reporting unit within our test and measurement business. The revenue forecasts of the communications solutions reporting unit have been impacted by the prolonged economic downturn in the communications test markets. We were required to perform the second step analysis to determine the amount of the impairment loss for the reporting unit that failed the first step test. The second step analysis consisted of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill, with an impairment charge resulting from any excess of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. Based upon this evaluation, the pre-tax impairment is expected to be $268 million, approximately 44 percent of total consolidated goodwill recorded as of October 31, 2002. The adoption of SFAS No. 142 is also expected to have a material impact on our results of operations because goodwill will no longer be amortized subsequent to the adoption of SFAS No. 142. Amortization of goodwill was $326 million in 2002, $303 million in 2001 and $64 million in 2000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. We will adopt SFAS No. 144 in the first quarter of 2003. We do not believe that the adoption will have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, which nullifies EITF No. 94-3. SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The effect of adoption is dependent on the timing of our related restructuring activities; however, we do not believe that the adoption of SFAS No. 146 will have a material impact on our consolidated financial position, results of operations or cash flows.

Acquisitions

On January 5, 2001, we acquired Objective Systems Integrators, Inc. ("OSI") for approximately $716 million. Of this total, $690 million was cash and the remainder represents the fair value of options granted. Using the purchase method of accounting in accordance with Accounting

Principles Board ("APB") Opinion No. 16, "Business Combinations" ("APB No. 16"), the purchase price was allocated to tangible and intangible assets including goodwill. The original goodwill balance of $593 million was being amortized over three years. The net book value of goodwill associated with this acquisition at October 31, 2002 was $234 million. At the time of acquisition, OSI was a leading provider of next-generation operations-support-system software for communications service providers and has become part of our test and measurement business.

In July 1999, Hewlett-Packard entered into an agreement with Yokogawa Electric Corporation ("Yokogawa") to acquire Yokogawa's 25 percent equity interest in Agilent Technologies Japan, Ltd. for approximately $521 million (the "Yokogawa Purchase"). The acquisition was done in several steps. In the initial step, which occurred in January 2000, we purchased approximately 10 percent of Agilent Technologies Japan, Ltd. shares from Yokogawa for approximately $206 million. In the second step, which occurred in April 2000, we purchased approximately 11 percent of additional Agilent Technologies Japan, Ltd. shares from Yokogawa for approximately $216 million. In January 2001, we completed the Yokogawa Purchase by purchasing the remaining 4 percent interest for approximately $99 million. Of the total purchase price, $243 million was allocated to tangible assets and $278 million was attributed to goodwill and was being amortized over ten years. The remaining net book value of goodwill associated with this acquisition was $205 million at October 31, 2002.

In addition to the OSI acquisition and the Yokogawa Purchase, we acquired several other companies during 2002, 2001 and 2000, which were not significant to our consolidated financial position, results of operations or cash flows. These acquisitions were accounted for under the purchase method of accounting as defined in APB No. 16 or SFAS No. 141 depending on the date of acquisition. The results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible assets and liabilities and identifiable intangible assets based on fair values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs have not been significant.

Unaudited pro forma statement of operations information has not been presented because the effects of these acquisitions were not material on either an individual or an aggregated basis.

The net book value of goodwill was $610 million at October 31, 2002 and $944 million at October 31, 2001. Goodwill related to acquisitions completed prior to June 30, 2001 was amortized over periods ranging from three to ten years. Effective in the first quarter of 2003, goodwill will no longer be amortized, in accordance with our adoption of SFAS No. 142. The aggregate amount of goodwill impairment losses was $12 million in 2002, $8 million in 2001 and insignificant in 2000. See further discussion in "New Accounting Pronouncements" above.

Amortization of purchased intangible assets was $52 million in 2002, $41 million in 2001 and $7 million in 2000. The carrying amount of purchased intangibles was $75 million as of October 31, 2002. Effective in the first quarter of 2003, approximately $6 million of workforce-in-place will be reclassified from intangible assets to goodwill. The remaining intangible assets of $69 million will be amortized as follows: $46 million in 2003 and $23 million in 2004.

Discontinued Operations

On August 1, 2001, we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. ("Philips") pursuant to an Asset Purchase Agreement for a total purchase price of $1.7 billion. Philips paid initial proceeds of $1.6 billion to us on August 1, 2001, with further payments following pursuant to the terms of the Asset Purchase Agreement dated as of November 17, 2000, as amended and supplemented by the Amendment and Supplemental Agreement, dated as of August 1, 2001 (collectively, the "Asset Purchase Agreement"). The total purchase price was subject to adjustment based on the determination of the final purchased net assets and on our performance of integration services for Philips.

Our consolidated financial statements reflect our healthcare solutions business as discontinued operations in accordance with APB Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). The financial position, results of operations and cash flows of our healthcare solutions business have been classified as discontinued and prior periods have been restated, including the reallocation of general overhead charges to our three remaining business segments. We recorded an after-tax gain of $646 million in 2001 and an after-tax loss of $10 million in 2002 as a result of the sale to Philips. In 2002, adjustments were made to the gain as a result of purchase price adjustments to reflect the final purchased net assets and additional costs that were not anticipated at the time of the sale.

We signed an agreement with Philips, dated as of May 15, 2002, finalizing the purchase price adjustments from the sale. The adjustments did not result in a material adjustment to the gain on sale. Since August 1, 2001, we received all of the $100 million withheld by Philips from the total purchase price at the time of the sale plus adjustments for the final purchased net assets. For incremental fees, we provided support services to Philips after August 1, 2001 and a portion of these fees offset costs that include an element of fixed costs which are recognized in selling, general and administrative expenses in 2001 and 2002. As of October 31, 2002, we have completed our contractual obligation to provide services to Philips.

Under the Asset Purchase Agreement, we are restricted from competing in the development, manufacturing, selling or servicing of certain medical products for five years after the sale. We do not expect any material impact on our financial position, results of operations or cash flows from this non-compete agreement because we do not intend to engage in those specified businesses.

Asset Sales

Sale of Leasing Portfolio

In the fourth quarter of 2000, we entered into an asset purchase agreement with CIT Group Inc. ("CIT," formerly Tyco Capital Corporation) pursuant to which we sold them substantially all of our leasing portfolio (the "CIT Group Sale") over the course of 2000 and 2001. There was no impact on our consolidated cash flows and results of operations for the CIT Group Sale in 2002. The impact on our consolidated cash flows and results of operations of the CIT Group Sale in the previous two years is shown below.

	Year Ended October 31, 2001	Year Ended October 31, 2000
	(in millions)	
Net proceeds from the CIT Group Sale	$287	$234
Product revenue	254	197
Cost of products	131	83

We also entered into a vendor financing arrangement with CIT whereby CIT will provide equipment financing and leasing services to our customers on a global basis. This agreement has been in place since the fourth quarter of 2000.

In addition to the CIT Group Sale and the sale of the healthcare solutions business, we sold assets related to portions of our businesses to third parties during 2002, 2001 and 2000. Gross proceeds from these dispositions were $31 million in 2002, $13 million in 2001 and insignificant in 2000. Gains from the dispositions, included in other income (expense), net, in the consolidated statement of operations, were $15 million in 2002, $9 million in 2001 and insignificant in 2000.

Sale of San Jose Land

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash, resulting in a pre-tax gain of approximately $269 million. In August 2001, we invested in the leasehold of several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the investment in leaseholds as described above.

Foreign Currency

We are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. Our foreign currency exposures are hedged as part of our global risk management program, which is designed to minimize short-term exposure to foreign currency fluctuations. Movements in exchange rates net of our hedging activities had no material effect on our operations in the periods presented.

Effective November 1, 2001, we have determined that the functional currency for many of our subsidiaries outside the U.S. has changed from the U.S. dollar to local currency based on the criteria of SFAS No. 52 "Foreign Currency Translation". This change did not have a material impact on our consolidated financial position as of November 1, 2001.

Results of Continuing Operations

Results from operations declined for a second year to a $1,607 million loss in 2002 from a $778 million loss in 2001 and $924 million in earnings in 2000. This trend generally followed the continuing decline in orders to $6,013 million in 2002 from $6,414 million in 2001 and $10,566 million in 2000. In response to declining orders and revenue, beginning in 2001, we took a number of steps to reduce our overall cost structure. We began the 2001 Plan in the fourth quarter of 2001 and continued it through 2002. The 2001 Plan resulted in a workforce reduction of 7,700 including normal attrition, and a further reduction of 2,500 was announced in the 2002 Plan. Primarily as a result of approximately $880 million in restructuring savings from efforts in the 2001 Plan, total costs and expenses declined in 2002 to $7,617 million from $9,174 million in 2001. After adjusting for the differences in inventory charges and the costs of restructuring, total costs and expenses declined approximately $1,458 million year-over-year in 2002, despite an increase of $89 million related to our Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) software initiatives in 2002.

Although we are cautiously optimistic about the recent growth in our quarterly revenue, with the fourth quarter of 2002 representing our best performance since the third quarter of 2001, quarterly orders remained stagnant at around $1,500 million throughout 2002. We have therefore concluded that we must further reduce our cost structure in 2003 and have announced the 2002 Plan, which began in the fourth quarter of 2002. The effort is designed to reduce our overall cost structure by an additional $50 million per quarter beginning in the second half of 2003.

We currently do not expect a major upturn in orders or revenue in the first six months of 2003. We intend to continue to reduce our costs and expenses and reach breakeven in our cash flows from operations in 2003. We also do not expect significant disruptions in our business from completing our ERP and CRM implementations in 2003. We did experience some slowdown and loss of orders during third quarter of 2002 related to our ERP implementation, which we substantially recovered in our fourth quarter. We believe that the risk of future material order and revenue losses is not significant.

Orders and Net Revenue

	Years Ended October 31,			2002 over 2001	2001 over 2000
	2002	2001	2000	% Change	% Change
	(in millions)				
Orders	$6,013	$6,414	$10,566	(6)%	(39)%
Net Revenue:					
Products	$5,234	$7,485	$ 8,300	(30)%	(10)%
Services and other	776	911	1,061	(15)%	(14)%
Total net revenue	$6,010	$8,396	$ 9,361	(28)%	(10)%

	Years Ended October 31,			2002 over 2001	2001 over 2000
	2002	2001	2000	Ppts Change	Ppts Change
% of Total Net Revenue Products	87%	89%	89%	(2)	—
Services and other	13%	11%	11%	2	—
Total	100%	100%	100%	—	—

	Years Ended October 31,			2002 over 2001	2001 over 2000
	2002	2001	2000	% Change	% Change
	(in millions)				
Net Revenue by Region					
U.S.	$2,355	$3,373	$ 3,992	(30)%	(16)%
International	3,655	5,023	5,369	(27)%	(6)%
Total	$6,010	$8,396	$ 9,361	(28)%	(10)%

Orders in 2002 declined compared to 2001 primarily due to continued weakness in telecommunications markets, which primarily affected our test and measurement business, but the decline was offset by orders growth in our semiconductor products and life sciences and chemical analysis businesses. Orders in 2001 compared to 2000 declined due to dramatic overall declines in the telecommunications, semiconductor and computer industries. Going into 2003 we will be relying primarily on new products to drive orders growth.

Net revenue declined in 2002 as compared to 2001 primarily due to continued weakness in key market segments, particularly wireless and wireline telecommunications, as well as pricing pressures from both customers and competitors in the face of a weak economy. Declines outside the U.S. were slightly lower than domestically in part due to our customers buying infrastructure products in Asia. Continued slow markets in communications drove declines in product revenue; declines in service revenue were driven by reduced contract renewal rates as an increasingly large portion of our customers have elected to receive service on a time-and-materials basis. Services and other includes revenue generated from servicing our installed base of products, warranty extensions and consulting in all years, in addition to operating lease revenue in 2001 and 2000.

Excluding the CIT Group Sale of $254 million in 2001 and $197 million in 2000, net revenue for 2001 decreased 11 percent compared to 2000. The decrease related primarily to the slowdown in the telecommunications, semiconductor and computer industries, which severely impacted our customers' ability to purchase our products. The decrease in domestic net revenue for 2001 came primarily from our businesses that serve the communications and electronics markets; the slowdown in those markets impacted our net revenue in the U.S. somewhat more severely than other parts of the world. The decrease in product revenue for 2001 was driven primarily by the slowdown in communications and electronics markets. The decline in service revenue for 2001 was primarily the result of the CIT Group Sale and the decline in service contract renewal rates.

Generally, there is a lag between service revenue trends and product revenue trends; this lag occurs because service revenue is directly related to the size of our installed base of products not covered by warranty.

Costs and Expenses

As a % of Net Revenue	Years Ended October 31, 2002	2001	2000	2002 over 2001 Ppts Change	2001 over 2000 Ppts Change
Cost of products as a percentage of product revenue	62%	59%	49%	3	10
Cost of services and other as a percentage of services and other revenue	58%	50%	51%	8	(1)
Total costs as a percentage of total net revenue	61%	58%	49%	3	9
Research and development	19%	15%	11%	4	4
Selling, general and administrative	46%	36%	30%	10	6

Annual Report Financials

Cost of products and services as a percentage of net revenue increased in 2002 compared to 2001, despite decreases in the actual dollar amounts of costs, due to the steep decline in revenue we experienced this year. Our fixed costs relating to continued overcapacity increase as a percentage of net revenue with any decline in net revenue. Savings in dollar terms were primarily the result of the 2001 Plan, which yielded approximately $325 million of savings in cost of products and services for the year, and reduced inventory charges. Excluding the CIT Group Sale and restructuring charges of $79 million in 2001, cost of products and services as a percentage of net revenue for 2001 increased 10 percentage points compared to 2000. The increase was primarily attributable to decreased sales volume and increased charges for excess and obsolete inventory. During 2001, cost of products as a percentage of product revenue increased due to the same factors mentioned above and higher discounts offered to our customers. Discount increases affected the majority of our products and were the result of pressure from competitors and customers in the face of a declining economy.

Inventory charges totaled $40 million in 2002 compared to $459 million in 2001 and $70 million in 2000. The abnormally high charges in 2001 compared to 2000 and 2002 were the result of the rapid and steep market decline that year, which caused excess inventory of then-current products and hastened the obsolescence of older products. Inventory charges in 2001 spanned the vast majority of our products as well as raw materials. Additional charges in 2002 reflected continuing weakness in some of our largest markets, particularly telecommunications, but were partially offset by the sale of inventory previously written off in our semiconductor product lines.

Research and development expenses as a percentage of net revenue increased in 2002 compared to 2001 as a direct result of decreased revenue; in 2001 compared to 2000 research and development expenses increased in both dollar terms and as a percentage of net revenue as a result of continuing expenditures toward new product introductions, many of which helped to offset our revenue losses in the current year. Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies, none of which is individually significant to our operations. We conduct five types of research and development: basic research, which contributes to the fundamental understanding of areas critical to our future; foundation technologies research, which enables fundamental advances across all businesses; communications research, which creates technologies to enable pervasive access to information; life sciences research, which enables next-generation pharmaceuticals and improved patient outcomes; and measurement research, which provides critical advances in test and measurement electronics and systems. Our research improves on various technical competencies in electronics such as compound semiconductor devices, digital imaging systems and microfabrication technologies; systems and solutions such as applied mathematics, knowledge management and measurement science; life sciences such as computational biology, molecular diagnostics and high-throughput measurements; and photonics, such as precision automation technology, optical switching and high-speed optical links. In each of these research fields, we conduct research that is focused on specific product development for release in the short-term and other research that is intended to be the foundation for future products over a longer time horizon. A significant portion of our product development research is designed to improve on the more than 20,000 products already in production, and other research is on major new product releases. Because of the large number of new and existing products and research and development projects across all of our businesses, it is difficult to quantify the impact of any specific products or projects.

Selling, general and administrative expenses as a percentage of net revenue increased in 2002 compared to 2001, despite reductions in overall spending, due to the significant decline in net revenue. Overall our spending on selling, general and administrative expenses in 2002 was $250 million lower than in 2001, despite an increase of approximately $89 million in expense for our ERP and CRM systems as a result of savings from the 2001 Plan. Selling, general and administrative expenses as a percentage of net revenue increased in 2001 compared to 2000 primarily due to goodwill amortization relating to our 2001 acquisition of OSI. As a result of various expense-control initiatives in 2001, selling, general and administrative expenses before the effect of goodwill and other intangible amortization, restructuring and asset impairment charges declined 12 percent compared to 2000.

(Loss) Earnings from Operations

	Years Ended October 31,			2002 over 2001 Change	2001 over 2000 Change
	2002	2001	2000		
	(in millions)				
(Loss) earnings from operations	$(1,607)	$(778)	$924	(107)%	(184)%
Operating (deficit) margin	(27)%	(9)%	10%	(18) points	(19) points

Our increased loss from operations in 2002 compared to 2001 was a direct result of the decline in revenue that we experienced, as well as increases in restructuring and asset impairment charges related to restructuring. However, we demonstrated considerable success in realigning our businesses to the weakened economic conditions; the increase of $829 million in our loss from operations was less than 35 percent of our total revenue decline of $2,386 million.

Excluding the CIT Group Sale, we had a loss from operations of $901 million in 2001 compared to earnings from operations of $810 million in 2000. Excluding the restructuring charges and the CIT Group Sale, we had a loss from operations of $447 million in 2001 compared to earnings from operations of $925 million in 2000. The decrease in 2001 compared to 2000 was primarily due to the fact that net revenue declined much more rapidly than costs and expenses in the test and measurement and semiconductor businesses. Increased goodwill amortization related to recent acquisitions also contributed to the decrease. The decrease was partially offset by the performance of our life sciences and chemical analysis business.

Other Income (Expense), Net

	Years Ended October 31,			2002 over 2001 % Change	2001 over 2000 % Change
	2002	2001	2000		
	(in millions)				
Other income (expense), net	$60	$301	$94	(80)%	220%

Excluding the $269 million impact of the sale of land in San Jose, California in 2001, other income (expense), net increased $28 million in 2002 compared to 2001. This net increase was due to: $45 million from reduced losses on equity investments, $31 million from increased interest income from cash deposits and reduced interest expense due to the pay down of commercial paper and $6 million from gains from dispositions. These increases were partially offset by: $35 million due to interest payable on convertible debt issued in 2002, $4 million due to currency movement and $15 million due to various items, none of which was individually material. Other income (expense), net increased $207 million in 2001 over 2000. The increase was primarily due to the sale of land in San Jose, California, which resulted in a pre-tax gain of $269 million. The increase in other income (expense), net for 2001 compared to 2000 was partially offset by higher interest expense due to a higher average debt balance.

We sold assets related to portions of our businesses to third parties during 2002, 2001 and 2000. Gross proceeds from these dispositions were $31 million in 2002, $13 million in 2001 and insignificant in 2000. Gains from the dispositions, included in other income (expense), net in the consolidated statement of operations, were $15 million in 2002, $9 million in 2001 and insignificant in 2000.

(Benefit) Provision for Taxes

The effective tax benefit rate for continuing operations in 2002 was 34 percent. For 2001 and 2000, the effective rates were 19 percent and 34 percent, respectively.

In 2002, the higher benefit tax rate was due to the relatively higher loss from continuing operations in 2002 than in 2001. In 2001 compared to 2000, the change in the tax rate for continuing operations was due to the tax benefits arising from the losses caused by the global economic downturn of that year. Taxes on the sale of our healthcare solutions business in 2001 were reflected in the gain from sale of discontinued operations.

Our future effective tax rate will continue to be calculated using our pre-tax earnings or loss and will be affected by additional research and development tax credits, the expected level of other tax benefits, the effects of business acquisitions and dispositions as well as changes in the mix of our pre-tax earnings among jurisdictions with varying statutory rates.

Segment Results

For 2002, we changed the method by which we allocate corporate expenses to the segments. Prior period (loss) earnings from operations have been restated accordingly. Management measures the profitability of each of the business segments after excluding goodwill and other intangible amortization and non-recurring items such as restructuring charges; these items have been excluded for all periods presented.

Test and Measurement

Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. Overall orders activity over the last 12 quarters indicates that the markets for our test and measurement products were fairly consistent throughout 2000, dropped dramatically during 2001 and have remained depressed in 2002 with some unusually steep quarterly variations through the year. Within the business, orders trends were mixed, with our automated test products showing a slight rebound in 2002 compared to 2001 while the other product lines trended downward similarly to the overall results for the business. Generally speaking, declines in both years were the result of a weak market for telecommunications products, with offsetting growth in 2002 driven by orders from semiconductor contract manufacturers in the U.S. and Asia, particularly for our system-on-a-chip products.

Orders and Net Revenue

	Years Ended October 31, 2002	2001	2000	2002 over 2001 Change	2001 over 2000 Change
	(in millions)				
Orders	$3,294	$4,021	$7,002	(18)%	(43)%
Net revenue from products	$2,791	$4,763	$5,299	(41)%	(10)%
Net revenue from services and other	527	669	809	(21)%	(17)%
Total net revenue	$3,318	$5,432	$6,108	(39)%	(11)%
(Loss) earnings from operations	(837)	(120)	756	(598)%	(116)%
Operating margin (deficit)	(25)%	(2)%	12%	(23) points	(14) points

The declines in orders in 2002 compared to 2001 and in 2001 compared to 2000 followed overall trends in the markets where this business focuses its sales, and were driven primarily by weakness in the telecommunications market. However, despite the declines over the prior two years we feel well positioned going into 2003, as we have made major strides toward stabilization since implementing our Enterprise Resource Planning software platform and our products are well positioned to take advantage of the growth anticipated in China as that market continues to open in the near future. Generally speaking, the outlook for wireless communications test products is beginning to improve, while wireline products are anticipated to have a difficult year and we expect the market for general-purpose test products to be mixed. Overall, we will rely on new products for orders growth in the coming year, both to take share in limited new market opportunities and to gain share in larger existing markets.

The decline in net revenue for 2002 compared to 2001 was primarily the result of the slowdown in the telecommunications industry, as was the decline in 2001 compared to 2000. The slowdown was particularly sharp in the second half of 2001 as we became increasingly dependent on incoming orders, which declined in virtually all of the product lines of our test and measurement businesses. Excluding the CIT Group Sale, total net revenue for 2001 declined 12 percent compared to 2000. Pricing pressures from customers and competitors including sales of used equipment by customers either downsizing or going out of business also contributed to the decline in revenue in 2002 compared to 2001. Overall discounts have increased by approximately 4 percentage points since the beginning of 2001, resulting in approximately $150 million less revenue in 2002 compared to 2001. Our percentage of revenue from new products increased approximately 20 percentage points since early 2001; in 2002 we introduced more than 100 new products, nearly a quarter of which have significant strategic and financial impact on our business. These new products include vector network analyzers, optical electrical generators, performance signal analyzers and automated performance characterization testing products. Net revenue from services and other declined less dramatically than product revenue in 2002 compared to 2001 despite customers increasingly moving away from contracts and towards service on a time-and-materials basis; service revenue is generally more stable than product revenue in difficult market conditions as our installed base of products continues to generate service needs. Net revenue from services and other decreased more dramatically than net revenue from products for 2001 compared to 2000 primarily due to the CIT Group Sale. In addition, a number of customers chose not to renew their service contracts in 2001 in response to cost constraints due to the difficult economic conditions that year.

Costs and Expenses

The following table shows the percentage point increase in our test and measurement business' costs and expenses as a percentage of net revenue for 2002, 2001 and 2000.

Increase as a % of Net Revenue	2002 over 2001 Ppts Change	2001 over 2000 Ppts Change
Cost of products and services	3	9
Research and development	7	3
Selling, general and administrative	13	2

Cost of products and services as a percentage of net revenue increased in 2002 over 2001 primarily due to the overall decrease in net revenue. On a dollar basis, costs were down 35 percent for the year, driven primarily by savings from restructuring and reduced inventory charges. Cost of products and services as a percentage of net revenue increased in 2001 compared to 2000 primarily due to increased charges for excess and obsolete inventory. Excluding the impact of inventory charges, cost of products and services as a percentage of net revenue increased 3 percentage points in 2001 from 2000. Due to the fixed nature of our manufacturing costs, lower than anticipated manufacturing volumes contributed to the increase in cost of products and services as a percentage of net revenue.

Inventory charges totaled $54 million in 2002 compared to $364 million in 2001 and $57 million in 2000. The large increase from 2000 to 2001 was the result of rapidly deteriorating conditions in the telecommunications and electronics markets; the charges affected parts for the majority of all product types. Additional charges in 2002 are closer to our run-rate in 2000, and particularly reflect continuing weakness in the communications test market even beyond our expectations at the end of 2001. Inventory charges in 2002 primarily affected optical communications measurement products, demo inventory and raw materials.

Research and development expense as a percentage of net revenue increased in 2002 from 2001 due to the overall decrease in net revenue. On a dollar basis, expenses were down 10 percent for the year, predominantly as a result of restructuring and from delays and reductions in new product introductions that would otherwise have been developed for near-term release. Specifically, our research and development funding has been refocused to take advantage of the markets that are beginning to recover from the declines or stagnation of the last several quarters, while reductions have been targeted to products in markets that are particularly weak and not expected to recover in the near term, such as wireline telecommunications. The increase in research and development expenses as a percentage of net revenue in 2001 compared to 2000 was primarily due to our continuing expenditures toward new product introductions that were anticipated to generate material contributions to revenue in future periods, combined with the decrease in overall net revenue.

Selling, general and administrative expenses as a percentage of net revenue increased in 2002 compared to 2001 due to the overall decrease in net revenue. On a dollar basis, expenses were down 16 percent primarily as a result of restructuring. In 2001 selling, general and administrative expenses as a percentage of net revenue were flat compared to 2000.

(Loss) Earnings from Operations

Our reduced revenue drove the increase in loss from operations in 2002 compared to 2001; weak sales overcame significant new product wins and restructuring savings during the year. However, the fact that losses increased only $1,027 million after removing the impact of reduced inventory charges, compared to reduced revenue of $2,114, is a sign that our restructuring efforts have had significant success in reducing our overall cost structure. The 2001 Plan saved approximately $600 million in 2002 and we reduced average headcount by 11 percent. The 2002 Plan will be focused on achieving breakeven or profitability for the business in 2003, including an additional reduction in average headcount of 8 percent and incremental savings of approximately $40 million per quarter by the end of the year. The savings will result from both the reduction in employee-related costs and from shifting manufacturing and sales into lower-cost regions.

Loss from operations in 2001 was a result of reduced demand, which led to fewer sales and increased charges for excess and obsolete inventory. Excluding the CIT Group Sale, loss from operations was $242 million compared to earnings from operations of $644 million in 2000.

Semiconductor Products

Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high performance communications systems. We design, develop and manufacture products for the networking and personal systems markets. Overall orders activity over the last 12 quarters indicates that the markets for our semiconductor products declined slightly during 2000, dropped dramatically during 2001 with an abnormally low bottom point near the middle of the year, and improved again gradually in 2002. The average for 2002 was just under two-thirds the average in 2000. Underlying market conditions remain little changed in 2002 compared to 2001, including continuing pricing pressure on the orders we book, which is demonstrated by our steadily declining revenue for the same comparison periods despite the orders increase in the current year.

Orders and Net Revenue

	Years Ended October 31,			2002 over 2001 Change	2001 over 2000 Change
	2002	2001	2000		
		(in millions)			
Orders	$1,568	$1,290	$2,511	22%	(49)%
Net revenue	$1,559	$1,850	$2,213	(16)%	(16)%
(Loss) earnings from operations	(68)	(177)	229	62%	(177)%
Operating (deficit) margin	(4)%	(10)%	10%	6 points	(20) points

The overall increase in orders for 2002 compared to 2001 was the result of growth in our personal systems product lines, partially offset by reductions in our networking product lines. In personal systems, we saw orders growth of 50 percent for our imaging products and 33 percent for general optoelectronic components while orders for our wireless products were flat from the prior year. In networking, our optical products declined 11 percent compared to the prior year while our smaller overall orders for integrated circuits grew 20 percent. There is still no indication of stabilization in the telecommunications market, but other markets for our networking products show potential for growth in the coming year. The decline in orders for 2001 compared to 2000 was a direct reflection of the steep and rapid decline in the semiconductor products marketplace that year. Looking forward, geographical trends in orders show growth in Asia as an increasing number of companies shift manufacturing out of North America and Europe into mainland China and Southeast Asia.

The decrease in net revenue for 2002 compared to 2001 was primarily the result of the carryover of revenue into 2001 from relatively high orders in 2000. During 2001, the timing difference between orders and revenue became much smaller, resulting in lower carryover of revenue into 2002. Non-recurring royalty revenue relating to changes in our agreement with Adaptec Inc. in 2001 also contributed $35 million to the decrease in the comparison between 2002 and 2001. The decrease in net revenue for 2001 compared to 2000 was primarily due to the sharp decline in demand for our semiconductor products. The global economic slowdown led to lower volumes in virtually all product lines of the business. Revenue from sales to Hewlett-Packard, consisting primarily of application-specific integrated circuits ("ASICs") and motion control products, represented approximately 33 percent of the business' total net revenue for 2002, 31 percent of net revenue for 2001 and 30 percent of net revenue for 2000. No individual new products had a material impact on results in 2002; we are seeing good customer acceptance of our F-BAR and E-pHEMT wireless products, but those items are not yet showing a material impact on results.

Costs and Expenses

The following table shows the percentage point increase or decrease in our semiconductor products business' costs and expenses as a percentage of its net revenue for 2002, 2001 and 2000.

Increase (decrease) as a % of Net Revenue	2002 over 2001 Ppts Change	2001 over 2000 Ppts Change
Cost of products	(6)	11
Research and development	–	6
Selling, general and administrative	1	3

Annual Report Financials

The decrease in cost of products as a percentage of net revenue in 2002 compared to 2001 despite overall reduced revenue was a direct result of the 2001 Plan; savings from restructuring reduced total cost of products by approximately $170 million for the year. The increase in cost of products as a percentage of net revenue in 2001 compared to 2000 was due in part to increased inventory charges for excess and obsolete inventory. In addition to increases from inventory charges, lower than anticipated manufacturing volumes contributed to the increase in cost of products as a percentage of net revenue due to the fixed nature of our manufacturing costs, as the product lines in this business are particularly capital intensive. Unfavorable mix and large shipments to single customers carrying deep discounts impacted cost of products as a percentage of net revenue unfavorably. Excluding the impact of increased inventory charges, cost of products as a percentage of net revenue for 2001 increased 6 percentage points compared to 2000.

In 2002 we sold $18 million of inventory previously written-down compared to inventory charges of $84 million in 2001 and $4 million in 2000. The sales of written-off inventory in the current year were due to unanticipated demand for products previously considered to be unmarketable. The bulk of the unanticipated sales in 2002 were made in image/navigation, general fiber optics and hardcopy ASICs. The large increase in inventory charges in 2001 compared to 2000 reflected the dramatic decline of market conditions where this business focuses its sales; the charges affected raw materials used in all of our major products, including image/navigation, telecom fiber optics, general fiber optics, hardcopy ASICs and couplers.

Both research and development expenses and selling, general and administrative expenses were flat for 2002 compared to 2001. The increase in research and development expenses as a percentage of net revenue in 2001 compared to 2000 was driven by a continued commitment to develop new products in the fiber optics, high-speed networking, and image position sensor businesses. The increase in selling, general and administrative expenses as a percentage of net revenue for 2001 compared to 2000 was the result of declining revenue; the total amount of selling, general and administrative expenses were reduced by $9 million due to the expense containment measures that we implemented in 2001 prior to restructuring.

(Loss) Earnings from Operations

The reduced loss from operations in 2002 compared to 2001 was the result of reduced inventory charges and our cost containment measures, including the 2001 Plan. Overall, we reduced average headcount by 13 percent in 2002, in addition to headcount reductions of 12 percent at the end of 2001 compared to the end of 2000. Overall savings from restructuring in 2002 totaled $250 million for the full year. For the 2002 Plan, the business expects to further reduce average headcount in 2003 by about 6 percent; the scope of the restructuring covers all categories of cost and expenses and all regions of operations. When complete, the 2002 Plan is expected to save approximately $10 million per quarter by the end of the year, and is expected to bring the business back to profitability.

The loss from operations in 2001 compared to earnings from operations in 2000 resulted primarily from lower net revenue and higher cost of products and expenses as a percentage of net revenue due to the fixed nature of our expenses.

Life Sciences and Chemical Analysis

Our life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Overall, orders growth over the last 12 quarters has indicated that the markets for our life sciences and chemical analysis products has been slowly but steadily increasing, with some regular seasonality patterns that recur predictably each year. Due to U.S. government and large pharmaceutical budgets, orders in our first and fourth quarters are seasonally greater than those in our second and third quarters. However, general economic trends, new product introductions and competition might overshadow this trend in any given year. In 2002, the primary driver for growth in life sciences products revenue was strong acceptance of new products, with some offsetting declines in the pharmaceuticals market. The primary drivers of revenue growth in chemical analysis for 2002 were U.S. government spending and Asian economic development.

Orders and Net Revenue

	Years Ended October 31,			2002 over 2001	2001 over 2000
	2002	2001	2000	Change	Change
		(in millions)			
Orders	$1,151	$1,103	$1,053	4%	5%
Net revenue from products	$ 884	$ 872	$ 788	1%	11%
Net revenue from services and other	249	242	252	3%	(4)%
Total net revenue	$1,133	$1,114	$1,040	2%	7%
Earnings from operations	150	91	10	65%	810%
Operating margin	13%	8%	1%	5 points	7 points

The increase in orders in 2002 compared to 2001 was driven by government spending in the U.S. and abroad, growth in new technology areas such as microarrays and Chemchip and the growth of the chemical analysis market. In our life sciences markets, new technologies drove improved orders performance, while our pharmaceuticals customers continued to reduce orders this year. In our chemical analysis markets, U.S. government spending on homeland security and Asian government spending on infrastructure were the primary growth areas. Orders in Asia grew 12 percent this year, primarily for products in the environmental and foods markets. The increase in orders in 2001 compared to 2000 was the result of the overall steady upward market trend in life sciences and chemical analysis products. We expect that recently- and soon-to-be-released new products will continue to produce orders growth in the coming year.

The increase in net revenue for 2002 compared to 2001 was a result of increased sales in both our life sciences products and our chemical analysis products. In life sciences, increased revenue was driven by growth in new technology areas such as microarrays and Chemchip, but overall weakness in pharmaceutical industry spending continues. New products contributed significantly to our performance in 2002; revenue for new products was approximately $80 to $90 million for the year, primarily for microarrays and microarray systems, Chemchip applications and systems and new liquid chromatography and liquid chromatography/mass spectrometry applications. The increase in net revenue for 2001 compared to 2000 was the result of increased sales of our products in the life sciences market moderated by decreased sales of our products in our traditional chemical and petrochemical markets. Net revenue from products including liquid chromatography equipment, bioanalyzers and microarrays grew more than 20 percent in 2001 compared to 2000. Services and other revenue decreased slightly in 2001 compared to 2000, primarily as a result of customers choosing to receive services on a time-and-materials basis rather than renewing long-term service contracts, a common trend in the face of difficult economic times.

Costs and Expenses

The following table shows the percentage point decrease in our life sciences and chemical analysis business' costs and expenses as a percentage of its net revenue for 2002, 2001 and 2000.

Decrease as a % of Net Revenue	2002 over 2001 Ppts Change	2001 over 2000 Ppts Change
Cost of products and services	(3)	(2)
Research and development	–	(1)
Selling, general and administrative	(2)	(5)

Cost of products and services as a percentage of net revenue was down slightly in 2002 compared to 2001. Tight expense management and cost reductions, improved management of inventories and reductions in infrastructure expenses this year drove a $17 million decrease in total spending. Cost of products and services as a percentage of net revenue was flat in 2001 compared to 2000; additional depreciation expense related to increased spending in manufacturing capacity for microarrays was offset by cost controls and improved operational efficiencies.

Inventory charges totaled $4 million in 2002 compared to $11 million in 2001 and $9 million in 2000. The slightly increased inventory charge run-rate in 2001 compared to both 2000 and 2002 was due to overall inventory reductions in the face of the difficult economy and some consolidation of warehouses to increase efficiency.

The life sciences and chemical analysis business did not participate significantly in the 2001 Plan until the fourth quarter of 2002, when we took steps to consolidate our facilities in California. In order to minimize moving expense and capital investments in existing space, we will outsource components of the manufacturing process. For the 2002 Plan, our restructuring efforts will be focused on improving the manufacturability and quality of our products.

Research and development expenses as a percentage of net revenue were flat for both 2002 compared to 2001 and 2001 compared to 2000. Steady spending on research and development is required to produce new products that can improve revenues and market share in future years. Selling, general and administrative expenses as a percentage of net revenue were flat in 2002 compared to 2001; the decrease in selling, general and administrative expenses as a percentage of net revenue for 2001 compared to 2000 reflected our efforts to reduce cost structures and discretionary expenses.

Earnings from Operations

The increase in earnings from operations in 2002 compared to 2001 was primarily due to increased revenue and continued cost controls. Overall, cost controls, inventory management and infrastructure reductions contributed approximately $20 million to our bottom line for the year. The increase in earnings from operations in 2001 compared to 2000 was primarily due to higher net revenue and reduced spending resulting from our cost reduction measures. In addition, operational efficiencies arising out of manufacturing centralization efforts begun in fiscal 2000 and increased volumes contributed to the increase.

Healthcare Solutions — Discontinued Operations

Our healthcare solutions business has been classified as a discontinued operation. The table below shows the results of our healthcare solutions business before general overhead allocations and net of the costs of divestiture. Results for the year ended October 31, 2001 include operations from November 1, 2000 to May 31, 2001, the measurement date in accordance with APB No. 30. The net loss from discontinued operations of $58 million for the two-month period following our May 31, 2001 measurement date was included in the gain from sale of discontinued operations. The after-tax gain resulting from the sale of our healthcare solutions business including this loss was $646 million.

The following table shows the detailed results of operations of our discontinued healthcare solutions business for 2001 and 2000. These results are also included in our consolidated statement of operations as net earnings from discontinued operations for the years ended 2001 and 2000.

	Years Ended October 31,	
	2001(a)	2000
	(in millions)	
Net revenue	$765	$1,412
Costs and expenses	747	1,283
Earnings from discontinued operations	18	129
Other income (expense), net	3	17
Earnings from discontinued operations before taxes	21	146
Provision for taxes	15	61
Net earnings from discontinued operations	$ 6	$ 85

(a) Includes operations from November 1, 2000 to May 31, 2001, the measurement date.

Financial Condition

Liquidity and Capital Resources

Our financial position remained strong at October 31, 2002, with cash and cash equivalents of $1,844 million.

We used cash from continuing operations of $585 million in 2002 compared to $114 million used in 2001 and $536 million generated in 2000. Of the $585 million cash used in operations in 2002, $235 million was spent on restructuring activities, primarily in the form of severance payments. Inventory-related charges were significantly lower in 2002 than in the previous year at $40 million compared to $459 million a year ago. The abnormally high charges in 2001 compared to 2000 and 2002 were the result of the rapid and steep market decline that year, which caused excess inventory of then-current products and hastened the obsolescence of older products. As demand for our products generally declined in 2002, we have been able to manufacture more products using inventory on hand and have reduced the amounts that we have purchased from suppliers.

An 8 percent increase in revenues in the fourth quarter of 2002 compared to the same quarter in 2001 was the primary cause of a 14 percent increase in accounts receivable at the end of 2002 as compared to the prior year. At the end of fiscal 2001 accounts receivable had decreased by about 50 percent compared to the end of fiscal 2000, primarily due to a 47 percent decline in fiscal 2001 fourth quarter revenues as compared to the fourth quarter of 2000. There were no material bad debt charges in any of the years presented. The net amount of cash used in the reduction of accounts payable declined from $480 million in 2001 to $89 million in 2002. This trend is generally consistent with the decrease in our operating expenses.

In 2002, $84 million of cash was used to fund our U.S. defined benefit plans and $105 million was contributed to our international defined benefit plans. This year's contributions were approximately $128 million or 210 percent larger than in the previous year due primarily to a decline in equity markets globally. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. If the value of our assets declines relative to our future projected obligations, we have to make larger contributions to maintain our funded status. In 2003, we expect to fund our retirement plans in approximately the same amounts as in 2002.

We currently have over $1 billion of deferred tax assets. The significant increase in deferred tax assets for 2002 is due primarily to net operating loss carry-forwards ("NOLs"), foreign tax credits and research and development tax credits. We expect to utilize the NOLs, foreign tax credits and research and development tax credits to reduce future tax liabilities when we return to profitability.

Our need to control discretionary spending and conserve cash in the face of the weak economy has significantly reduced the amounts we considered to be available for investments such as new company acquisitions, equity investments and property, plant and equipment. Net cash used by investing activities for 2002 was $71 million compared to $1,365 million in 2001 and $1,062 million in 2000. In 2002, we used $15 million to purchase equity in strategically aligned companies. In 2001 we spent $904 million, primarily for the acquisition of OSI and for the Yokagawa Purchase. In 2000 we used $634 million for the first and second installments of the Yokagawa Purchase along with investments in several other companies. In 2001, we used cash of $289 million for a long-term leasehold investment on which the lessee prepaid $237 million of rent in 2002. Capital spending controls imposed in the fourth quarter of 2001 reduced spending on property, plant and equipment by $580 million in 2002 compared to the prior year. In 2002 the majority of property, plant and equipment purchases were related to the implementations of our ERP and CRM systems and to the development of our website. The total program costs for these three initiatives were $281 million in 2002 compared to $164 million in 2001. Of these amounts, we capitalized $148 million in 2002 and $91 million in 2001 and the remainder was expensed. We estimate that the total program cost in 2003 for these initiatives will be approximately $160 million. Although these programs used significant resources in 2002 and 2001, when they are completed we will be able to retire over 1000 legacy systems, resulting in significant savings. We had no material dispositions of property, plant and equipment in 2002 compared to $633 million in 2001 related to the sale of land in San Jose and the CIT Group Sale.

In November 2001, we borrowed $1,123 million, net of issuance costs, under a private offering of 3 percent senior convertible debentures due in 2021. A registration statement filed on behalf of certain holders of the debentures became effective on April 11, 2002. The debentures are convertible at any time into our common stock at an initial conversion price of $32.22 per share, subject to adjustment (as defined in the related Indenture agreement dated November 27, 2001) and are redeemable at our option at any time on or after December 6, 2004. Holders of the debentures have the ability to require us to repurchase the debentures, in whole or in part, on specified dates in 2006, 2011 and 2016. Holders also have the right to require us to repurchase all or a portion of the outstanding debentures if we undergo a Fundamental Change (as defined in the Indenture agreement) at a price equal to 100 percent of the principal amount plus interest. The debentures bear interest at an annual rate of 3 percent, payable on June 1 and December 1 of each year beginning June 1, 2002. The interest rate will reset (as defined in the Indenture agreement) in June 2006, June 2011 and June 2016, but in no event will it be reset below 3 percent or above 5 percent per annum. More information regarding the terms of the debentures, including conversion price, Fundamental Change and the interest rate reset can be found in the Indenture agreement.

On August 1, 2001 we completed the sale of our healthcare solutions business to Phillips for initial proceeds of approximately $1.7 billion. In May of 2002 we finalized the sale agreement. We received $1.6 billion in August of 2001 and since then we have received all of the $100 million withheld by Philips from the total purchase price at the time of the sale plus adjustments for the final purchased net assets. Cash flows from discontinued operations include the proceeds from the sale and cash used in the operations of the healthcare solutions business during the year up until the date of sale.

We have terminated our $250 million five-year revolving credit facility that was due to expire on November 5, 2005 and have not extended the $250 million 364-day revolving credit facility that terminated on November 1, 2002. We had no outstanding balances under these credit facilities during 2002. We did not have plans to use these credit facilities, and we believe that the costs of renewing and/or retaining these credit facilities outweighed their benefits. We continue to have access to uncommitted credit lines through our banking partners, although we do not anticipate any significant additional credit needs in the next year.

In the normal course of business, we enter into contractual commitments to purchase materials and components from suppliers in exchange for favorable pricing or more beneficial terms. These regular purchase agreements did not exceed 5 percent of cost of sales. We have contractual commitments to non-cancelable operating leases and vendor financing arrangements with CIT. We provide lease guarantees on these financing arrangements and we have no other material guarantees or commitments. See Note 16, "Other Accrued Liabilities" to the consolidated financial statements for further information on lease guarantees. See Note 18, "Commitments" to the consolidated financial statements for further information on our non-cancelable operating leases.

We are taking actions to achieve positive cash flows from operations in 2003. We will benefit from significant cost savings through our restructuring programs and we have plans to further improve our collection of accounts receivable and lower our inventory levels. Inventory levels already have been reduced by over $400 million from two years ago. This represents major progress in a key area of our asset performance.

Our liquidity is affected by many factors, some of which are based on normal operating cash flow patterns of our businesses and some of which arise from fluctuations related to global economies and markets. Our cash balances are generated and held in a number of locations throughout the world, and in some cases tax rules and regulations could restrict our ability to move cash balances from one jurisdiction to meet cash requirements in another jurisdiction without incurring tax penalties. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization. We believe that our current cash and cash equivalents and other borrowing capabilities will be sufficient to satisfy our working capital, capital expenditure and other liquidity needs for 2003.

Risks, Uncertainties and Other Factors That May Affect Future Results

Our operating results and financial condition could continue to be harmed if the industries into which we sell our products, such as the communications, electronics and semiconductor industries, remain depressed.

The economic downturn resulted in reduced purchasing and capital spending in many of the markets that we serve worldwide. In particular, the communications, semiconductor and electronics industries have been in a downward cycle characterized by diminished product demand, excess manufacturing capacity and the increasing erosion of average selling prices. Although some segments of these industries have shown recent signs of stabilization, others, especially in communications, continue to exhibit a downward cycle. There has been year-over-year orders growth in our semiconductor products, life sciences and chemical analysis, semiconductor test and wireless test businesses, but demand in these markets remains volatile so the underlying trend is uncertain. In addition, our businesses serving wireline telecommunications markets have continued to decline. Pricing pressures intensified throughout 2002, reducing our gross margins.

We are uncertain how long the current downturn will last and when a sustained recovery in our markets may occur. Any further decline in our customers' markets or in general economic conditions would likely result in a further reduction in demand for our products and services. In addition, if our customers' markets continue to decline, we may not be able to collect on outstanding amounts due to us. Such further decline could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to reach our goals for restoring profitability. Also, in such an environment, pricing pressures could continue, and if we are unable to respond quickly enough this could negatively impact our gross margins. Finally, we may be required to secure additional debt or equity financing at some time in the future, and we cannot assure you that such financing will be available on acceptable terms when required.

The actions we took in response to the reduced demand for our products and services could have long-term adverse effects on our business.

Beginning in the third quarter of 2001, our revenue started declining. To scale back our operations and to reduce our expenses in response to this decreased demand for our products and services and lower revenue, we reduced our workforce, froze hiring, cut back significantly on our use of temporary workers and reduced discretionary spending. We also initiated short-term facility closures to reduce production levels.

In calendar year 2001, we announced plans to reduce our workforce by approximately 8,000 people. This reduction was completed at the end of the fourth quarter of 2002. In connection with our announcement of our results for the quarter ended July 31, 2002, we announced that to reach our profitability goals we will have to reduce costs by approximately another $50 million per quarter. This entails approximately 2,500 additional job cuts, which are underway. In addition, from May 1 to October 31 of 2001, we instituted a 10 percent pay reduction applicable to all employees globally, wherever legally permissible. Starting in the first quarter of 2002, we continued the 10 percent pay reduction for approximately 2,000 of our senior managers. In February of 2002, we reinstated the pay reduction at a rate of 5 percent for our other employees, wherever legally permissible. The reductions in pay took effect via a reduction in hours for certain employees, in accordance with local law. In addition to these measures, we are continuing our initiatives to streamline our operations. The pay reductions continued throughout our third quarter. Starting August 1, 2002, we restored full pay to all employees worldwide, which increases the pressure to reach our profitability goals.

There are several risks inherent in our efforts to transition to a reduced cost structure. These include the risk that we will not be able to reduce expenditures quickly enough and sustain them at a level necessary to restore profitability, and that we may have to undertake further restructuring initiatives that would entail additional charges. For example, prior to the third quarter of 2002, we had not anticipated the necessity for the further restructuring initiatives to reduce costs by another $50 million per quarter. In addition, there is the risk that cost-cutting initiatives will impair our ability to effectively develop and market products and remain competitive in the industries in which we compete. Each of the above measures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could cause our earnings to be lower than they otherwise might be.

As demand for our products does not match our manufacturing capacity, our earnings may continue to suffer.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. Currently, we have excess manufacturing capacity as a result of the decrease in purchasing and capital spending in the communications, electronics and semiconductor industries. The fixed costs associated with excess manufacturing capacity have adversely affected, and may continue to adversely affect, our earnings. Conversely, if during a market upturn we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner, which in turn may have a negative effect on our earnings and overall business.

Failure to adjust our orders for parts and inventories due to changing market conditions could adversely affect our earnings.

Our earnings could be harmed if we are unable to adjust our orders for parts to market fluctuations. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts as demand for our communications, semiconductor and electronics products has decreased. For example, in the year ended October 31, 2001, we incurred approximately $459 million of inventory-related charges, and in the twelve months ended October 31, 2002, we have incurred approximately another $40 million in inventory-related charges. If the demand for our products continues to decrease, we may experience additional excess and obsolete inventories and be forced to incur additional charges. By contrast, during a market upturn, our results could be materially and adversely impacted if we cannot increase our inventories quickly enough to meet increasing demand for our products. Approximately 5 percent of our parts require custom work. Of these, some parts are not readily available from alternate suppliers, due to their unique nature or the length of time necessary for design work. Should a supplier cease manufacture of such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

We are continuing to implement new information systems, and problems with the design or implementation of these new systems have interfered and could further interfere with our operations.

We are in the process of implementing new information systems to eventually replace our current systems, which are largely based on legacy systems that were created when we were a part of Hewlett-Packard. As a part of this effort, we are implementing new enterprise resource planning software and other software applications to manage our business operations. We may not be successful in implementing these new systems and transitioning data. In the quarter ended October 31, 2002, following the first phase of our enterprise resource planning software implementation, we were still experiencing some difficulties in providing customer quotes and in acknowledging and shipping customer orders. Although we believe that we have identified, to a large extent, the problems associated with the implementation and that the system is now stabilizing, new problems could arise that we have not foreseen. During 2003, we expect to implement a new customer support information system and some additional functionality to our enterprise resource planning software. If further disruptions occur in the current implementation or the implementation of the additional system and functionality in 2003, our operations could be interrupted. Such disruptions could adversely impact our ability to do the following in a timely manner: provide quotes, take customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise run our business. As a result, our financial position, results of operations, cash flows and stock price could be adversely affected. In addition, our future revenue and profit projections could be inaccurate if we have misjudged the realization of potential future savings from the new systems.

Fluctuations in our quarterly operating results may cause volatility in the price of our common stock and the senior convertible debentures.

Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Our quarterly sales and operating results have become highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Throughout 2002, the continued low levels of orders significantly affected our ability to efficiently plan production and inventory levels, which led to fluctuations in operating results. In addition, a significant portion of our operating expenses is relatively fixed in nature due to our significant sales, research and development and manufacturing costs. If we cannot adjust spending quickly enough to compensate for a revenue shortfall, this may magnify the adverse impact of such revenue shortfall on our results of operations. Fluctuations in our operating results may cause volatility in the price of our common stock and the debentures.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new product and service offerings will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively; and
- anticipate our competitors' development of new products, services or technological innovations.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities and suppliers are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political or economic conditions;
- trade protection measures and import or export licensing requirements;

- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property; and
- unexpected changes in regulatory requirements.

The current U.S. and international response to terrorism could exacerbate these risks. For example, there may be an increased risk of political unrest in regions such as Southeast Asia, where we have significant manufacturing operations. This could disrupt our ability to manufacture products or import parts as well as cause interruptions and/or delays in our ability to transport products to our customers or parts to other locations to continue the manufacturing and assembly processes. Any such delay or interruption could have an adverse effect on our results of operations.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. Our decision to continue temporary pay cuts in 2002 and to eliminate pay increases for 2002 where legally permissible, along with the scaled-down pay increase program for 2003, may harm our long-term ability to retain and hire key personnel. Although the labor market has changed dramatically within the past two years, and our attrition rate has remained low, there is still intense competition for certain highly technical specialties in geographic areas where we continue to recruit.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of such transactions, our financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly-acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers; and
- the integration or coordination of different research and development, product manufacturing and sales programs and facilities.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

Any additional impairment of the value of purchased assets and goodwill could have a significant negative impact on our future operating results.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

If sales of custom integrated circuits to Hewlett-Packard decline, our semiconductor products revenue will suffer, and we are limited in our ability to sell these integrated circuits to other companies.

Historically, our semiconductor products business has sold custom products to Hewlett-Packard and has engaged in product development efforts with divisions of Hewlett-Packard. For the twelve months ended October 31, 2002, shipments from our semiconductor products group to Hewlett-Packard accounted for approximately 8 percent of our total shipments and approximately 33 percent of our semiconductor products business' shipments.

We have a license agreement with Hewlett-Packard that covers integrated circuit technology used in custom integrated circuits for Hewlett-Packard's printers, scanners and computers. The license agreement provides that, until November 2002 in some cases and until November 2009 in other cases, we are prohibited, with some exceptions, from using this integrated circuit technology for the development and sale of integrated circuits for use in inkjet products, printer products (including printer supplies, accessories and components), document scanners and computing products to third parties other than Hewlett-Packard.

Although we have entered into a supply agreement for the sale to Hewlett-Packard of custom integrated circuits used in printers, scanners and computers, the agreement does not require Hewlett-Packard to purchase a minimum amount of product from us. In the event that Hewlett-Packard reduces its purchases of our custom integrated circuits, we would be unable to address this reduction through sales of these kinds of integrated circuits for these types of products to other customers.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by Hewlett-Packard for subsurface contaminations that were known at the time of our separation from Hewlett-Packard. Hewlett-Packard has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. The determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation. In addition, Hewlett-Packard will have access to our properties to perform remediation. While Hewlett-Packard has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that Hewlett-Packard will continue to fulfill its indemnification or remediation obligations.

We have agreed to indemnify Hewlett-Packard for any liability associated with contamination from past operations at all other properties transferred from Hewlett-Packard to us other than those properties currently undergoing remediation by Hewlett-Packard. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our semiconductor and other manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. We may be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations governing government contracts, and our failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. Our sales to U.S. government agencies and contractors are approximately 5 percent of our total sales. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements. However, we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Annual Report Financials

We often rely on licenses of intellectual property useful for our businesses. We cannot ensure that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses has changed as a result of our separation from Hewlett-Packard. In the past, as a part of Hewlett-Packard, we benefited from our access to Hewlett-Packard's entire intellectual property portfolio when asserting counterclaims and negotiating cross-licenses with third parties. Our current patent cross-license agreement with Hewlett-Packard gives us only a limited right to sublicense a portion of Hewlett-Packard's intellectual property portfolio. Accordingly, we may be unable to obtain agreements on terms as favorable as we may have been able to obtain if we could have sublicensed Hewlett-Packard's entire intellectual property portfolio. Nothing restricts Hewlett-Packard from competing with us other than some restrictions on the use of patents licensed to Hewlett-Packard by us.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of our patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with us using that intellectual property.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

If we are required to account for options under our employee stock plans as a compensation expense, our net income and earnings per share would be significantly reduced.

There has been an increasing public debate about the proper accounting treatment for employee stock options. Currently we record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at or in excess of fair market value we calculate compensation expense and disclose the impact on net (loss) earnings and net (loss) earnings per share in a footnote to the consolidated financial statements. It is possible that future laws and regulations will require us to record the fair market value of all stock options as compensation expense in our consolidated statement of operations. Note 14, "Stock-Based Compensation," of the consolidated financial statements reflects the impact that such a change in accounting treatment would have had on our net (loss) income and (loss) earnings per share if it had been in effect during the past three years.

If our operating results do not improve in the long-term we may be required to establish a valuation allowance against our net deferred tax assets.

We evaluate whether our deferred tax assets can be realized and assess the need for a valuation allowance on an ongoing basis. Realization of our net deferred tax assets is dependent on our ability to generate future taxable income. A valuation allowance would be recorded if it were more likely than not that some or all of our deferred tax assets would not be realized before they expire. If we establish a valuation allowance we might record a tax expense in our statement of operations which would have an adverse impact on our net income.

STATEMENT OF MANAGEMENT RESPONSIBILITY

Agilent Technologies' management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. and reflect the effects of certain estimates and judgments made by management.

Management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review and by internal auditors who conduct audits throughout the company. We select and train qualified people who are provided with and expected to adhere to Agilent Technologies' standards of business conduct. These standards, which set forth strong principles of business ethics and conduct, are a key element of our control system.

Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audits were conducted in accordance with auditing standards generally accepted in the U.S., and included a review of financial controls and tests of accounting records and procedures as they considered necessary in the circumstances.

The Audit and Finance Committee of the Board of Directors, which consists of outside directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both the internal auditors and the independent accountants.

Edward W. Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

Adrian T. Dillon
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and changed its method of revenue recognition as of November 1, 2000.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California
November 18, 2002

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2002	2001	2000
	(in millions, except per share amounts)		
Net revenue:			
Products	$ 5,234	$7,485	$8,300
Services and other	776	911	1,061
Total net revenue	6,010	8,396	9,361
Costs and expenses:			
Cost of products	3,244	4,432	4,046
Cost of services and other	450	458	540
Total costs	3,694	4,890	4,586
Research and development	1,169	1,280	1,065
Selling, general and administrative	2,754	3,004	2,786
Total costs and expenses	7,617	9,174	8,437
(Loss) earnings from operations	(1,607)	(778)	924
Other income (expense), net	60	301	94
(Loss) earnings from continuing operations before taxes	(1,547)	(477)	1,018
(Benefit) provision for taxes	(525)	(71)	346
(Loss) earnings from continuing operations	(1,022)	(406)	672
Earnings from discontinued operations (net of taxes of $15 million and $61 million in 2001 and 2000, respectively)	–	6	85
(Loss) gain from sale of discontinued operations (net of tax benefit of $6 million and expense of $422 million in 2002 and 2001, respectively)	(10)	646	–
(Loss) earnings before cumulative effect of accounting changes	(1,032)	246	757
Cumulative effect of adopting SFAS No. 133 (net of tax benefit of $16 million)	–	(25)	–
Cumulative effect of adopting SAB 101 (net of tax benefit of $27 million)	–	(47)	–
Net (loss) earnings	$(1,032)	$ 174	$ 757
Net (loss) earnings per share – Basic:			
(Loss) earnings from continuing operations	$ (2.20)	$ (0.89)	$ 1.49
Earnings from discontinued operations, net	–	0.01	0.19
(Loss) gain from sale of discontinued operations, net	(0.02)	1.41	–
Cumulative effect of adopting SFAS No. 133, net	–	(0.05)	–
Cumulative effect of adopting SAB 101, net	–	(0.10)	–
Net (loss) earnings	$ (2.22)	$ 0.38	$ 1.68
Net (loss) earnings per share – Diluted:			
(Loss) earnings from continuing operations	$ (2.20)	$ (0.89)	$ 1.48
Earnings from discontinued operations, net	–	0.01	0.18
(Loss) gain from sale of discontinued operations, net	(0.02)	1.41	–
Cumulative effect of adopting SFAS No. 133, net	–	(0.05)	–
Cumulative effect of adopting SAB 101, net	–	(0.10)	–
Net (loss) earnings	$ (2.22)	$ 0.38	$ 1.66
Weighted average shares used in computing net (loss) earnings per share:			
Basic	465	458	449
Diluted	465	458	455

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2002	October 31, 2001
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$1,844	$1,170
Accounts receivable, net	1,118	977
Inventory	1,184	1,491
Net investment in lease receivable	1	237
Current deferred tax assets	462	494
Other current assets	271	430
Total current assets	4,880	4,799
Property, plant and equipment, net	1,579	1,848
Goodwill and other intangible assets, net	685	1,070
Long-term deferred tax assets	635	10
Other assets	424	259
Total assets	$8,203	$7,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 305	$ 392
Employee compensation and benefits	733	576
Deferred revenue	244	279
Income and other taxes payable	325	173
Other accrued liabilities	574	582
Total current liabilities	2,181	2,002
Senior convertible debentures	1,150	–
Other liabilities	245	325
Total liabilities	3,576	2,327
Commitments and contingencies	–	–
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	–	–
Common stock; $0.01 par value; 2 billion shares authorized; 467 million shares at October 31, 2002 and 461 million shares at October 31, 2001 issued and outstanding	5	5
Additional paid-in capital	4,872	4,723
Retained (deficit) earnings	(101)	931
Accumulated comprehensive loss	(149)	–
Total stockholders' equity	4,627	5,659
Total liabilities and stockholders' equity	$8,203	$7,986

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2002	2001	2000
		(in millions)	
Cash flows from operating activities:			
(Loss) earnings from continuing operations	$(1,022)	$ (478)	$ 672
Adjustments to reconcile (loss) earnings from continuing operations to net cash (used in) provided by operating activities:			
Depreciation and amortization	735	734	460
Inventory-related charges	40	459	70
Deferred taxes	(664)	(94)	(59)
Non-cash restructuring and asset impairment charges	204	161	8
Retirement plans curtailment gain	(19)	–	–
Net gain on divestitures and sale of assets	(18)	(447)	(152)
Adoption of SFAS No. 133	–	41	–
Changes in assets and liabilities:			
Accounts receivable	(139)	933	(697)
Inventory	278	(373)	(431)
Accounts payable	(89)	(480)	356
Employee compensation and benefits	89	(145)	149
Income taxes	137	(472)	235
Other current assets and liabilities	16	(8)	4
Other long-term assets and liabilities	(133)	55	(79)
Net cash (used in) provided by operating activities	(585)	(114)	536
Cash flows from investing activities:			
Investments in property, plant and equipment	(301)	(881)	(803)
Dispositions of property, plant and equipment	–	633	333
Proceeds from (net investment in) lease receivable	237	(289)	–
Sale of equity investments	–	74	60
Purchase of equity investments	(23)	(27)	(32)
Acquisitions, net of cash acquired	(15)	(904)	(634)
Proceeds from dispositions	31	13	–
Other, net	–	16	14
Net cash used in investing activities	(71)	(1,365)	(1,062)
Cash flows from financing activities:			
IPO proceeds	–	–	2,068
IPO proceeds transferred to Hewlett-Packard	–	–	(2,068)
Issuance of senior convertible debentures, net of issuance costs	1,123	–	–
Issuance of common stock under employee stock plans	121	150	84
Net (payments to) proceeds from notes payable and short-term borrowings	(1)	(113)	110
Financing from Hewlett-Packard	–	–	1,081
Net cash provided by financing activities	1,243	37	1,275
Net proceeds and cash provided by discontinued operations	87	1,616	247
Change in cash and cash equivalents	674	174	996
Cash and cash equivalents at beginning of year	1,170	996	–
Cash and cash equivalents at end of year	$ 1,844	$ 1,170	$ 996

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock Par Value	Common Stock Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Comprehensive Loss	Total
	(in millions, except number of shares in thousands)					
Balance as of October 31, 1999 ...	380,000	$ 4	$ 3,378	$ –	$ –	$ 3,382
Components of comprehensive income:						
Net earnings ...	–	–	–	757	–	757
Unrealized loss on investment (net of tax benefit of $3 million) ...	–	–	–	–	(5)	(5)
Total comprehensive income						752
Shares issued in the IPO ...	72,000	1	2,067	–	–	2,068
Proceeds from IPO transferred to Hewlett-Packard ...	–	(1)	(2,067)	–	–	(2,068)
Shares issued for employee benefit plans and other ...	1,976	1	125	–	–	126
Cash funding from Hewlett-Packard ...	–	–	1,858	–	–	1,858
Transfer of net assets to Hewlett-Packard ...	–	–	(853)	–	–	(853)
Balance as of October 31, 2000 ...	453,976	5	4,508	757	(5)	5,265
Components of comprehensive income:						
Net earnings ...	–	–	–	174	–	174
Reclassification adjustment relating to warrants (net of tax expense of $12 million) ...	–	–	–	–	22	22
Reclassification adjustment relating to derivatives (net of tax expense of $3 million) ...	–	–	–	–	(6)	(6)
SFAS No. 133 cumulative transition adjustment ...	–	–	–	–	6	6
Change in unrealized loss on investment (net of tax benefit of $13 million) ...	–	–	–	–	(24)	(24)
Unrealized gain on derivatives (net of tax expense of $4 million) ...	–	–	–	–	7	7
Total comprehensive income						179
Shares issued for employee benefit plans and other ...	5,594	–	150	–	–	150
Issuance of common shares and options for Acquisitions ...	1,461	–	70	–	–	70
Other additional paid in capital ...	–	–	(5)	–	–	(5)
Balance as of October 31, 2001 ...	461,031	5	4,723	931	–	5,659

The accompanying notes are an integral part of these consolidated financial statements.

		Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Comprehensive Loss	Total
	(in millions, except number of shares in thousands)					
Components of comprehensive loss:						
Net loss	–	–	–	(1,032)	–	(1,032)
Reclassification adjustment relating to derivatives (net of tax expense of $4 million)	–	–	–	–	(7)	(7)
SFAS No. 133 cumulative transition adjustment	–	–	–	–	(6)	(6)
Foreign currency translation	–	–	–	–	7	7
Change in unrealized gain on investment (net of tax expense of $1 million)	–	–	–	–	(1)	(1)
Unrealized gain on derivatives (net of tax expense of $2 million)	–	–	–	–	4	4
Minimum pension liability adjustment	–	–	–	–	(146)	(146)
Total comprehensive loss						(1,181)
Shares issued for employee benefit plans and other	5,993	–	145	–	–	145
Other additional paid in capital			4			4
Balance as of October 31, 2002	467,024	$ 5	$ 4,872	$ (101)	$(149)	$ 4,627

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report Financials

AGILENT TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Agilent Technologies, Inc. ("we," "Agilent" or the "Company"), incorporated in Delaware in May 1999, is a global diversified technology organization that provides enabling solutions to technology markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"). Hewlett-Packard distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

On August 1, 2001 we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. The results of the healthcare solutions business are presented as discontinued operations for all periods in the consolidated financial statements included herein. See Note 4, "Discontinued Operations".

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

2. Summary of Significant Accounting Policies

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). Amounts in the consolidated financial statements as of and for the years ended October 31, 2001 and October 31, 2000 have been reclassified to conform to the presentation in 2002.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires that management make a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates.

Revenue recognition. Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns and distributor price protection, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Provisions are established for estimated costs that may be incurred for product warranties. Revenue from services is recognized over the contractual period or as services are rendered and accepted by the customer.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in total costs for all periods presented.

Deferred revenue. Deferred revenue is primarily made up of service, support and maintenance agreements, and advanced billings and customer deposits.

Goodwill and purchased intangible assets. Goodwill and purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to ten years. Goodwill resulting from acquisitions completed after June 30, 2001 has not been amortized, in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

Advertising. Advertising costs are expensed as incurred and amounted to $81 million in 2002, $115 million in 2001 and $178 million in 2000.

Taxes on earnings. Income tax expense or benefit is based on earnings or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Prior to June 3, 2000, our operating results were included in Hewlett-Packard's consolidated U.S. and state income tax returns and in tax returns of certain Hewlett-Packard foreign subsidiaries.

Net (loss) earnings per share. Basic net (loss) earnings per share is computed by dividing net (loss) earnings – the numerator – by the weighted average number of common shares outstanding – the denominator – during the period excluding the dilutive effect of stock options and other employee stock plans. Diluted net (loss) earnings per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net (loss) earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. Diluted net (loss) earnings per share for 2002 and 2001 excludes the potentially dilutive effect of common stock equivalents as their effect is antidilutive.

Cash and cash equivalents. We classify investments as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value.

Fair value of financial instruments. The carrying values of certain of our company's financial instruments, including cash and cash equivalents, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

Concentration of credit risk. We sell the majority of our products through our direct sales force. No single customer accounted for 10 percent or more of the combined accounts receivable balance at October 31, 2002 and 2001. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers' financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

Derivative instruments. We enter into foreign exchange contracts, primarily forward contracts and purchased options, to hedge exposures to changes in foreign currency exchange rates. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated intercompany transactions and assets and liabilities that are denominated in currencies other than functional currency. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within twelve months. We do not use derivative financial instruments for speculative or trading purposes.

When hedging anticipated intercompany cash flow exposure, foreign exchange contract expirations are set so as to occur in the same period that the goods are expected to be sold to third parties, allowing realized gains and losses on the contracts to be recognized into cost of goods sold. When hedging balance sheet exposure, gains and losses on foreign exchange contracts are recognized in other income (expense), net in the same period as the occurrence of gains and losses on remeasurement of the non-functional currency denominated assets and liabilities. The gains and losses, which have not been material, are included in cash flows from operating activities in the consolidated statement of cash flows.

We may also, from time to time, acquire warrants to purchase securities of other companies as part of strategic relationships.

Inventory. Inventory is valued at standard cost which approximates actual cost computed on a first-in, first-out basis, not in excess of market value.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger and the resulting gain or loss is reflected in operations. Buildings and improvements are depreciated over fifteen to forty years and machinery and equipment over three to ten years. The straight-line method of depreciation was adopted for all property, plant and equipment placed into service after November 1, 2001. The effect of this change on the net loss for the year was insignificant. For property, plant and equipment placed into service prior to November 1, 2001, depreciation is provided using accelerated methods, principally over fifteen to forty years for buildings and improvements and three to ten years for machinery and equipment, including equipment leased to customers under operating leases. Depreciation of leasehold improvements is provided using the straight-line method over the life of the asset or the term of the lease, whichever is shorter.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included in property, plant and equipment under machinery and equipment and is amortized over its useful life when development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. See Note 3, "New Accounting Pronouncements" for further discussion.

Foreign currency translation. Effective November 1, 2001, we have determined that the functional currency for many of our subsidiaries outside the U.S. has changed from the U.S. dollar to local currency based on the criteria of SFAS No. 52 "Foreign Currency Translation". This change did not have a material impact on our consolidated financial position as of November 1, 2001. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive loss in stockholders' equity.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment, other assets and deferred revenue, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in consolidated net (loss) earnings.

For our subsidiaries which are local currency functional, the effect of foreign currency exchange rate fluctuations during 2002 on our consolidated cash and cash equivalents balance was not material.

3. New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 under which goodwill will no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. We adopted SFAS No. 142 on November 1, 2002. Subsequently, we are required to evaluate our existing goodwill and intangible assets and make any necessary reclassification in order to comply with the new criteria in SFAS No. 142. Based on our assessment, effective in the first quarter of 2003, approximately $6 million of intangible assets associated with workforce-in-place will be reclassified to goodwill.

As part of our assessment, we used the fair value measurement requirement, rather than the previously required undiscounted cash flows approach, and as a result we expect to record a transitional impairment loss from the implementation of SFAS No. 142 as a change in accounting principle in the first quarter of 2003. The fair value of the reporting units was determined primarily by the income approach, which estimates the fair value based on the future discounted cash flows. The first step evaluation of reporting units on a fair value basis, as required by SFAS No. 142, indicated that an impairment exists in the communications solutions reporting unit within our test and measurement business. The revenue forecasts of the communications solutions reporting unit have been impacted by the prolonged economic downturn in the communications test markets. We were required to perform the second step analysis to determine the amount of the impairment loss for the reporting unit that failed the first step test. The second step analysis consisted of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill, with an impairment charge resulting from any excess of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. Based upon this evaluation, the pre-tax impairment is expected to be $268 million, approximately 44 percent of total consolidated goodwill recorded as of October 31, 2002. The adoption of SFAS No. 142 is also expected to have a material impact on our results of operations because goodwill will no longer be amortized subsequent to the adoption of SFAS

No. 142. Amortization of goodwill was $326 million in 2002, $303 million in 2001 and $64 million in 2000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. We will adopt SFAS No. 144 in the first quarter of 2003. We do not believe that the adoption will have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, which nullifies EITF No. 94-3. SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The effect of adoption is dependent on the timing of our related restructuring activities; however, we do not believe that the adoption of SFAS No. 146 will have a material impact on our consolidated financial position, results of operations, or cash flows.

4. Discontinued Operations

On August 1, 2001, we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. ("Philips") pursuant to an Asset Purchase Agreement for a total purchase price of $1.7 billion. Philips paid initial proceeds of $1.6 billion to us on August 1, 2001, with further payments following pursuant to the terms of the Asset Purchase Agreement dated as of November 17, 2000, as amended and supplemented by the Amendment and Supplemental Agreement, dated as of August 1, 2001 (collectively, the "Asset Purchase Agreement"). The total purchase price was subject to adjustment based on the determination of the final purchased net assets and on our performance of integration services for Philips.

Our consolidated financial statements reflect our healthcare solutions business as discontinued operations in accordance with Accounting Principles Board ("APB") Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). The financial position, results of operations and cash flows of our healthcare solutions business have been classified as discontinued, and prior periods have been restated, including the reallocation of general overhead charges to our three remaining business segments. We recorded an after-tax gain of $646 million in 2001 and an after-tax loss of $10 million in 2002 as a result of the sale to Philips. In 2002, adjustments were made to the gain as a result of purchase price adjustments to reflect the final purchased net assets and additional costs that were not anticipated at the time of the sale.

We signed an agreement with Philips, dated as of May 15, 2002, finalizing the purchase price adjustments from the sale. The adjustments did not result in a material adjustment to the gain on sale. Since August 1, 2001, we received all of the $100 million withheld by Philips from the total purchase price at the time of the sale plus adjustments for the final purchased net assets. For incremental fees, we provided support services to Philips after August 1, 2001 and a portion of these fees offset costs that include an element of fixed costs which are recognized in selling, general and administrative expenses in 2001 and 2002. As of October 31, 2002, we have completed our contractual obligation to provide services to Philips.

The following table shows the components of the gain on sale of discontinued operations initially recorded and the subsequent adjustments.

	Gain on sale of discontinued operations
	(in millions)
Proceeds not subject to contingency	$1,771
Book value of assets and liabilities sold	(495)
Book value of assets and liabilities written off	(98)
Net loss from operations post-measurement date	(58)
Costs of disposition	(52)
Gain on sale before taxes	1,068
Taxes	(422)
Gain from sale of discontinued operations, net of taxes for the year ended October 31, 2001	$ 646
Adjustment to gain:	
Cash received after satisfaction of contingencies, including interest	$ 20
Purchase price adjustment	(44)
Information technology and other costs	(2)
Retirement plan curtailment	10
Loss on sale before taxes	(16)
Tax benefit	6
Loss from sale of discontinued operations, net of taxes for the year ended October 31, 2002	$ (10)

The following table shows the results of operations of our healthcare solutions business in 2001 and 2000. There were no results from operation in 2002.

	Years Ended October 31,	
	2001(a)	2000
	(in millions)	
Net revenue	$765	$1,412
Costs and expenses	747	1,283
Earnings from discontinued operations	18	129
Other income (expense), net	3	17
Earnings from discontinued operations before taxes	21	146
Provision for taxes	15	61
Net earnings from discontinued operations	$ 6	$ 85

(a) Includes operations from November 1, 2000 to May 31, 2001, the measurement date.

5. Acquisitions and Sale of Assets

On January 5, 2001, we acquired Objective Systems Integrators, Inc. ("OSI") for approximately $716 million. Of this total, $690 million was cash and the remainder represents the fair value of options granted. Using the purchase method of accounting in accordance with APB Opinion No. 16, "Business Combinations" ("APB No. 16"), the purchase price was allocated to tangible and intangible assets including goodwill. The original goodwill balance of $593 million was being amortized over three years. The net book value of goodwill associated with this acquisition at October 31, 2002 was $234 million. At the time of the acquisition OSI was a leading provider of next-generation operations-support-system software for communications service providers and has become part of our test and measurement business.

In July 1999, Hewlett-Packard entered into an agreement with Yokogawa Electric Corporation ("Yokogawa") to acquire Yokogawa's 25 percent equity interest in Agilent Technologies Japan, Ltd. for approximately $521 million (the "Yokogawa Purchase"). The acquisition was done in several steps. In the initial step, which occurred in January 2000, we purchased approximately 10 percent of Agilent Technologies Japan, Ltd. shares from Yokogawa for approximately $206 million. In the second step, which occurred in April 2000, we purchased approximately 11 percent of additional Agilent Technologies Japan, Ltd. shares from Yokogawa for approximately $216 million. In January 2001, we completed the Yokogawa Purchase by purchasing the remaining 4 percent interest for approximately $99 million. Of the total purchase price, $243 million was allocated to tangible assets and $278 million was attributed to goodwill which was being amortized over ten years. The remaining net book value of goodwill associated with this acquisition was $205 million at October 31, 2002.

In addition to the OSI acquisition and the Yokogawa Purchase, we acquired several other companies during 2002, 2001 and 2000, which were not significant to our consolidated financial position, results of operations or cash flows. These acquisitions were accounted for under the purchase method of accounting as defined in APB No. 16 or SFAS No. 141 depending on the date of acquisition. The results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible assets and liabilities and identifiable intangible assets based on fair values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs have not been significant.

Unaudited pro forma statement of operations information has not been presented because the effects of these acquisitions were not material on either an individual or an aggregated basis.

The net book value of goodwill was $610 million at October 31, 2002 and $944 million at October 31, 2001. Goodwill related to acquisitions completed prior to June 30, 2001 was amortized over periods ranging from three to ten years. Effective in the first quarter of 2003, goodwill will no longer be amortized, in accordance with our adoption SFAS No. 142. Effective in the first quarter of 2003, approximately $6 million of workforce-in-place will be reclassified from intangible assets to goodwill. Goodwill amortization was $326 million in 2002, $303 million in 2001 and $64 million in 2000. The aggregate amount of goodwill impairment losses was $12 million in 2002, $8 million in 2001 and insignificant in 2000. See further discussion in Note 3,"New Accounting Pronouncements."

The net book value of purchased other intangible assets was $75 million at October 31, 2002 and $126 million at October 31, 2001. Purchased intangible assets such as purchased technology ($59 million as of October 31, 2002), workforce-in-place ($6 million as of October 31, 2002) and customer relationships ($10 million as of October 31, 2002) are amortized over periods from three to four years. Amortization of purchased intangible assets was $52 million in 2002, $41 million in 2001 and $7 million in 2000.

Sale of Leasing Portfolio. In the fourth quarter of 2000, we entered into an asset purchase agreement with CIT Group Inc. ("CIT," formerly Tyco Capital Corporation) pursuant to which we sold them substantially all of our leasing portfolio (the "CIT Group Sale") over the course of 2000 and 2001. There was no impact on our consolidated cash flows and results of operations from the CIT Group Sale in 2002. The impact on our consolidated cash flows and results of operations of the CIT Group Sale in the two previous years is shown below.

	Year Ended October 31, 2001	Year Ended October 31, 2000
	(in millions)	
Net proceeds from the CIT Group Sale	$287	$234
Product revenue	$254	$197
Cost of products	$131	$ 83

We also entered into a vendor financing arrangement with CIT whereby CIT will provide equipment financing and leasing services to our customers on a global basis. This agreement has been in place since the fourth quarter of 2000.

In addition to the CIT Group Sale and the sale of the healthcare solutions business, we sold assets related to portions of our businesses to third parties during 2002, 2001, and 2000. Gross proceeds from these dispositions were $31 million in 2002, $13 million in 2001, and insignificant in 2000. Gains from the dispositions, included in other income (expense), net, in the consolidated statement of operations, were $15 million in 2002, $9 million in 2001, and insignificant in 2000.

6. Adoption of SAB 101

In December 1999, the U.S. Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). During the fourth quarter of 2001, we adopted SAB 101 retroactive to the beginning of the year. The cumulative effect of the adoption resulted in a charge to 2001 net earnings of $47 million (net of income taxes of $27 million) or $0.10 per basic and diluted share. As a result of adopting SAB 101, delivery is considered to have occurred when title and risk of loss have transferred to the customer. For the year ended October 31, 2001, the net impact on 2001 revenues including amounts deferred at October 31, 2001 was an increase of $67 million of revenue and $29 million of cost of products which were included in the cumulative effect adjustment. Pro forma amounts for the year ended October 31, 2000 have not been presented, as the effect of the change could not reasonably be determined.

7. Adoption of SFAS No. 133

Effective November 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, and requires that all derivatives be recognized as either assets or liabilities on the balance sheet and carried at fair value. Changes in the fair value of the derivative instruments are recognized in earnings or stockholders' equity, depending on the intended use of the instrument.

If derivative instruments are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in earnings in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. If derivative instruments are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in other comprehensive income, a component of stockholders' equity. These amounts are reclassified and recognized in earnings when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period. Ineffectiveness in 2002 and 2001 was not significant.

The adoption of SFAS No. 133 on November 1, 2000 resulted in a cumulative pre-tax reduction to income of $41 million ($25 million after tax) and a pre-tax increase in other comprehensive income of $10 million.

8. (Loss) Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net (loss) earnings per share computations for the periods presented below.

	For the Years Ended October 31,		
	2002	2001	2000
	(in millions, except per share data)		
Numerator:			
(Loss) earnings from continuing operations	$(1,022)	$(406)	$672
Earnings from discontinued operations, net of taxes	–	6	85
(Loss) gain from the sale of discontinued operations, net of taxes	(10)	646	–
(Loss) earnings before cumulative effect of changes in accounting principles	(1,032)	246	757
Cumulative effect of adopting SFAS No. 133, net of taxes	–	(25)	–
Cumulative effect of adopting SAB 101, net of taxes	–	(47)	–
Net (loss) earnings	$(1,032)	$ 174	$757
Denominators:			
Basic weighted average shares	465	458	449
Potentially dilutive common stock equivalents – stock options and other employee stock plans	–	–	6
Diluted weighted average shares	465	458	455

Options to purchase 73.8 million shares of common stock at a weighted average exercise price of $40 per share were outstanding in 2002, but were not included in the computation of diluted net (loss) earnings per share because the options were antidilutive for 2002. The options, which expire no later than 2012, were still outstanding at the end of 2002. In 2001, options to purchase 63.9 million shares of common stock at a weighted average exercise price of $46 per share were outstanding, but were not included in the computation of diluted net earnings per share because the options were antidilutive.

See Note 17, "Senior Convertible Debentures and Lines of Credit," for a discussion of our senior convertible debentures, which may be dilutive in 2003.

9. Supplemental Cash Flow Information

Cash paid for income taxes was $160 million in 2002, $450 million in 2001 and $546 million in 2000. Cash paid for interest was $36 million in 2002, $28 million in 2001 and was not material in 2000.

Non-cash transactions were primarily related to the issuance of common stock under various employee stock plans in the amount of $23 million in 2002, $26 million in 2001 and $44 million in 2000, and acquisitions in the amount of $70 million in 2001 and $25 million in 2000.

10. Inventory

	October 31,	
	2002	2001
	(in millions)	
Finished goods	$ 377	$ 400
Work in progress	130	239
Raw materials	677	852
	$1,184	$1,491

Annual Report Financials

Inventory-related charges of $40 million, $459 million and $70 million were recorded in total cost of products in 2002, 2001 and 2000, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments. As required by the guidance in SAB 100 inventory write-downs represent a new cost basis and therefore not a valuation allowance.

11. Property, Plant and Equipment, Net

	October 31	
	2002	2001
	(in millions)	
Land	$ 148	$ 148
Buildings and leasehold improvements	1,625	1,767
Machinery and equipment	2,300	2,210
Total property, plant and equipment	4,073	4,125
Accumulated depreciation	(2,494)	(2,277)
	$ 1,579	$ 1,848

The net book value of capitalized software was $171 million at October 31, 2002 and $64 million at October 31, 2001. These amounts primarily relate to the development of our website, Enterprise Resource Planning ("ERP") system and Customer Relationship Management ("CRM") software.

We have sold substantially all of our portfolio of operating leases to CIT. See Note 5, "Acquisitions and Sale of Assets." Equipment under operating leases was $10 million at October 31, 2002 and $23 million at October 31, 2001 and was included in machinery and equipment. Accumulated depreciation related to equipment under operating leases was $5 million at October 31, 2002 and $4 million at October 31, 2001.

12. Taxes on Earnings

The (benefit) provision for income taxes is comprised of:

	Years Ended October 31, 2002	2001(a)	2000
	(in millions)		
U.S. federal taxes from continuing operations:			
Current	$ —	$ 22	$ 77
Deferred	(501)	(105)	(42)
Non-U.S. taxes from continuing operations:			
Current	142	(38)	310
Deferred	(113)	20	(18)
State taxes from continuing operations, net of federal benefit	(53)	(13)	19
Total from continuing operations:	$(525)	$(114)	$346

(a) The benefit for income taxes in 2001 includes $71 million tax benefit from operations, $16 million tax benefit from adoption of SFAS No. 133 and $27 million tax benefit from adoption of SAB 101

The significant components of deferred tax assets, for which no valuation allowance was required, and deferred tax liabilities included on the consolidated balance sheet are:

	October 31, 2002		2001	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 175	$ 4	$229	$ 9
Property, plant and equipment	72	8	62	6
Warranty reserves	30	3	30	—
Retiree medical benefits	51	—	54	—
Other retirement benefits	78	44	—	44
Employee benefits, other than retirement	242	9	189	4
Net operating losses and credit carryforwards	641	—	32	—
Unremitted earnings of foreign subsidiaries	—	238	—	203
Other	134	33	103	24
	$1,423	$339	$699	$290

At October 31, 2002, we had net operating loss carryforwards of approximately $1,115 million and tax credit carryforwards of approximately $245 million. The net operating loss and tax credit carryforwards will expire beginning in 2005 through 2022 if not utilized.

Tax benefits of $6 million in 2002, $11 million in 2001 and $16 million in 2000 associated with the exercise of employee stock options were recognized in stockholders' equity.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Years Ended October 31,		
	2002	2001	2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.5	2.2	2.1
Lower rates in other jurisdictions, net	2.1	6.1	(4.0)
Goodwill	(9.1)	(19.8)	2.0
Credits	4.1	2.0	(0.5)
Other, net	(1.6)	(6.5)	(0.6)
	34.0%	19.0%	34.0%

Annual Report Financials

The domestic and foreign components of (loss) earnings from continuing operations before taxes are:

	Years Ended October 31,		
	2002	2001	2000
	(in millions)		
U.S. continuing operations	$(1,804)	$(487)	$ 66
Non-U.S. continuing operations	257	(105)	952
	$(1,547)	$(592)	$1,018

As a result of certain employment and capital investment actions undertaken by us, income from manufacturing activities in certain countries is subject to reduced tax rates, or is wholly exempt from taxes, for tax years through 2010. The income tax benefits attributable to the tax status of subsidiaries in these countries were estimated to be $33 million in 2002, $37 million in 2001 and $41 million in 2000.

We have not provided for U.S. federal income and foreign withholding taxes on $970 million of non-U.S. subsidiaries' undistributed earnings as of October 31, 2002 because we intend to reinvest such earnings indefinitely. Where excess cash has accumulated in our non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

13. Restructuring and Asset Impairment

Summary

We currently have two active restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan") and the other initiated in the fourth quarter of 2002 (the "2002 Plan") after it became clear that the actions taken in the previous year would not be sufficient to return the company to profitability. Both plans were designed to reduce costs and expenses in order to return the company to profitability without relying on an improvement in economic conditions.

Actions have been focused on segments that were impacted most severely by the changing environment – our test and measurement and semiconductor products groups – but actions were also taken to reduce the costs associated with support services such as finance and administration. Cost reductions were initiated by reducing the number of properties, particularly sales and administrative sites and by reducing our workforce within the impacted segments.

Our 2001 Plan was substantially complete as of October 31, 2002. The 2002 Plan is still being implemented – we expect to complete it no later than the first quarter of 2004.

The 2001 Plan

In 2001, as a result of the economic downturn that impacted many of the markets that we serve, we took steps to restructure our businesses. On August 20, 2001, we announced a plan to reduce our workforce by approximately 4,000, or about nine percent, by the middle of 2002. On November 15, 2001, we enhanced and supplemented our plan by announcing a further reduction of 4,000 jobs once we had determined that the actions contemplated in August would not be sufficient to return us to profitability. Together these actions form the 2001 Plan, which was designed to reduce costs across almost all of our administrative and support services, including sales and marketing, and to focus our production activities on those products that we believed would return us to profitability, such as those in life sciences, semiconductor test and wireless telecommunications. Our plan impacted the test and measurement group and the semiconductor products group and had little direct impact on the life sciences and chemical analysis group except as the plan related to support services reductions across all of our businesses. Within the test and measurement segment, we reduced production capacity dramatically for communications test product lines and reduced production to some degree in general purpose and semiconductor test product lines. Within the semiconductor products segment we reduced production capacity significantly for product lines in networking, especially long-haul networks, and reduced production capacity for some personal systems products. The 2001 Plan was substantially complete as of October 31, 2002, although we will continue to make lease payments on a number of properties vacated as a result of this plan through at least the next 5 years.

A summary of restructuring activity for the 2001 Plan through October 31, 2002 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, plant And equipment	Total
		(in millions)		
Beginning balance at July 31, 2001	$ –	$ –	$ –	$ –
Total charge	117	20	17	154
Cash payments	(65)	–	–	(65)
Ending balance at October 31, 2001	52	20	17	89
Total charge	175	53	129	357
Asset impairment	–	–	(146)	(146)
Cash payments	(210)	(10)	–	(220)
Ending balance at October 31, 2002	$ 17	$ 63	$ –	$ 80

The three main components of the 2001 Plan relate to workforce reductions, consolidation of excess facilities and impairment of property, plant and equipment.

Workforce related charges were incurred due to the 8,000-person workforce reduction; the cuts impacted all regions, all expense categories and most of our segments. Research and development activities were terminated on some product development initiatives, none of which were individually or in total significant to our future revenues or profitability. We also took action to reduce the number of employees at production facilities that had experienced declining demand, such as those making equipment for the long-haul wireline business.

Our plan to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited, or plan to exit in the near future, more than 100 production, support and sales facilities, or parts of facilities, across all regions particularly in the U.S. and Japan, representing more than 3.6 million square feet, or about 19 percent, of our worldwide property. As of October 31, 2002, we have vacated approximately 40 percent of these facilities. The decision to exit individual facilities was made as a result of specific economic conditions in certain countries and as part of our strategy to centralize support services and to consolidate facilities. We lease most of these buildings from third parties, and the closures impacted all three of our segments. In most cases, we are exiting office space housing sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Asset impairment charges relate to fixed assets and were determined using estimates of the expected future cash flows generated from those assets. Impairments were recorded for machinery and equipment in production facilities that we were closing or scaling back, such as for the long-haul wireline business and for leasehold improvements in leased facilities that we planned to exit. One production facility in Kobe, Japan accounted for approximately $60 million of the $129 million of asset impairment charges in 2002. In order to determine the amount of the impairment, under the held-for-use model in accordance with SFAS No. 121, we estimated the cash flows that would result from our continued use of the building until we expect to vacate it and also estimated the sales proceeds that we expected to be able to realize. The resulting impairment was approximately 80 percent of the net book value of the facility, primarily due to the decline in the local property market.

We have incurred $511 million of the expenses for the 2001 Plan through October 31, 2002, $154 million in 2001 and $357 million in 2002. The most significant revision to the plan was made in the fourth quarter of 2002 after updating our lease termination costs and sub-lease income assumptions as the real estate leasing market continued to decline, adding a number of leased sales offices and two owned production facilities to the list that we were planning to exit, including the facility in Kobe, Japan, described above; we incurred incremental asset impairment costs of $94 million and lease facility costs of $36 million in relation to these changes.

We have reduced our workforce by approximately 7,700 (approximately 6,400 from involuntary terminations and approximately 1,300 from net attrition) as of October 31, 2002. We paid approximately $210 million in cash for severance payments in 2002. The cash payments were funded using cash generated from operations, existing working capital and credit facilities, where necessary.

The 2002 Plan

On August 19, 2002, we announced our intention to further reduce our operational costs by $50 million per quarter so that we might reach profitability at target revenue levels of $1.6 billion per quarter. We concluded that we must further reduce our breakeven point given our current level of revenues because the wireline and communications markets are recovering more slowly than we anticipated. This plan primarily affects the manufacturing and field operations serving the wireline markets that are components of our test and measurement group.

A summary of restructuring activity for the 2002 Plan through October 31, 2002 is shown in the table below:

	Workforce Reduction	Impairment of Assets, Property, plant And equipment (in millions)	Total
Beginning balance at July 31, 2002	$ –	$ –	$ –
Total charge	83	34	117
Asset impairment	–	(34)	(34)
Cash payments	(15)	–	(15)
Ending balance at October 31, 2002	$ 68	$ –	$ 68

As part of the 2002 Plan we have reduced our workforce by approximately 300 as of October 31, 2002. We expect to reduce our workforce by 2,500 in total by the time the plan is completed. We expect to achieve the majority of the $50 million reduction in quarterly operational costs by mid-2003.

Asset impairment charges of $34 million relate to machinery and equipment, primarily owned by the semiconductor products group in Singapore. The equipment had been purchased in support of communications research, but as a result of our restructuring plans, we have decided to sell the equipment and conduct the research using existing equipment in the U.S.

A summary of the income statement impact of the combined plans in 2002 and 2001 is shown below. There were no significant restructuring activities in 2000.

	Years ended October 31,	
	2002	2001
	(in millions)	
Cost of products and services	$210	$ 79
Research and development	56	17
Selling, general and administrative	208	58
Total restructuring and asset impairment charges	$474	$154

Other asset impairment charges

In June 2001, we recognized a $74 million asset impairment charge with respect to our decision to cancel the development of a software system for our customer support activities. We entered into an agreement with Hewlett-Packard to extend our use of their legacy customer support systems in place of the one that we were developing.

14. Stock-Based Compensation

Employee stock purchase plans. Prior to February 2, 2000, virtually all of our employees were able to contribute up to ten percent of their base compensation to the quarterly purchase of Hewlett-Packard's common stock under the Hewlett-Packard Stock Purchase Plan (the "Hewlett-Packard Plan"). Under the provisions of the Hewlett-Packard Plan, employee contributions to purchase shares were partially matched with shares contributed by Hewlett-Packard. These matching shares generally vested over two years. After February 2, 2000, we implemented the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "Legacy Plan") that was similar to the Hewlett-Packard Plan and allowed eligible employees to contribute up to ten percent of their base compensation to the purchase of our common stock. Under the provisions of the Legacy Plan, employee contributions were partially matched with shares contributed by us. These matching shares also generally vested over two years. On June 2, 2000, all unvested matching shares of Hewlett-Packard stock held by our employees were forfeited and replaced by our common stock of equivalent value. Compensation expense for the matching provision for both the Hewlett-Packard Plan and the Legacy Plan was measured using the fair value of shares on the date of purchase by Hewlett-Packard for the Hewlett-Packard Plan and by Agilent for the Legacy Plan and was recognized over the two-year vesting period. Compensation expense under both plans was $16 million in 2002, $28 million in 2001 and $34 million in 2000. At October 31, 2002, 9,802,100 shares of our common stock had been authorized for issuance under the Legacy Plan and 3,359,279 of these shares had been issued.

Effective October 31, 2000, purchases and contributions under the Legacy Plan ceased. All unvested matching shares under the Legacy Plan maintained their original vesting terms based on the employee's continued employment. Vesting of these matching shares was completed by October 31, 2002.

Effective November 1, 2000, we adopted a new plan, the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "423(b) Plan"). Under the provisions of the 423(b) Plan, eligible employees may contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date as defined by the 423(b) Plan. As of October 31, 2002, 35,000,000 shares of our common stock were authorized for issuance under the 423(b) Plan and 6,407,624 of these shares have been issued.

Incentive compensation plans. On September 17, 1999, we adopted the Agilent Technologies, Inc. 1999 Stock Plan (the "Stock Plan") and subsequently reserved 67,800,000 shares of our common stock for issuance under the Stock Plan. In February 2001, our stockholders approved an additional 45,000,000 shares of our common stock for issuance under the Stock Plan. These shares were subsequently registered in May 2002. Stock options, stock appreciation rights, stock awards and cash awards may be granted under the Stock Plan. Options granted under the Stock Plan may be either "incentive stock options," as defined in section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and have a maximum term of ten years. The exercise price for incentive stock options is not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

At October 31, 2002, shares registered and available for option and restricted stock grants were 51,949,609. Compensation expense for discounted options, stock appreciation rights and restricted stock is recognized based on the intrinsic value method defined by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Any compensation expense is recognized ratably over the associated service period, which is generally the vesting period. The compensation expense related to discounted options, stock appreciation rights and restricted stock was $7 million in 2002, $8 million in 2001 and $24 million in 2000.

Effective June 2000, a majority of the Hewlett-Packard awards held by our employees were converted to Agilent awards of equivalent value. The conversion of Hewlett-Packard options into Agilent options was done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange was the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and options period of the replacement Agilent options were the same as the original vesting terms and option period of the Hewlett-Packard options.

The following table summarizes option activity for the years ended October 31, 2002, 2001 and 2000:

	Shares (in thousands)	Weighted Average Exercise Price
Outstanding options as of November 1, 1999	—	$ —
Converted from Hewlett-Packard	17,687	$31
Granted	30,425	$59
Exercised	(645)	$23
Cancelled	(1,333)	$59
Outstanding as of October 31, 2000	46,134	$48
Granted	20,814	$40
Exercised	(1,114)	$20
Cancelled	(1,879)	$72
Outstanding as of October 31, 2001	63,955	$46
Granted	20,152	$25
Exercised	(1,128)	$12
Cancelled	(9,140)	$51
Outstanding as of October 31, 2002	73,839	$40

The following table summarizes options exercisable and the fair value of options granted:

	Shares (in thousands)	Weighted Average Exercise Price
Options exercisable as of October 31, 2000	10,914	$26
Fair market value of options granted and converted during 2000		$48
Options exercisable as of October 31, 2001	25,196	$40
Fair market value of options granted during 2001		$27
Options exercisable as of October 31, 2002	31,501	$41
Fair market value of options granted during 2002		$15

The following table summarizes information about all options outstanding at October 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$0 - 25	23,838	7.9 years	$ 23	5,484	$ 17
$26 - 50	35,588	7.3 years	$ 37	19,550	$ 37
$51 - 75	3,516	7.9 years	$ 61	1,612	$ 61
$76 - 100	10,661	7.4 years	$ 78	4,715	$ 77
$101 and over	236	7.4 years	$119	140	$119
	73,839		$ 40	31,501	$ 41

Annual Report Financials

Pro forma information. We have elected to follow the accounting provisions of APB No. 25 for stock-based compensation granted to employees. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net (loss) earnings and net (loss) earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), has been determined as if we had accounted for all employee stock options granted, including shares under the 423(b) Plan to employees under SFAS No. 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate for options	2.9%	4.25%	5.75%
Risk-free interest rate for the 423(b) Plan	1.89-5.87%	3.68-6.04%	–
Dividend yield	0%	0%	0%
Volatility for options	63%	77%	67%
Volatility for the 423(b) Plan	47-77%	77%	–
Expected option life	5.5 years	5.5 years	7 years
Expected life for the 423(b) Plan	6 months-2 years	6 months-2 years	–

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the four-year average vesting period of the options. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:

	2002	2001	2000
	(in millions, except per share amounts)		
Net (loss) earnings – as reported	$(1,032)	$ 174	$ 757
SFAS No.123 based compensation, net of tax	(311)	(503)	(281)
Net (loss) earnings – pro forma	$(1,343)	$ (329)	$ 476
Basic net (loss) earnings per share – as reported	$ (2.22)	$ 0.38	$ 1.68
Basic net (loss) earnings per share – pro forma	$ (2.89)	$(0.72)	$ 1.06
Diluted net (loss) earnings per share – as reported	$ (2.22)	$ 0.38	$ 1.66
Diluted net (loss) earnings per share – pro forma	$ (2.89)	$(0.72)	$ 1.05

15. Retirement Plans and Post Retirement Benefits

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution plans. Additionally, we sponsor post retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Restructuring. Beginning in late 2001, we carried out plans to reduce our workforce by approximately 8,000 employees. In the U.S., employees affected by restructuring were offered a choice of remaining in the Agilent Retirement Plan (the "Retirement Plan") or taking a distribution from the Retirement Plan. In the funded status table below, amounts relating to settlements of benefit obligations due to employees affected by restructuring are treated as regular plan payments. Additionally, eligible employees (i.e., those who met eligibility requirements as of their individual termination dates) were offered the opportunity to elect to receive benefits under the Agilent Continued Group Medical or SeniorMed Programs. Outside the U.S., subject to local statutory and other practical limitations, employees affected by restructuring were offered the choice of remaining in the applicable retirement plans or taking distributions from those plans.

Sale of healthcare solutions business. In the U.S., employees of the healthcare solutions business ("HSG Employees") were offered a choice of remaining in the Retirement Plan or taking a distribution from the Retirement Plan. In the funded status table below, amounts relating to settlements of HSG Employees' benefit obligations are treated as regular plan payments. Additionally, eligible HSG Employees (i.e., those who qualified for retirement on August 1, 2001) were offered the opportunity to elect to receive benefits under the Agilent Continued Group Medical or SeniorMed Programs. Outside the U.S., subject to local statutory and other practical limitations, HSG Employees' projected benefit obligations – calculated in accordance with the Asset Purchase Agreement – were transferred to Philips along with an equal amount of assets. Amounts reported in this footnote reflect our continuing operations excluding the healthcare solutions business, except where noted.

Workforce-related events such as restructuring cause curtailment and settlement gains or losses when they have a material impact on the average future working lifetime or total number of participants in our retirement and postretirement plans. The restructuring program and the sale of our healthcare solutions business described above both resulted in material changes to our plan demographics in the U.S. and several other countries. The curtailment and settlement gains and losses related to each event are separately identified in the tables that follow.

Spin-off from Hewlett-Packard. On or before June 2, 2000, we assumed responsibility for pension, deferred profit-sharing, 401(k) and other post retirement benefits from Hewlett-Packard for current and former employees whose last work assignment prior to the spin-off was with Agilent. These current and former employees are collectively referred to as "Agilent Employees." In the U.S., the Hewlett-Packard Company Retirement Plan and Deferred Profit-Sharing Plan Master Trust was converted to the Group Trust for the Hewlett-Packard Company Deferred Profit-Sharing Plan and Retirement Plan and the Agilent Technologies, Inc. Deferred Profit-Sharing Plan and Retirement Plan (the "Group Trust"), and a pro rata share of the assets of the Group Trust was assigned to the Agilent Deferred Profit-Sharing Plan Trust and the Agilent Retirement Plan Trust. Outside the U.S., generally, a pro rata share of the Hewlett-Packard pension assets, if any, were transferred or otherwise assigned to the Agilent entity in accordance with local law or practice. The pro rata share was in the same proportion as the projected benefit obligation for Agilent Employees was to the total projected benefit obligation of Hewlett-Packard and Agilent combined. For all periods presented, the consolidated financial statements include the trust assets, liabilities and expenses that were assigned to Agilent.

Annual Report Financials

Pension and deferred profit-sharing plans. Worldwide pension costs included in (loss) earnings from continuing operations were $112 million in 2002, $106 million in 2001 and $69 million in 2000.

U.S. employees who meet eligibility criteria under the Retirement Plan are provided pension benefits under the Retirement Plan. Defined benefits are generally based on an employee's average pay during the final five years of employment and length of service. For eligible service through October 31, 1993, the benefit payable under the Retirement Plan is reduced by any amounts due to the eligible employee under our fixed and frozen defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants in November 1993.

As of October 31, 2002 and 2001, the status of the Retirement Plan and DPSP for U.S. Agilent Employees follows.

	Retirement Plan		DPSP	
	2002	2001	2002	2001
	(in millions)			
Fair value of plan assets	$407	$451	$952	$1,266
Retirement benefit obligation	$761	$702	$952	$1,266

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

Post retirement benefit plans. In addition to receiving pension benefits, U.S. Agilent Employees who meet retirement eligibility requirements as of their termination dates may participate in our Continued Group Medical or SeniorMed Plans. Substantially all of our current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in a medical plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on the options chosen and length of service. Our U.S. retirees are also covered by a death benefit that is part of the Agilent Survivor Protection Plan. This benefit provides a fixed sum to retirees' survivors and is available to all retirees regardless of length of service or compensation.

401(k) defined contribution plan. Our U.S. eligible employees may participate in the Agilent Technologies, Inc. 401(k) Plan ("the 401(k) Plan"). Assets and liabilities related to Agilent

Employees were transferred to us by Hewlett-Packard effective June 2, 2000. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 20 percent of an employee's annual eligible compensation, subject to regulatory and plan limitations. Our expense included in earnings (loss) from continuing operations related to the 401(k) Plan was $43 million in 2002, $53 million in 2001 and $48 million in 2000.

Components of net periodic cost. For the years ended October 31, 2002, 2001 and 2000, our net pension and post retirement benefit costs were comprised of:

	Pensions						U.S. Post Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(in millions)								
Service cost – benefits earned during the period	$ 83	$ 87	$ 74	$ 42	$ 44	$ 51	$ 13	$ 13	$ 10
Interest cost on benefit obligation	46	41	35	41	42	39	27	24	18
Expected return on plan assets	(41)	(56)	(51)	(59)	(59)	(58)	(28)	(36)	(33)
Amortization and deferrals:									
Actuarial loss (gain)	10	(10)	(12)	13	6	(1)	(8)	(18)	(10)
Transition asset	–	–	(3)	–	–	–	–	–	–
Prior service cost	1	1	2	–	1	1	–	–	(4)
Net plan costs (income)	99	63	45	37	34	32	4	(17)	(19)
Curtailment loss (gain)	1	(28)	–	(1)	(4)	–	(41)	(7)	–
Settlement loss	5	1	–	7	21	–	–	–	–
Special termination benefits	–	–	–	1	–	–	–	–	–
Other	–	–	–	–	7	–	–	–	–
Total net plan costs (income)	$105	$ 36	$ 45	$ 44	$ 58	$ 32	$(37)	$(24)	$(19)
Distribution of net plan costs (income):									
Continuing operations	$105	$ 32	$ 40	$ 44	$ 55	$ 29	$(37)	$(23)	$(17)
Discontinued operations	–	4	5	–	3	3	–	(1)	(2)
Total net plan costs (income)	$105	$ 36	$ 45	$ 44	$ 58	$ 32	$(37)	$(24)	$(19)

Funded status. As of October 31, 2002 and 2001, the funded status of the defined benefit and post retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post Retirement Benefit Plans	
	2002	2001	2002	2001	2002	2001
			(in millions)			
Change in fair value of plan assets:						
Fair value — beginning of year	$ 451	$ 655	$ 746	$ 807	$ 311	$ 426
Net addition (deletion) of plans	—	—	6	—	—	—
Actual return on plan assets	(68)	(164)	(213)	(64)	(49)	(108)
Employer contributions	84	1	105	60	1	—
Participants' contributions	—	—	8	8	4	4
Benefits paid	(60)	(41)	(21)	(10)	(11)	(11)
Special termination benefits	—	—	1	—	—	—
Currency impact	—	—	29	(9)	—	—
Curtailment/settlement impact — divestiture of Healthcare Solutions Business	—	—	—	(60)	—	—
Curtailment/settlement impact — restructuring	—	—	(16)	—	—	—
Other	—	—	12	14	—	—
Fair value — end of year	$ 407	$ 451	$ 657	$ 746	$ 256	$ 311
Change in benefit obligation:						
Benefit obligation — beginning of year	702	585	821	821	380	317
Net addition (deletion) of plans	—	—	19	—	—	—
Service cost	83	87	42	44	13	13
Interest cost	46	41	41	42	27	24
Participants' contributions	—	—	8	8	4	4
Plan amendment	—	—	3	(17)	—	—
Actuarial loss	19	73	30	4	66	40
Benefits paid	(60)	(41)	(21)	(13)	(11)	(11)
Special termination benefits	—	—	1	—	—	—
Currency impact	—	—	44	(12)	—	—
Curtailment/settlement impact — divestiture of Healthcare Solutions Business	—	(43)	—	(63)	(10)	(7)
Curtailment/settlement impact — restructuring	(29)	—	(31)		(32)	
Other	—	—	—	7	—	—
Benefit obligation — end of year	$ 761	$ 702	$ 957	$ 821	$ 437	$ 380

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post Retirement Benefit Plans	
	2002	2001	2002	2001	2002	2001
	(in millions)					
Plan assets less than benefit obligation	$(354)	$(251)	$(300)	$ (75)	$(181)	$ (69)
Unrecognized net actuarial loss (gain)	213	129	483	191	2	(102)
Unrecognized prior service cost (benefit) related to plan changes	5	8	(5)	(8)	49	3
Unrecognized net transition asset*	–	–	–	(1)	–	–
Net (accrued) prepaid costs	$(136)	$(114)	$ 178	$ 107	$(130)	$(168)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid defined benefit plan costs	$ –	$ –	$ 187	$ 111	$ –	$ –
Accrued defined benefit plan costs	(136)	(114)	(239)	(4)	–	–
Intangible assets	–	–	6	–	–	–
Additional minimum pension liability	–	–	224	–	–	–
Accrued post retirement benefits costs	–	–	–	–	(130)	(168)
Net (accrued) prepaid costs	$(136)	$(114)	$ 178	$ 107	$(130)	$(168)

* Amortized over periods ranging from 3 to 22 years.

Plan assets consist primarily of listed stocks and bonds. Our Retirement Plan assets are allocated 80 percent to equities and 20 percent to fixed income investments. Our DPSP assets are allocated 60 percent to equities and 40 percent to fixed income investments. Allocation between equities and fixed income investments varies by plan in countries outside the U.S., but all plans' assets are broadly diversified both domestically and overseas.

As of October 31, 2002, all of our defined benefit plans had benefit obligations that were in excess of the fair value of the plan assets; at the end of 2001, four of our plans outside the U.S. did not have obligations in excess of assets. The amounts of the obligations and assets for the underfunded plans only were:

	U.S. Defined Benefit Plans October 31,		Non-U.S. Defined Benefit Plans October 31,	
	2002	2001	2002	2001
	(in millions)			
Aggregate projected benefit obligation ("PBO")	$(761)	$(702)	$(957)	$(579)
Aggregate accumulated benefit obligation ("ABO")	$(432)	$(374)	$(736)	$(464)
Aggregate fair value of plan assets	$ 407	$ 451	$ 657	$ 483

An additional minimum pension liability adjustment was required for our pension plans in Germany, Japan and the United Kingdom during 2002 as the accumulated benefit obligation of $529 million for those plans exceeded the $441 million of pension plan assets for those plans as of the measurement date. The $88 million difference was increased by $142 million for net prepaid pension costs for all of the affected plans and reduced by $6 million for intangible assets in the United Kingdom's plan and one of the Japanese plans, resulting in a gross additional minimum pension liability of $224 million. Of this amount, $146 million impacted accumulated comprehensive loss, offset by $78 million applied to deferred tax assets.

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and postretirement benefit plans are presented in the table below. The impacts of the assumptions listed for the years 2002, 2001 and 2000 have already been recognized in our consolidated statement of operations. The assumptions for the year 2003 were used to determine the obligations presented as of October 31, 2002 in the funded status table above, and their impacts will be recognized in our consolidated statements of operations during 2003.

		Years Ended October 31,		
	2003	2002	2001	2000
U.S. defined benefit plans:				
Discount rate	6.75%	7.0%	7.5%	7.25%
Average increase in compensation levels	5.25%	5.5%	6.0%	5.0%
Expected long-term return on assets	8.75%	9.0%	9.0%	9.0%
Non-U.S. defined benefit plans:				
Discount rate	2.25 – 6.0%	2.5 – 6.5%	3.0 – 6.5%	3.3 – 6.0%
Average increase in compensation levels	3.5 – 4.25%	3.5 – 5.5%	3.5 – 5.5%	3.5 – 5.3%
Expected long-term return on assets	5.5 – 7.75%	6.5 – 8.5%	6.1 – 8.5%	6.1 – 8.5%
U.S. postretirement benefits plans:				
Discount rate	6.75%	7.0%	7.5%	7.25%
Expected long-term return on assets	8.75%	9.0%	9.0%	9.0%
Current medical cost trend rate	9.0%	7.75%	7.75%	8.2%
Ultimate medical cost trend rate	5.5%	5.5%	5.5%	5.5%
Medical cost trend rate decreases to ultimate rate in year	2007	2007	2007	2007

Assumed health care trend rates could have a significant effect on the amounts reported for health care plans. A 1 percentage point change in the assumed health care cost trend rates for the year ended October 31, 2003 would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$11	$ (8)
Effect on postretirement benefit obligations	$79	$(63)

Annual Report Financials

16. Other Accrued Liabilities

Other accrued liabilities and other long-term liabilities at October 31, 2002 and 2001 were as follows:

	October 31, 2002	October 31, 2001
	(in millions)	
Other accrued liabilities		
Accrued expenses	$280	$343
Restructuring	148	89
Warranty accruals	59	62
Lease guarantees	68	71
Other	19	17
Total other accrued liabilities	$574	$582
Other long-term liabilities		
Retirement plans	$118	$169
Deferred compensation	34	37
Self-insured health and welfare	30	32
Other	63	87
Total other long-term liabilities	$245	$325

17. Senior Convertible Debentures and Lines of Credit

Senior Convertible Debentures. On November 27, 2001, we completed a private offering of $1.15 billion aggregate principal amount of 3 percent senior convertible debentures (the "debentures") due 2021 and generated net proceeds of $1.12 billion after deducting fees and expenses. A registration statement filed on behalf of certain holders of the debentures became effective on April 11, 2002. The debentures are convertible at any time into our common stock at an initial conversion price of $32.22 per share, subject to adjustment (as defined in the related Indenture agreement dated November 27, 2001) and are redeemable at the company's option beginning at any time on or after December 6, 2004. Holders of the debentures have the ability to require us to repurchase the debentures, in whole or in part, on specified dates in 2006, 2011 and 2016. Holders also have the right to require us to repurchase all or a portion of the outstanding debentures if the company undergoes a Fundamental Change (as defined in the Indenture agreement), at a price equal to 100 percent of the principal amount plus interest. The debentures bear interest at an annual rate of 3 percent, which is payable on June 1 and December 1 of each year beginning June 1, 2002. The interest rate will reset (as defined in the Indenture agreement) in June 2006, June 2011 and June 2016, but in no event will it be reset below 3 percent or above 5 percent per annum. To date there have been no adjustments to the conversion price of the debentures.

Lines of Credit. Effective November 1, 2002, we terminated our $250 million five-year revolving credit facility that was due to expire on November 5, 2005 and did not extend the $250 million 364-day revolving credit facility that expired on November 1, 2002. We did not have plans to use these credit facilities, and we believe that the costs of renewing and/or retaining these credit facilities outweighed their benefits. There were no balances outstanding under either facility at October 31, 2002 or October 31, 2001.

18. Commitments

Operating Lease Commitments. We lease certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under leases at October 31, 2002 were $91 million for 2003, $78 million for 2004, $65 million for 2005, $50 million for 2006, $39 million for 2007 and $84 million thereafter. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $177 million in 2002, $100 million in 2001 and $69 million in 2000.

19. Contingencies

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters that arise in the ordinary course of business. There are no such matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

20. Segment Information

Description of segments. We are a diversified technology company that provides enabling solutions to customers in markets within the communications, electronics, life sciences and chemical analysis industries.

We organize our business operations into three major groups – test and measurement, semiconductor products, and life sciences and chemical analysis – each of which comprises a reportable segment. The segments were determined based primarily on how management views and evaluates our operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining our reportable segments.

Our three reportable segments are:

- test and measurement, which provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. The test and measurement business includes three operating segments that have been aggregated based on the similarity of the nature of their products and services, their production processes, their class of customers, their distribution methods and their economic characteristics;
- semiconductor products, which provides semiconductor components, modules and assemblies for high performance communications systems; and
- life sciences and chemical analysis, which provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products.

Segment revenue and profit. The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies." In 2000, internal revenue and earnings from continuing operations include transactions between segments that are intended to reflect an arm's length transfer at the best price available for comparable external customers.

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses include costs of centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. These expenses are allocated to the segments and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments. A different result might be arrived at for any segment if costs were specifically identified to each segment.

In 2002 management changed the methods by which corporate charges were allocated to the segments. This change impacted cost of goods and services, research and development and selling, general and administrative expenses and (loss) earnings from operations recorded by each of the segments. Depreciation for each segment is no longer presented separately to management and consequently it has been excluded from the disclosure below. Information provided with respect to prior periods has been restated to reflect these changes.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the U.S. The performance of each segment is measured based on several metrics, including (loss) earnings from operations. These results are used, in part, by management in evaluating the performance of, and in allocating resources to, each of the segments.

	Test and Measurement	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
		(in millions)		
Year Ended October 31, 2002:				
Total net revenue	$3,318	$1,559	$1,133	$6,010
(Loss) earnings from operations	$ (837)	$ (68)	$ 150	$ (755)
Year Ended October 31, 2001:				
Total net revenue	$5,432	$1,850	$1,114	$8,396
(Loss) earnings from operations	$ (120)	$ (177)	$ 91	$ (206)
Year Ended October 31, 2000:				
External revenue	$6,108	$2,213	$1,040	$9,361
Internal revenue	–	51	–	51
Total net revenue	$6,108	$2,264	$1,040	$9,412
Earnings from operations	$ 756	$ 229	$ 10	$ 995

Reconciliation to our reported results:

	Years Ended October 31,		
	2002	2001	2000
		(in millions)	
Net revenue from continuing operations:			
Total reportable segments	$ 6,010	$8,396	$9,412
Elimination of internal revenue	–	–	(51)
Total net revenue, as reported	$ 6,010	$8,396	$9,361
(Loss) earnings from continuing operations before taxes:			
Total reportable segments' (loss) earnings from operations	$ (755)	$ (206)	$ 995
Amortization of goodwill	(326)	(303)	(64)
Amortization of intangibles	(52)	(41)	(7)
Restructuring and asset impairment	(474)	(154)	–
Capitalized software write-off	–	(74)	–
Other asset impairment	13	–	–
Retirement plans curtailment gain	(19)	–	–
Other	6	–	–
Other income (expense), net	60	301	94
(Loss) earnings from continuing operations before taxes, as reported	$(1,547)	$ (477)	$1,018
Depreciation and amortization expense:			
Total reportable segments' depreciation	$ 357	$ 380	$ 389
Corporate amortization expense	378	354	71
Total depreciation and amortization expense, as reported	$ 735	$ 734	$ 460

Major Customers. No customer represented 10 percent or more of our total net revenue in 2002, 2001 or 2000.

The equity investment totals disclosed for each segment represent equity method investments directly managed by the segment.

	Test and Measurement	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
		(in millions)		
As of October 31, 2002:				
Assets	$5,509	$1,735	$959	$8,203
Capital expenditures	$ 195	$ 68	$ 38	$ 301
Investment in equity-method investees	$ 22	$ (21)	$ –	$ 1
As of October 31, 2001:				
Assets	$5,310	$1,714	$962	$7,986
Capital expenditures	$ 495	$ 304	$ 82	$ 881
Investment in equity-method investees	$ 21	$ 14	$ –	$ 35
As of October 31, 2000:				
Assets	$4,924	$1,904	$804	$7,632
Capital expenditures	$ 553	$ 203	$ 47	$ 803
Investment in equity-method investees	$ 16	$ 46	$ 20	$ 82

Total segment assets at October 31, 2000 excluded $698 million of assets allocated to the healthcare solutions business which were determined under our management reporting system. Net investment in discontinued operations at October 31, 2000 of $597 million was determined using accounting principles generally accepted in the U.S.

Geographic Information

	United States	Japan	Rest of the World	Total
		(in millions)		
Net revenue (based on location of customer):				
Year ended October 31, 2002	$2,355	$ 597	$3,058	$6,010
Year ended October 31, 2001	$3,373	$1,083	$3,940	$8,396
Year ended October 31, 2000	$3,992	$1,032	$4,337	$9,361
Long-lived assets (all non-current assets):				
October 31, 2002	$1,250	$ 434	$1,639	$3,323
October 31, 2001	$1,796	$ 539	$ 852	$3,187
October 31, 2000	$1,316	$ 356	$ 922	$2,594

QUARTERLY SUMMARY
(Unaudited)

	Three Months Ended			
	January 31	April 30	July 31	October 31
	(in millions, except per share amounts)			
2002	(1)	(2)	(3)	(4)
Net revenue	$ 1,426	$ 1,457	$ 1,391	$ 1,736
Cost of products and services and other	$ 878	$ 854	$ 846	$ 1,116
Loss from operations	$ (442)	$ (349)	$ (429)	$ (387)
Loss from continuing operations	$ (317)	$ (247)	$ (223)	$ (235)
Gain (loss) from sale of discontinued operations, net of taxes	2	(6)	(5)	(1)
Net loss	$ (315)	$ (253)	$ (228)	$ (236)
Net loss per share – Basic and Diluted:				
Net loss from continuing operations	$ (0.68)	$ (0.54)	$ (0.48)	$ (0.51)
Loss from sale of discontinued operations, net of taxes	–	(0.01)	(0.01)	–
Net loss	$ (0.68)	$ (0.55)	$ (0.49)	$ (0.51)
Weighted average shares used in computing net loss per share:				
Basic and Diluted	463	464	466	467
Range of closing stock prices on NYSE	$22.06-33.30	$24.83-38.00	$16.00-31.25	$10.50-18.88
2001	(5)	(6)	(7)	(8)
Net revenue	$ 2,565	$ 2,406	$ 1,819	$ 1,606
Cost of products and services and other	$ 1,222	$ 1,353	$ 1,075	$ 1,240
Earnings (loss) from operations	$ 294	$ (49)	$ (331)	$ (692)
Earnings (loss) from continuing operations	$ 174	$ 89	$ (220)	$ (449)
Net earnings (loss) from discontinued operations	(2)	13	(5)	–
Gain from sale of discontinued operations, net of taxes	–	–	–	646
Net earnings (loss) before cumulative effect of accounting changes	172	102	(225)	197
Cumulative effect of adopting SFAS No 133, net of taxes	(25)	–	–	–
Cumulative effect of adopting SAB 101, net of taxes	(47)	–	–	–
Net earnings (loss)	$ 100	$ 102	$ (225)	$ 197
Net earnings (loss) per share – Basic:				
Net earnings (loss) from continuing operations	$ 0.38	$ 0.19	$ (0.48)	$ (0.98)
Net earnings (loss) from discontinued operations	–	0.03	(0.01)	–
Gain from sale of discontinued operations, net of taxes	–	–	–	1.41
Cumulative effect of adopting SFAS No. 133, net of taxes	(0.06)	–	–	–
Cumulative effect of adopting SAB 101, net of taxes	(0.10)	–	–	–
Net earnings (loss)	$ 0.22	$ 0.22	$ (0.49)	$ 0.43
Net earnings (loss) per share – Diluted:				
Net earnings (loss) from continuing operations	$ 0.37	$ 0.19	$ (0.48)	$ (0.98)
Net earnings (loss) from discontinued operations	–	0.03	(0.01)	–
Gain from sale of discontinued operations, net of taxes	–	–	–	1.41
Cumulative effect of adopting SFAS No. 133, net of taxes	(0.06)	–	–	–
Cumulative effect of adopting SAB 101, net of taxes	(0.10)	–	–	–
Net earnings (loss)	$ 0.21	$ 0.22	$ (0.49)	$ 0.43

	Three Months Ended			
	January 31	April 30	July 31	October 31
	(in millions, except per share amounts)			
Weighted average shares used in computing net earnings (loss) per share:				
Basic	455	456	459	460
Diluted	466	461	459	460
Range of closing stock prices on NYSE	$38.06-68.00	$25.00-55.00	$26.20-41.18	$18.00-32.70

NOTES:

(1) Includes pre-tax restructuring and asset impairment charges of $105 million primarily relating to severance expenses

(2) Includes pre-tax restructuring and asset impairment charges of $35 million primarily relating to severance expenses

(3) Includes pre-tax restructuring and asset impairment charges of $78 million primarily relating to severance expenses

(4) Includes pre-tax severance and other restructuring charges of $133 million and pre-tax asset impairment charges of $123 million

(5) Includes pre-tax inventory charges of $30 million

(6) Includes pre-tax gains of $269 million relating to the sale of surplus land in California and pre-tax inventory charges of $143 million

(7) Includes pre-tax capitalized software write-off of $74 million and pre-tax inventory charges of $99 million

(8) Includes pre-tax restructuring charges of $154 million primarily relating to severance expenses and pre-tax inventory charges of $187 million

DIRECTIONS TO THE SOUTH SAN FRANCISCO CONFERENCE CENTER


San Francisco
Daly City
N
San Bruno
Burlingame
San Mateo
101
280
Palo Alto
Mt. View
San Jose
101
Gateway Blvd
San Mateo Ave
Produce Ave
S Airport Blvd
X
South San Francisco
Conference Center
255 S. Airport Blvd.

FROM SAN JOSE

Take Highway 101 North to the South Airport Boulevard exit.

At the first stop light; drive straight across the intersection and directly into the Holiday Inn parking lot.

The South San Francisco Conference Center is on the left.

FROM SAN FRANCISCO

Take Highway 101 South to the South Airport Boulevard exit in South San Francisco.

Stay to the right and turn east under the freeway overpass.

Make a right, at the Hungry Hunter Restaurant, onto South Airport Boulevard.

The South San Francisco Conference Center is located on the left between the Ramada Inn and the Holiday Inn.

PARKING

The South San Francisco Conference Center has an agreement to share parking with both neighboring hotels – the Holiday Inn to the south and the Ramada Inn to the north. Additional parking is available diagonally across the street in the lot located between the Travelodge and the Best Western Grosvenor Hotel.

Printed in U.S.A. January, 2003
Printed on recycled paper with 30% post-consumer waste

Agilent Technologies

Annual Meeting of Stockholders
The South San Francisco Conference Center
255 South Airport Boulevard
South San Francisco, California
March 4, 2003 at 10 a.m.

ADMIT ONE

Agilent Technologies

Annual Meeting of Stockholders
The South San Francisco Conference Center
255 South Airport Boulevard
South San Francisco, California
March 4, 2003 at 10 a.m.

ADMIT ONE

5988-8509ENUC